As filed with the Securities and Exchange Commission on November 12, 2003

Registration No. 333-109576

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

FORM S-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ISTA PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	33-0511729
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

15279 ALTON PARKWAY SUITE 100, IRVINE, CA 92618

(949) 788-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Vicente Anido, Jr., Ph.D.

Chief Executive Officer and President

ISTA Pharmaceuticals, Inc.

15279 Alton Parkway Suite 100, Irvine, CA 92618

(949) 788-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert C. Funsten Eugene E. Mueller Timothy N. Stickler Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660 (949) 725-4000	Eric S. Haueter Robert W. Kadlec Sidley Austin Brown & Wood LLP 555 California Street, Suite 5000 San Francisco, CA 94104 (415) 772-1200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 12, 2003

PROSPECTUS

4,500,000 Shares

Common Stock

We are offering 4,000,000 shares of our common stock and the selling stockholders identified in this prospectus are offering an additional 500,000 shares. We will not receive any of the proceeds from the sale of the shares sold by the selling stockholders. We have granted the underwriters a 30-day option to purchase up to an additional 675,000 shares from us to cover over-allotments, if any.

Our common stock is listed on the Nasdaq National Market under the symbol “ISTA.” On November 11, 2003, the last reported sale price for our common stock was $10.59 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 6.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us1	$	$
Proceeds to the selling stockholders	$	$

1  Expenses estimated to be $            , including the reimbursement of up to $125,000 of certain expenses incurred by the underwriters, all of which will be paid by the Company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC

Jefferies & Company, Inc.

RBC Capital Markets

Roth Capital Partners

The date of this prospectus is                         , 2003

ISTA's Late-Stage Pipeline

Pre-Clinical
Phase I
Phase II
Phase III
NDA Submission
Vitrase®
(For vitreous hemorrhage)
Vitrase®
(For use as a spreading agent)
Istalol™
(For glaucoma)
Xibrom™
(For inflammation)
Caprogel®
(For hyphema)
Vitrase®
(For diabetic retinopathy)

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as to the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

We obtained the market data and industry information contained in this prospectus from internal surveys, reports and studies, as appropriate, as well as from market research, publicly available information and industry publications. In general, industry publications state that the information they contain has been obtained from sources believed to be reliable, but they do not guarantee the accuracy or completeness of such information. Similarly, while we believe our internal surveys, estimates and market research are reliable, we have not independently verified such information, and as such, we do not make any representation as to its accuracy.

In this prospectus “we,” “us” and “our” refer to ISTA Pharmaceuticals, Inc. and its subsidiaries. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering and our financial statements appearing in this prospectus and in the documents incorporated by reference in this prospectus. Because this is only a summary, you should read the rest of this prospectus, including the documents incorporated by reference in this prospectus, before you invest in our common stock. Read this entire prospectus carefully, especially the risks described under “Risk Factors.”

Our Company

ISTA Pharmaceuticals, Inc. is an emerging specialty pharmaceutical company focused on the development and commercialization of unique and uniquely improved products for serious diseases and conditions of the eye. Our strategic plan is to transition from a development stage organization to a specialty pharmaceutical company with a primary focus on ophthalmology. We plan to build our commercial capabilities, including a targeted sales force, to distribute and market pharmaceutical products that we acquire and develop directly to ophthalmologists and other healthcare providers. We believe that the prescription market in the United States for ophthalmic pharmaceutical products represents a significant and growing market, with annual sales of approximately $2.5 billion and a historic growth rate of over 12% per year. We estimate that approximately 10,000 ophthalmologists write the majority of the prescriptions in this market.

Although currently we have no approved products, we have several product candidates in late-stage clinical development, and we have filed three New Drug Applications (“NDA”) within the last twelve months. With respect to two of these NDAs, we expect to receive approval from the U.S. Food and Drug Administration (“FDA”) during late 2003 or early 2004 of Vitrase® for use as a spreading agent to facilitate the dispersion and absorption of other drugs and Istalol™ for the treatment of glaucoma. There can be no assurances that either Vitrase® or Istalol™ will receive FDA approval in the expected time frame, or at all. Even if we receive FDA approval of the Vitrase® NDA for use as a spreading agent, the launch of the product may require FDA approval of supplemental filings related to product packaging and labeling and, in certain circumstances, the approval of Allergan, Inc. Nevertheless, we are currently undertaking significant preparations for expansion of our marketing and manufacturing capabilities in the event such approvals are obtained. We are also currently conducting a Phase III clinical study of Xibrom™ for the treatment of ocular inflammation and a feasibility study of Caprogel® for the treatment of hyphema.

We have incurred losses since inception and had an accumulated deficit of $139.8 million through September 30, 2003. Our losses have resulted primarily from research and development activities, including clinical trials, general and administrative expenses and a deemed dividend to our preferred shareholders. We expect to continue to incur operating losses for the foreseeable future as we continue to conduct research, development and clinical testing activities, to seek regulatory approval for our product candidates, and to prepare to launch our product candidates if approved.

Our Product Pipeline

We are pursuing the development of several late-stage products, including:

Vitrase® (ovine hyaluronidase)

We are developing Vitrase®, a highly purified, proprietary formulation of ovine hyaluronidase, for the treatment of vitreous hemorrhage, for use as a spreading agent to facilitate the absorption and dispersion of other injected drugs, and for the treatment of diabetic retinopathy.

In October 2002, we submitted to the FDA a NDA for Vitrase® for the treatment of vitreous hemorrhage by injection into the posterior region of the eye. On April 3, 2003, the FDA issued an approvable letter citing issues primarily related to the sufficiency of the efficacy data submitted with the NDA for Vitrase® for the treatment of vitreous hemorrhage. The FDA requested additional analysis of the existing data and an additional confirmatory clinical study based upon that analysis. We have submitted information to the FDA in response to its non-clinical comments contained in the approvable letter and are continuing to assess and discuss with the agency the clinical issues raised in the approvable letter. Based upon these discussions, we will determine the next appropriate steps in the approval process of Vitrase® for the treatment of vitreous hemorrhage.

In August 2003, we submitted to the FDA a second NDA for Vitrase® for use as a spreading agent to facilitate the dispersion and absorption of other drugs. The FDA granted “priority review” status for this NDA in August 2003 and accepted the NDA for filing and review in October 2003. As a result, we expect initial FDA action during the first quarter of 2004. In addition, in the Dosage and Administration section of this second Vitrase® NDA, we are seeking approval from the FDA to provide directions for reconstitution of Vitrase® for potential treatment applications in the posterior region of the eye. The product submitted in the second NDA is the same formulation as the product submitted in the original Vitrase® NDA for the treatment of vitreous hemorrhage. The dose used as a spreading agent is different than the dose used for injection into the posterior region of the eye. With respect to the second Vitrase® NDA, we are pursuing the development of additional package configurations for different doses of the product to facilitate product utilization, improve profit margins and aid in obtaining appropriate third-party reimbursement. Upon approval of the second Vitrase® NDA, we intend to submit supplemental filings with the FDA with respect to such additional package configurations.

Based on data compiled for us by The Wilkerson Group, we believe the potential annual market opportunity in the United States for Vitrase® includes approximately 225,000 cases of vitreous hemorrhage. In addition, based on published reports from the American Academy of Opthalmology, we believe the potential annual market opportunity for Vitrase® as a spreading agent is over 750,000 cases. We have a collaboration with Allergan, under which we have an obligation to use commercially reasonable efforts to obtain regulatory approval for Vitrase® in the U.S. and Europe, and under which Allergan is responsible for commercializing Vitrase® for uses in the posterior region of the eye. Based on the development and commercialization of Vitrase® our agreement with Allergan provides us with milestone payments, a 50/50 profit sharing arrangement in the United States, and royalty arrangements in certain international markets.

Istalol™ (timolol)

Istalol™ is our once-daily, topical solution of timolol, a beta-blocking agent for the treatment of glaucoma, a chronic disease that gradually reduces eyesight. Beta-blockers are a large group of approved medications that block specific receptors in the central nervous system and are used in the treatment of a number of diseases including glaucoma. In clinical trials, Istalol™, given once-a-day, has shown efficacy and safety comparable to timolol maleate, given twice-a-day. Timolol maleate, which is currently available from several manufacturers, is the leading beta-blocker to treat glaucoma in the United States. Istalol™ benefits from once-daily administration, while other commercially available formulations of timolol are commonly prescribed as twice-daily solutions or once-daily gel formulations, which have been known to cause blurring of patients’ vision.

The NDA for Istalol™ was submitted to the FDA in September 2002 and was accepted for review in November 2002. In July 2003, the FDA issued an approvable letter with respect to the Istalol™ NDA citing issues related to manufacturing methods and controls. No additional clinical studies were requested. We believe the issues cited by the FDA are addressable, and we are currently seeking qualification of an additional manufacturing site.

According to data compiled by NDC Health, we estimate the U.S. glaucoma market is approximately $1.1 billion annually of which the ophthalmic beta-blocker segment represents approximately $170 million per year, with over 4.4 million prescriptions written annually. We plan to build a targeted sales force to market Istalol™.

Xibrom™ (bromfenac)

Xibrom™ is a topical non-steroidal anti-inflammatory compound for the treatment of ocular inflammation. Xibrom™ was launched in Japan in 2000 by Senju Pharmaceuticals Co. Ltd. We acquired U.S. marketing rights for Xibrom™ in May 2002. We are currently conducting a Phase III clinical study of Xibrom™ in the United States. Assuming successful completion of our clinical studies, we anticipate submitting a NDA for Xibrom™ in early 2004.

According to prescription data compiled by IMS Health, we estimate that the current global ophthalmic anti-inflammatory and allergies markets to be approximately $500 million and $630 million per year, respectively. Based on data compiled by NDC Health, we estimate that there are over 5.4 million prescriptions written annually for topical ophthalmic anti-inflammatory agents in the United States. We anticipate marketing Xibrom™ through our targeted sales force, which will be expanded to focus not only on prescribers of glaucoma medications (e.g., Istalol™), but also on cataract surgeons who we expect will be the principal prescribers of Xibrom™ and the primary users of spreading agents.

Caprogel® (aminocaproic acid)

Caprogel® is a new topical gel formulation of aminocaproic acid for treating hyphema. Hyphema is a term used to describe bleeding in the anterior chamber, the space between the cornea and the iris, of the eye and usually results from trauma to the eye. In May 2002, we acquired worldwide marketing rights for Caprogel®, and we are currently conducting feasibility studies for its reformulation and commercialization. Once completed, and if these studies yield promising results, we intend to pursue further clinical development consistent with such studies’ results.

Based on data compiled for us by Milliman U.S.A., we believe that hyphema affects an estimated 50,000 patients per year in the United States and currently there is no available pharmaceutical agent approved for its treatment. Caprogel® has received an orphan drug designation for the treatment of hyphema from the FDA, which may result in a seven year market exclusivity privilege with respect to Caprogel®, if approved.

Our Strategy

Our objective is to build a specialty pharmaceutical company focused on serious diseases and conditions of the eye. We intend to capitalize on our management’s collective experience developing and commercializing ophthalmic products with goals to:

•	Gain regulatory approval and market acceptance for our existing late-stage ophthalmic product candidates;

•	Build a commercial infrastructure to support multiple ophthalmic product launches;

•	Conduct business development efforts to further expand our late-stage product pipeline; and

•	Pursue opportunistic acquisitions of marketed products.

Company Information

We are organized as a Delaware corporation. Our principal executive offices are located at 15279 Alton Parkway Suite 100, Irvine, CA 92618, and our telephone number is (949) 788-6000.

THE OFFERING

Common stock offered	4,500,000 shares

Common stock offered by the selling stockholders	500,000 shares

Common stock to be outstanding after the offering	17,367,252 shares

Over-allotment option	675,000 shares

Use of proceeds	We intend to use the net proceeds for working capital and for other general corporate purposes, which may include the build up of our commercial activities relating to anticipated product launches, milestone payments, and acquisitions of companies, products, rights or technology. See “Use of Proceeds.”

Nasdaq National Market symbol	ISTA

The total number of shares of common stock outstanding after this offering is based on 13,367,252 shares outstanding as of November 10, 2003, and excludes:

•	44,142 shares of common stock issuable upon exercise of stock options outstanding as of November 10, 2003, at a weighted average exercise price of $7.56 per share, under our 1993 Stock Plan;

•	2,117,034 shares of common stock issuable upon exercise of stock options outstanding as of November 10, 2003, at a weighted average exercise price of $4.59 per share, under our 2000 Stock Incentive Plan, as amended;

•	145,461 shares of common stock issuable upon exercise of stock options outstanding as of November 10, 2003, at a weighted average exercise price of $16.28 per share, under individual stock agreements outside of either our 1993 Stock Plan or our 2000 Stock Incentive Plan;

•	714,962 additional shares of common stock reserved for future issuance under our stock option plans as of November 10, 2003;

•	1,842,104 shares of common stock reserved for future issuance upon exercise of warrants outstanding as of November 10, 2003 with an exercise price of $3.80 per share; and

•	47,495 shares of common stock reserved for future issuance under our 2000 Employee Stock Purchase Plan as of November 10, 2003.

Unless otherwise specifically stated, information throughout this prospectus assumes:

•	no exercise of outstanding options or warrants to purchase shares of common stock; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

You should read the summary consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes beginning on page F-1.

	Years Ended December 31,					Nine Months Ended September 30,
	2002	2001	2000	1999	1998	2003	2002
Statement of Operations Data:						(unaudited)
Revenues	$278	$—	$—	$—	$—	$208	$208
Costs and expenses:
Research and development	14,751	15,770	16,200	11,062	7,523	11,753	11,264
Selling, general and administrative	8,224	7,538	6,455	3,240	2,147	6,146	5,902

Total costs and expenses	22,975	23,308	22,655	14,302	9,670	17,899	17,166

Loss from operations	(22,697)	(23,308)	(22,655)	(14,302)	(9,670)	(17,691)	(16,958)
Interest income	213	826	848	69	133	275	144
Interest expense	(473)	(25)	(50)	(51)	(87)	(6)	(55)

Net loss	(22,957)	(22,507)	(21,857)	(14,284)	(9,624)	(17,422)	(16,869)
Deemed dividend to preferred stockholders	—	—	(19,245)	—	—	—	—

Net loss attributable to common stockholders	$(22,957)	$(22,507)	$(41,102)	$(14,284)	$(9,624)	$(17,422)	$(16,869)

Net loss per common share, basic and diluted(1)	$(7.53)	$(14.43)	$(60.13)	$(95.23)	$(71.82)	$(1.31)	$(10.05)

Shares used in computing net loss per share, basic and diluted(1)	3,049	1,559	684	150	134	13,304	1,678

(1)   As discussed in the Notes to the Consolidated Financial Statements, in November 2002 we completed a 1-for-10 reverse stock split to the then outstanding common stock. All historical common shares and per share data have been adjusted for the reverse stock split. Additionally, in November 2002 we consummated a private investment in public equity (“PIPE”) transaction, which resulted in the issuance of 10,526,306 shares of common stock.

	As of December 31,					As of September 30,
	2002	2001	2000	1999	1998	2003	2002
Consolidated Balance Sheet Data:						(unaudited)
Cash and short-term investments	$35,712	$15,602	$25,729	$709	$2,393	$19,301	$4,145
Working capital (deficit)	33,046	12,079	23,386	(4,993)	(260)	16,528	(2,672)
Total assets	37,135	16,956	28,021	3,020	4,115	20,693	6,499
License fee received from Visionex	—	—	—	5,000	5,000	—	—
Deferred revenue	4,722	5,000	—	—	—	4,514	4,792
Other long-term obligations	10	2	12	38	294	11	5
Deficit accumulated during the development stage	(122,394)	(99,437)	(76,930)	(35,828)	(21,544)	(139,816)	(116,306)
Total stockholders’ equity (deficit)	29,228	7,940	24,564	(8,656)	(4,053)	12,748	(6,529)

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our financial statements and related notes.

Risks Related to Our Business

If we do not receive and maintain regulatory approvals for our product candidates, we, or our marketing partners, will not be able to commercialize our products, which would substantially impair our ability to generate revenues and materially harm our business and financial condition.

None of our product candidates has received regulatory approval from the FDA. Approval from the FDA is necessary to manufacture and market pharmaceutical products in the United States. Many other countries including major European countries and Japan have similar requirements.

The NDA process is extensive, time-consuming and costly, and there is no guarantee that the FDA will approve NDAs of any of our product candidates, or that the timing of any such approval will be appropriate for our product launch schedule and other business priorities, which are subject to change. We have submitted NDAs which are currently pending before the FDA, two for Vitrase®, for the treatment of vitreous hemorrhage and for use as a spreading agent, respectively, and one for Istalol™. Moreover, we depend on the assistance of Senju for obtaining regulatory approval for Istalol™.

Although we have received an approvable letter from the FDA with respect to our NDA for Vitrase® for the treatment of vitreous hemorrhage, the FDA has requested additional analysis of the existing data and an additional confirmatory clinical study based upon that analysis. There can be no assurances that the FDA will approve this NDA for Vitrase®, even if we decide to and are successfully able to undertake the further analysis and clinical testing requested by the FDA.

Although we have received “priority review” status on our second NDA for Vitrase® for its use as a spreading agent, there can be no assurances that the FDA will approve this NDA. Even if the FDA ultimately does approve this NDA, the timing of, or conditions imposed by the FDA on any such approval might not be appropriate for our marketing, product development and business priorities or those of Allergan, our marketing partner for uses in the posterior region of the eye.

The FDA has also issued an approvable letter with respect to the Istalol™ NDA, citing issues related to manufacturing methods and controls. While we believe these issues are addressable, there can be no assurance that the FDA will approve the NDA for Istalol™, or that the timing of any such approval would be appropriate in view of our changing business objectives and priorities.

Clinical testing of pharmaceutical products is also a long, expensive and uncertain process. Even if initial results of preclinical studies or clinical trial results are positive, we may obtain different results in later stages of drug development, including failure to show desired safety and efficacy. Xibrom™, a topical non-steroidal anti-inflammatory compound for the treatment of ocular inflammation, is currently undergoing Phase III clinical trials.

The clinical trials of any of our product candidates could be unsuccessful, which would prevent us from obtaining regulatory approval and commercializing the product.

FDA approval can be delayed, limited or not granted for many reasons, including, among others:

•	FDA officials may not find a product candidate safe or effective to merit an approval;

•	FDA officials may not find that the data from preclinical testing and clinical trials justifies approval, or they may require additional studies that would make it commercially unattractive to continue pursuit of approval;

•	the FDA might not approve our manufacturing processes or facilities, or the processes or facilities of our contract manufacturers or raw material suppliers;

•	the FDA may change its approval policies or adopt new regulations; and

•	the FDA may approve a product candidate for indications that are narrow or under conditions that place our product at a competitive disadvantage, which may limit our sales and marketing activities or otherwise adversely impact the commercial potential of a product;

If the FDA does not approve our product candidates in a timely fashion on commercially viable terms or we terminate development of any of our product candidates due to difficulties or delays encountered in the regulatory approval process, it will have a material adverse impact on our business and we will be dependent on the development of our other product candidates and/or our ability to successfully acquire other products and technologies.

In addition, we intend to market certain of our products, and perhaps have certain of our products manufactured, in foreign countries. The process of obtaining approvals in foreign countries is subject to delay and failure for similar reasons.

Even if we obtain FDA approval of the Vitrase® NDA for use as a spreading agent, our ability to commercialize Vitrase® for such use is dependent upon the terms of our collaboration with Allergan.

We have entered into a collaboration with Allergan, Inc. relating to Vitrase® for ophthalmic uses for the posterior region of the eye. If we obtain regulatory approval for Vitrase® for any such uses in the United States and Europe, we will be dependent on Allergan for the commercialization of Vitrase® for such uses in these markets. We are currently in discussions with Allergan regarding marketing and other strategies in the event the FDA approves our NDA for Vitrase® for use as a spreading agent. Allergan has informed us of its position that we need its authorization pursuant to our collaboration to market Vitrase® on our own as a spreading agent, which Allergan asserts has not been provided. In addition, Allergan may be unwilling to pursue the marketing and commercialization of Vitrase® with any final approved labeling that does not meet its satisfaction. Any dispute regarding our rights or Allergan’s rights under our collaboration or otherwise would be costly, time-consuming and potentially delay or possibly prevent the launch of any approved Vitrase® product.

If our product candidates are approved by the FDA but do not gain market acceptance, our business will suffer because we might not be able to fund future operations.

A number of factors may affect the market acceptance of Vitrase®, Istalol™, Xibrom™, Caprogel® or any other products we develop or acquire in the future, including, among others:

•	the price of our products relative to other therapies for the same or similar treatments;

•	the perception by patients, physicians and other members of the health care community of the effectiveness and safety of our products for their prescribed treatments;

•	our ability to fund our sales and marketing efforts; and

•	the effectiveness of our sales and marketing efforts.

In addition, our ability to market and promote our products will be restricted to the labels approved by the FDA. If the approved labels are restrictive, our sales and marketing efforts and market acceptance and the commercial potential of our products may be negatively affected. For example, should the market not widely accept Vitrase® for usage based on the label of the second NDA, we may have to await approval of additional indications in order to reach the full market potential for this drug.

If our products do not gain market acceptance we may not be able to fund future operations, including the development or acquisition of new product candidates and/or our sales and marketing efforts for our approved products, which would cause our business to suffer.

If we are unable to sufficiently develop our sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to commercialize products.

We currently are in the process of developing our sales, marketing and distribution capabilities. However, our current capabilities in these areas are limited. In order to commercialize any products successfully, we must internally develop substantial sales, marketing and distribution capabilities, or establish collaborations or other arrangements with third parties to perform these services. We do not have extensive experience in these areas, and we may not be able to establish adequate in-house sales, marketing and distribution capabilities or engage and effectively manage relationships with third parties to perform any or all of such services. For example, although we intend to develop our own in-house sales and marketing capabilities with respect to our other product candidates, we intend to rely on Allergan in the United States and Europe and Otsuka Pharmaceuticals, Co. Ltd. in Japan, respectively, to market Vitrase® for ophthalmic uses for the posterior region of the eye. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and any revenues we receive will depend upon the efforts of third parties, whose efforts may not be successful.

We have not generated any revenue from product sales to date, we have a history of net losses and negative cash flow, and we may never achieve or maintain profitability.

We have not generated any revenue from product sales to date, and we may never generate revenues from product sales in the future. Even if we do achieve significant revenues from product sales, we expect to incur significant operating losses over the next several years. We have never been profitable, and we might never become profitable. As of September 30, 2003, our accumulated deficit was $139.8 million, including a net loss of approximately $23.0 million for the year ended December 31, 2002 and a net loss of $17.4 million for the nine months ended September 30, 2003. As of September 30, 2003, we had approximately $19.3 million in cash and short-term investments and working capital of $16.5 million. We believe our current cash and cash equivalents on hand, as well as the net proceeds we receive from this offering, will be sufficient to finance anticipated capital and operating requirements for at least the next twelve months. However, if we do not complete this offering, we will need to reduce our costs and/or raise additional capital during the next twelve months, particularly if we obtain FDA approval for any of our products. If we engage in acquisitions of companies, products, or technology in order to execute our business strategy, we may need to raise additional capital. We may be required to raise additional capital in the future through collaborative agreements, Private Investment in Public Equity (“PIPE”) financings, and various other equity or debt financings. If we are required to raise additional capital in the future there can be no assurance that the additional financing will be available on favorable terms, or at all.

We may be unable to execute our strategic plan to transition to a specialty pharmaceutical company, which could have a material adverse impact on our business and financial condition.

Our strategy to transition to a specialty pharmaceutical company will be dependent upon our ability to gain regulatory approval and market acceptance for our existing late-stage ophthalmic product candidates, build a commercial infrastructure to support multiple ophthalmic product launches, conduct business development efforts to further expand our late-stage product pipeline, and pursue opportunistic acquisitions of marketed products.

We have limited sales, marketing and distribution capabilities to support the marketing of any products, and we do not have experience in managing third-party manufacturers of any products in commercial quantities. In addition, if we acquire or obtain licenses for late-stage development products, our ability to successfully commercialize such products will also be dependent on our ability to successfully complete development of such products, including obtaining the necessary regulatory approvals. For example, we have obtained licenses for U.S. marketing rights to Istalol™ and Xibrom™ from Senju, and we have obtained a license for worldwide rights to Caprogel® from the Eastern Virginia Medical School. Senju is responsible for the development of Istalol™, including obtaining the necessary regulatory approvals in the United States. We are responsible for the development of Xibrom™ and Caprogel®.

We may not be able to identify any product acquisition opportunities or be successful in negotiating favorable terms for any such product acquisitions. Should we be successful in acquiring or licensing any products, we will need to establish and enhance our sales, marketing, distribution and manufacturing capabilities, each of which will require substantial financial and management resources. Our failure to establish effective sales, marketing, distribution and manufacturing capabilities on a timely basis would adversely affect our ability to commercialize our products, including any acquired products. If we are unable to execute our strategic plan to transition to a specialty pharmaceutical company on a timely basis, our ability to generate revenues would be substantially impaired which would materially harm our business and financial condition.

If we have problems with our contract manufacturers, our product development and commercialization efforts could be delayed or stopped.

We have entered into a master services agreement with R.P. Scherer West, Inc. (which has been subsequently acquired by Cardinal Health, Inc.), for the manufacture of commercial quantities, if approved, of Vitrase®. We also intend to use a contract manufacturer to assist us in the development and manufacture of the new package configurations of Vitrase®. We have also entered into a manufacturing services agreement with Bausch & Lomb Incorporated for the manufacture of commercial quantities, if approved, of Istalol™ and Xibrom™. To date, we have needed these products only in amounts sufficient for clinical trials. Before any contract manufacturer can produce commercial quantities of a product, we must demonstrate to the FDA’s satisfaction that the product source for commercial quantities is substantially equivalent to the supply of the product used in our clinical trials. Such demonstration may include the requirement to conduct additional clinical trials. In addition, the manufacturing facilities of all of our contract manufacturers must comply with current Good Manufacturing Practice (“cGMP”) regulations, which the FDA strictly enforces. Moreover, the facilities of the contract manufacturer must undergo and pass pre-approval inspections by the FDA before any of our products can be approved for commercial manufacture. We cannot assure you that Cardinal Health, Bausch & Lomb, or any other manufacturer we may contract with in the future will be able, as applicable, to develop processes necessary to produce substantially equivalent product or that regulatory authorities will approve them as a manufacturer. Failure to develop necessary production processes or receive regulatory approval of our manufacturers could delay or stop our efforts to develop and commercialize our product candidates.

Our marketing partners may terminate, or fail to perform their duties under, our agreements, in which case our ability to commercialize our products may be significantly impaired.

We have entered into collaborations with Allergan and Otsuka Pharmaceuticals relating to Vitrase® for ophthalmic uses for the posterior region of the eye, and with Senju relating to Istalol™ and Xibrom™. If we obtain regulatory approval for Vitrase® for any such uses in the United States and Europe, we will be dependent on Allergan for the commercialization of Vitrase® for any such uses in these markets. We depend on Otsuka for obtaining regulatory approval of Vitrase® for any such uses in Japan, and if such approval is obtained, we will be dependent upon Otsuka for the commercialization of Vitrase® for such approved uses in Japan. We will also be dependent on Senju for obtaining regulatory approval for Istalol™ in the United States. The amount and timing of resources that Allergan, Otsuka, and Senju dedicate to our collaborations is not within our control. Accordingly, any breach or termination of our agreements by, or disagreements with, these collaborators could delay or stop the development and/or commercialization of our product candidates, or adversely impact our receipt of milestone payments, profit splits, royalties, and other consideration from these collaborations. Our collaborative partners may change their strategic focus, terminate our agreements on relatively short notice, or pursue alternative technologies. Although our agreements with Allergan, Otsuka and Senju contain reciprocal terms providing that neither we nor they may develop products that directly compete in the same form with the products involved in the collaboration, there can be no assurances that our collaborators will not develop competing products in different forms or products that compete indirectly with our products. Accordingly, unfavorable developments relating to our strategic partners could have a significant adverse effect on us and our financial condition.

If we have problems with our sole source suppliers, our product development and commercialization efforts for our product candidates could be delayed or stopped.

Some materials used in our products are currently obtained from a single source. Biozyme Laboratories, Ltd. is currently our only source for highly purified ovine hyaluronidase, which is the active ingredient in Vitrase®. If approved, commercial quantities of Vitrase® will be supplied by Cardinal Health as the sole source. Istalol™, if approved, will be supplied by Akorn Laboratories and/or Bausch & Lomb. Xibrom™, if approved, will be supplied by a single source, Bausch & Lomb. We have not established and may not be able to establish arrangements with additional suppliers for these ingredients or products. Difficulties in our relationship with our suppliers or delays or interruptions in such suppliers’ supply of our requirements could limit or stop our ability to provide sufficient quantities of our products, on a timely basis, for clinical trials and, if our products are approved, could limit or stop commercial sales, which would have a material adverse effect on our business and financial condition. While we are currently pursuing additional sources for these products and materials, our success in establishing such additional supply arrangements cannot be assured.

We depend on our Chief Executive Officer, Vicente Anido, Jr., Ph.D., and other key personnel, to execute our strategic plan to transition to a specialty pharmaceutical company.

Our success largely depends on the skills, experience and efforts of our key personnel, including Chief Executive Officer, Vicente Anido, Jr., Ph.D. We have entered into a written employment agreement with Dr. Anido that can be terminated at any time by us or by Dr. Anido. In the event Dr. Anido’s employment is terminated, other than for cause or voluntarily by Dr. Anido, Dr. Anido will receive nine months of salary as severance compensation. In the event Dr. Anido’s employment is terminated after a change of control (such as a merger where we are bought by another entity, or a sale of substantially all of our assets), other than for cause or voluntarily by Dr. Anido, then Dr. Anido’s stock options will immediately vest and become exercisable in full, and Dr. Anido will receive twenty-four months of salary as severance compensation. We do not maintain “key person” life insurance policies covering Dr. Anido. The loss of Dr. Anido, or our failure to retain other key personnel, would jeopardize our ability to execute our strategic plan and materially harm our business.

Risks Related to Our Industry

Compliance with the extensive government regulations to which we are subject is expensive and time consuming, and may result in the delay or cancellation of product sales, introductions or modifications.

Extensive industry regulation has had, and will continue to have, a significant impact on our business. All pharmaceutical companies, including us, are subject to extensive, complex, costly and evolving regulation by the federal government, principally the FDA and to a lesser extent by the U.S. Drug Enforcement Administration (“DEA”), and foreign and state government agencies. The Federal Food, Drug and Cosmetic Act, the Controlled Substances Act and other domestic and foreign statutes and regulations govern or influence the testing, manufacturing, packing, labeling, storing, record keeping, safety, approval, advertising, promotion, sale and distribution of our products. Under certain of these regulations, we and our contract suppliers and manufacturers are subject to periodic inspection of our or their respective facilities, procedures and operations and/or the testing of our products by the FDA, the DEA and other authorities, which conduct periodic inspections to confirm that we and our contract suppliers and manufacturers are in compliance with all applicable regulations. The FDA also conducts pre-approval and post-approval reviews and plant inspections to determine whether our systems, or our contract suppliers’ and manufacturers’ processes, are in compliance with cGMP and other FDA regulations.

In addition, the FDA imposes a number of complex regulatory requirements on entities that advertise and promote pharmaceuticals, including, but not limited to, standards and regulations for direct-to-consumer advertising, off-label promotion, industry sponsored scientific and educational activities, and promotional activities involving the Internet.

We are dependent on receiving FDA and other governmental approvals prior to manufacturing, marketing and shipping our products. Consequently, there is always a risk that the FDA or other applicable governmental authorities will not approve our products, or will take post-approval action limiting or revoking our ability to sell our products, or that the rate, timing and cost of such approvals will adversely affect our product introduction plans or results of operations.

Our suppliers and manufacturers are subject to regulation by the FDA and other agencies, and if they do not meet their commitments, we would have to find substitute suppliers or manufacturers, which could delay the supply of our products to market.

Regulatory requirements applicable to pharmaceutical products make the substitution of suppliers and manufacturers costly and time consuming. We have no internal manufacturing capabilities and are, and expect to be in the future, entirely dependent on contract manufacturers and suppliers for the manufacture of our products and for their active and other ingredients. The disqualification of these suppliers through their failure to comply with regulatory requirements could negatively impact our business because the delays and costs in obtaining and qualifying alternate suppliers (if such alternative suppliers are available, which we cannot assure) could delay clinical trials or otherwise inhibit our ability to bring approved products to market, which would have a material adverse affect on our business and financial condition.

We may be required to initiate or defend against legal proceedings related to intellectual property rights, which may result in substantial expense, delay and/or cessation of our development and commercialization of our products.

We rely on patents to protect our intellectual property rights. The strength of this protection, however, is uncertain. For example, it is not certain that:

•	our patents and pending patent applications cover products and/or technology that we invented first;

•	we were the first to file patent applications for these inventions;

•	others will not independently develop similar or alternative technologies or duplicate our technologies;

•	any of our pending patent applications will result in issued patents; and

•	any of our issued patents, or patent pending applications that result in issued patents, will be held valid and infringed in the event the patents are asserted against others.

We currently own or license 25 U.S. and foreign patents and 49 U.S. and foreign pending patent applications. There can be no assurance that our existing patents, or any patents issued to us as a result of such applications, will provide a basis for commercially viable products, will provide us with any competitive advantages, or will not face third-party challenges or be the subject of further proceedings limiting their scope or enforceability.

We may become involved in interference proceedings in the U.S. Patent and Trademark Office to determine the priority of our inventions. In addition, costly litigation could be necessary to protect our patent position. We also rely on trademarks to protect the names of our products. These trademarks may be challenged by others. If we enforce our trademarks against third parties, such enforcement proceedings may be expensive. Some of our trademarks are owned by or assignable to our licensors Eastern Virginia Medical School and Senju, and upon expiration or termination of the license agreements, we may no longer be able to use the trademarks. We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect with confidentiality agreements with employees, consultants and others with whom we discuss our business. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of these agreements, and we might not be able to resolve these disputes in our favor.

We have exclusively licensed the trademark Vitrase® to Allergan under our collaboration agreement. Some of our other trademarks, including Caprogel™ and Xibrom™, are owned by or assignable to our licensors Eastern Virginia Medical School and Senju, and upon expiration or termination of the license agreements, we may no longer be able to use these trademarks.

We license patents held by the Eastern Virginia Medical School (for Caprogel®) and Senju (for Istalol™ and Xibrom™). Some of these license agreements do not permit us to control the prosecution, maintenance, protection and defense of such patents. If the licensor chooses not to protect its own patent rights, we may not be able to take actions to secure our related product marketing rights. In addition, if such patent licenses are terminated before the expiration of the licensed patents, we may no longer be able to continue to manufacture and sell such products as may be covered by the patents.

In addition to protecting our own intellectual property rights, third parties may assert patent, trademark or copyright infringement or other intellectual property claims against us based on what they believe are their own intellectual property rights. We may be required to pay substantial damages, including but not limited to treble damages, for past infringement if it is ultimately determined that our products infringe a third party’s intellectual property rights. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management’s attention from other business concerns. Further, we may be stopped from developing, manufacturing or selling our products until we obtain a license from the owner of the relevant technology or other intellectual property rights. If such a license is available at all, it may require us to pay substantial royalties or other fees.

If third-party reimbursement is not available, our products may not be accepted in the market.

Our ability to earn sufficient returns on our products will depend in part on the extent to which reimbursement for our products and related treatments will be available from government health administration authorities, private health insurers, managed care organizations and other healthcare providers.

Third-party payers are increasingly attempting to limit both the coverage and the level of reimbursement of new drug products to contain costs. Consequently, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. If we succeed in bringing one or more of our product candidates to market, third-party payers may not establish adequate levels of reimbursement for our products, which could limit their market acceptance and result in a material adverse effect on our financial condition.

We face intense competition and rapid technological change that could result in the development of products by others that are superior to the products we are developing.

We have numerous competitors in the United States and abroad, including, among others, major pharmaceutical and specialized biotechnology firms, universities and other research institutions that may be developing competing products. Such competitors may include Allergan, Alcon Laboratories, Inc., Bausch & Lomb, Novartis Ophthalmics (a unit of Novartis AG), Pfizer and Eli Lilly and Company. These competitors may develop technologies and products that are more effective or less costly than our current or future product candidates or that could render our technologies and product candidates obsolete or noncompetitive. Many of these competitors have substantially more resources and product development, manufacturing and marketing experience and capabilities than we do. In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of pharmaceutical product candidates and obtaining FDA and other regulatory approvals of products and therapies for use in healthcare.

We are exposed to product liability claims, and insurance against these claims may not be available to us on reasonable terms or at all.

We currently maintain clinical trial liability insurance with per occurrence and aggregate coverage limits of $5 million. The coverage limits of our insurance policies may be inadequate to protect us from any liabilities we might incur in connection with clinical trials or the sale of our products. Product liability insurance is expensive and in the future may not be available on commercially acceptable terms, or at all. A successful claim or claims brought against us in excess of our insurance coverage could materially harm our business and financial condition.

Risks Related to This Offering

Our stock price is subject to significant volatility.

Since 2001 until the present, the daily closing price per share of our common stock has ranged from a high of $133.75 per share to a low of $2.60 per share (as adjusted for the 1-for-10 reverse stock split effected November 2002). Our stock price has been and may continue to be subject to significant volatility. The following factors, in addition to other risks and uncertainties described in this section and elsewhere in this prospectus, may cause the market price of our common stock to fall:

•	the scope, outcome and timeliness of any governmental, court or other regulatory action that may involve us (including, without limitation, the scope, outcome or timeliness of any inspection or other action of the FDA);

•	the availability to us, on commercially reasonable terms or at all, of third-party sourced products and materials;

•	developments concerning proprietary rights, including the ability of third parties to assert patents or other intellectual property rights against us which, among other things, could cause a delay or disruption in the development, manufacture, marketing or sale of our products;

•	competitors’ publicity regarding actual or potential products under development or new commercial products;

•	period-to-period fluctuations in our financial results;

•	public concern as to the safety of new technologies;

•	future sales of debt or equity securities by us;

•	sales of our common stock by our directors, officers or significant shareholders;

•	comments made by securities analysts; or

•	economic and other external factors, including disasters and other crises.

We participate in a highly dynamic industry, which often results in significant volatility in the market price of our common stock irrespective of company performance. Fluctuations in the price of our common stock may be exacerbated by conditions in the healthcare and technology industry segments or conditions in the financial markets generally.

Trading in our stock over the last 12 months has been limited, so investors may not be able to sell as much stock as they want at prevailing prices.

The average daily trading volume in our common stock for the twelve-month period ending November 10, 2003 was approximately 28,674 shares, and the average daily number of transactions was approximately 71 for the same period. If limited trading in our stock continues, it may be difficult for investors to sell their shares in the public market at any given time at prevailing prices.

Future sales of shares of our common stock may negatively affect our stock price.

As a result of our bridge financing in September 2002, and our PIPE financing transaction in November 2002, we issued approximately 11.6 million shares of our common stock. The shares of common stock issued in connection with these transactions represented at that time approximately 87.0% of our common stock. In connection with our bridge financing and our PIPE financing transaction, we also issued warrants to the PIPE investors that are exercisable for the purchase of up to an aggregate of 1,842,104 shares of our common stock based upon a purchase price of $3.80 per share. We filed a registration statement on Form S-3 (Registration No. 333-103820), which was declared effective on June 6, 2003, to cover sales of the shares issued to the PIPE investors and issuable upon conversion of the warrants. The exercise of these warrants could result in significant dilution to our shareholders at the time of exercise.

In the future, we may issue additional shares of common stock or other equity securities, including but not limited to options, warrants or other derivative securities convertible into our common stock, which could result in significant dilution to our shareholders.

Concentration of ownership could delay or prevent a change in control or otherwise influence or control most matters submitted to our stockholders.

Our directors, officers, and principal stockholders together control approximately 86.7% of our voting securities, a concentration of ownership that could delay or prevent a change in control. Our executive officers and directors beneficially own approximately 3.5% of our voting securities and our

5% or greater stockholders beneficially own approximately 83.2% of our voting securities. These stockholders, if acting together, would be able to influence and possibly control most matters submitted for approval by our stockholders, including the election of directors, delaying or preventing a change of control, and the consideration of transactions in which stockholders might otherwise receive a premium for their shares over then-current market prices.

Our shareholder rights plan, provisions in our charter documents, and Delaware law may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our common stock, and could entrench management.

We have a shareholder rights plan that may have the effect of discouraging unsolicited takeover proposals, thereby entrenching current management and possibly depressing the market price of our common stock. The rights issued under the shareholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, our charter and bylaws contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. These provisions include:

•	a classified board of directors;

•	the ability of the board of directors to designate the terms of and issue new series of preferred stock;

•	advance notice requirements for nominations for election to the board of directors; and

•	special voting requirements for the amendment of our charter and bylaws.

We are also subject to anti-takeover provisions under Delaware law, each of which could delay or prevent a change of control. Together these provisions and the shareholder rights plan may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for common stock.

Our management will have broad discretion over the use of the net proceeds from this offering.

Our management will use their discretion to direct the proceeds toward the execution of our strategy and other corporate purposes. Their judgment may not result in positive returns on the cash invested through this offering. See “Use of Proceeds” beginning on page 17 for a more complete discussion of our intended use of the proceeds of this offering.

We do not anticipate declaring any cash dividends on our common stock.

We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and any earnings for use in the operation and expansion of our business.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. In some cases, you can identify forward-looking statements by words like “may,” “will,” “should,” “could,” “believes,” “intends,” “expects,” “anticipates,” “plans,” “estimates,” “predicts,” “potential,” “continue” and similar expressions. You should not rely on these forward-looking statements. These forward-looking statements are subject to substantial risks, uncertainties and assumptions. Some of the factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus are described under “Risk Factors” in this prospectus and in the documents incorporated or deemed to be incorporated by reference in this prospectus. These factors include, but are not limited to:

•	our ability to successfully develop, obtain regulatory approvals for and market our products;

•	our ability to generate and maintain sufficient cash resources to increase investment in our business;

•	the contribution to our results of new product launches;

•	the timing or results of pending or future clinical trials;

•	actions by the FDA and other regulatory agencies;

•	demand and market acceptance for products, if approved; and

•	the effect of changing economic conditions.

If one or more of these risks or uncertainties materialize, or if any underlying assumptions proves incorrect, our actual results, performance or achievements may vary materially from future results, performance or achievements expressed or implied by these forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this section. We undertake no obligation to update or revise any forward-looking statements to reflect future events or developments.

USE OF PROCEEDS

We expect to receive approximately $42.0 million from the sale of shares of common stock by us in this offering, or $49.2 million if the underwriters exercise their over-allotment option in full, assuming an offering price of $11.29 per share and after deducting the underwriting discounts and commissions and offering expenses that we are to pay. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

We expect to use the net proceeds for working capital and other general corporate purposes, which may include the build up of our commercial activities relating to anticipated product launches, milestone payments and acquisitions of companies, products, or technology, although there are no current agreements with respect to any such acquisitions. If we engage in such acquisitions of companies, products, rights or technology in order to execute our business strategy, we may need to raise additional capital. Pending such uses, we intend to invest the net proceeds from the offering in short-term, interest-bearing, investment grade securities.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the Nasdaq National Market under the symbol “ISTA.” The following table shows the high and low closing sale prices (as adjusted for the 1-for-10 reverse stock split effected November 2002) for our common stock as reported by the Nasdaq National Market during the calendar quarters indicated:

	High	Low
Year Ended December 31, 2001
First Quarter	$133.75	$30.00
Second Quarter	40.00	26.00
Third Quarter	35.80	16.50
Fourth Quarter	67.20	16.00
Year Ended December 31, 2002
First Quarter	70.90	8.30
Second Quarter	13.00	6.50
Third Quarter	9.00	2.60
Fourth Quarter	5.10	3.00
Year Ended December 31, 2003
First Quarter	8.24	3.10
Second Quarter	6.83	4.05
Third Quarter	8.35	6.01
Fourth Quarter (through November 11, 2003)	12.00	7.65

The last reported sale price of our common stock on the Nasdaq National Market on November 11, 2003 was $10.59 per share. As of November 11, 2003, there were 170 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and any earnings for use in the operation and expansion of our business.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our actual capitalization as of September 30, 2003 on a historical basis and as adjusted to give effect to the issuance and sale by us of 4,000,000 shares of common stock in this offering at an assumed public offering price of $10.59, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

This capitalization table should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes beginning on page F-1.

	As of September 30, 2003
	Actual	As Adjusted
	(Dollars in thousands) (unaudited)
Cash and short-term investments	$19,301	$61,315

Deferred rent	$11	$11
Deferred revenue	4,514	4,514
Stockholder’s equity:
Common stock, $0.001 par value, 100,000,000 shares authorized; 13,331,888 shares outstanding, actual; and 17,331,888 shares outstanding, as adjusted	13	17
Additional paid in capital	153,200	195,210
Deferred compensation	(625)	(625)
Accumulated other comprehensive income	(24)	(24)
Deficit accumulated during the development stage	(139,816)	(139,816)

Total stockholders’ equity	12,748	54,762

Total capitalization	$17,273	$59,287

The table assumes no exercise of the underwriters’ over-allotment option and excludes the potential dilutive effect of the following securities:

•	55,438 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2003, at a weighted average exercise price of $7.26 per share, under our 1993 Stock Plan;

•	2,134,384 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2003, at a weighted average exercise price of $4.60 per share, under our 2000 Stock Incentive Plan, as amended;

•	145,461 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2003, at a weighted average exercise price of $16.28 per share, under individual stock agreements outside of either our 1993 Stock Plan or our 2000 Stock Incentive Plan;

•	712,939 additional shares of common stock reserved for future issuance under our stock option plans as of September 30, 2003;

•	1,842,104 shares of common stock reserved for future issuance upon exercise of warrants outstanding as of September 30, 2003 with an exercise price of $3.80 per share; and

•	47,495 shares of common stock reserved for future issuance under our 2000 Employee Stock Purchase Plan as of September 30, 2003.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data as of December 31, 2000, 1999 and 1998 and for the years ended December 31, 2000, 1999 and 1998 are derived from our audited consolidated financial statements, which are not included in this prospectus. The selected consolidated financial data as of December 31, 2002 and 2001 and for the years ended December 31, 2002 and 2001 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated financial data as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 are derived from our unaudited financial statements included elsewhere in this prospectus and, that in the opinion of our management, include all adjustments, consisting principally of normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with our audited financial statements. Our historical results are not necessarily indicative of the results of operations for future periods, and the results of operations for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year ending December 31, 2003. The following data is qualified in its entirety by and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes relating to those statements appearing elsewhere in this prospectus (figures presented below, other than share amounts, are in thousands).

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2001	2000	1999	1998	2003	2002
Statement of Operations Data:						(unaudited)
Revenues	$278	$—	$—	$—	$—	$208	$208
Costs and expenses:
Research and development	14,751	15,770	16,200	11,062	7,523	11,753	11,264
Selling, general and administrative	8,224	7,538	6,455	3,240	2,147	6,146	5,902

Total costs and expenses	22,975	23,308	22,655	14,302	9,670	17,899	17,166

Loss from operations	(22,697)	(23,308)	(22,655)	(14,302)	(9,670)	(17,691)	(16,958)
Interest income	213	826	848	69	133	275	144
Interest expense	(473)	(25)	(50)	(51)	(87)	(6)	(55)

Net loss	(22,957)	(22,507)	(21,857)	(14,284)	(9,624)	(17,422)	(16,869)
Deemed dividend to preferred stockholders	—	—	(19,245)	—	—	—	—

Net loss attributable to common stockholders	$(22,957)	$(22,507)	$(41,102)	$(14,284)	$(9,624)	$(17,422)	$(16,869)

Net loss per common share, basic and diluted(1)	$(7.53)	$(14.43)	$(60.13)	$(95.23)	$(71.82)	$(1.31)	$(10.05)

Shares used in computing net loss per share, basic and diluted(1)	3,049	1,559	684	150	134	13,304	1,678

(1)	As discussed in the Notes to the Consolidated Financial Statements, in November 2002 we completed a 1-for-10 reverse stock split to the then outstanding common stock. All historical common shares and per share data have been adjusted for the reverse stock split. Additionally, in November 2002 we consummated a private investment in public equity (“PIPE”) transaction, which resulted in the issuance of 10,526,306 shares of common stock.

	As of December 31,					As of September 30,
	2002	2001	2000	1999	1998	2003	2002
Consolidated Balance Sheet Data:						(unaudited)
Cash and short-term investments	$35,712	$15,602	$25,729	$709	$2,393	$19,301	$4,145
Working capital (deficit)	33,046	12,079	23,386	(4,993)	(260)	16,528	(2,672)
Total assets	37,135	16,956	28,021	3,020	4,115	20,693	6,499
License fee received from Visionex	—	—	—	5,000	5,000	—	—
Deferred revenue	4,722	5,000	—	—	—	4,514	4,792
Other long-term obligations	10	2	12	38	294	11	5
Deficit accumulated during the development stage	(122,394)	(99,437)	(76,930)	(35,828)	(21,544)	(139,816)	(116,306)
Total stockholders’ equity (deficit)	29,228	7,940	24,564	(8,656)	(4,053)	12,748	(6,529)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Words such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or similar words are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Although we believe that our opinions and expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements, and our actual results may differ substantially from the views and expectations set forth below. We expressly disclaim any intent or obligation to update any forward-looking statements after the date hereof to conform such statements to actual results or to changes in our opinions or expectations.

Readers are urged to carefully review and consider the various disclosures made by us which attempt to advise interested parties of the factors which affect our business including, but not limited to, those discussed in “Risk Factors,” “Forward-Looking Statements” and elsewhere in this prospectus.

Overview

We are an emerging specialty pharmaceutical company focused on the development and commercialization of unique and uniquely improved products for serious diseases and conditions of the eye. Since our inception, we have devoted our resources primarily to fund research and development programs and late-stage product acquisitions. In December 2001, we announced our strategic plan to transition from a development-stage organization to a specialty pharmaceutical company with a primary focus on ophthalmology.

In order to advance our strategic plan, we are pursuing the development of several products, including Vitrase® (ovine hyaluronidase) and Istalol™, which are in the later stages of review by the FDA. There can be no assurances that either Vitrase® or Istalol™ will receive final FDA approval. Even if we receive FDA approval of the Vitrase® NDA for use as a spreading agent, the launch of the product may require FDA approval of supplemental filings related to product packaging and labeling and, in certain circumstances, the approval of Allergan. Nevertheless, we are currently undertaking significant preparations for expansion of our manufacturing and marketing capabilities in the event such approvals are obtained. If approved by the FDA, Vitrase®, for the treatment of vitreous hemorrhage or for use as a spreading agent, with instructions for injection and use in the posterior region of the eye, and Istalol™, for the treatment of glaucoma, will be manufactured for us through our contract manufacturers. In the United States the marketing of Istalol™ will be done by us and marketing for Vitrase®, for uses in the posterior region of the eye, will be done by Allergan, Inc.

We currently have no approved products. We are seeking FDA approval for Vitrase®, a proprietary drug that we are developing for the treatment of vitreous hemorrhage, for use as a spreading agent to facilitate the absorption and dispersion of other injected drugs, and for the treatment of diabetic retinopathy. We are also pursuing market approval in the United States of Istalol™, our new formulation of timolol, to treat glaucoma. We are currently conducting a Phase III clinical trial in the United States for Xibrom™, a topical non-steroidal anti-inflammatory compound for the treatment of ocular inflammation. Finally, we are currently conducting feasibility studies for the reformulation and commercialization of Caprogel®, a topical formulation aminocaproic acid for the treatment of hyphema. We believe that if Vitrase®, Istalol™, and our other ophthalmic product candidates obtain regulatory approval and are commercially successful, we will advance our strategic plan to become a specialty pharmaceutical company.

We currently have no products available for sale and have not generated any revenues from sales of our products. We have incurred losses since inception and had an accumulated deficit of $139.8 million through September 30, 2003. Our losses have resulted primarily from research and development activities, including clinical trials, related general and administrative expenses and a deemed dividend to our preferred shareholders. We expect to continue to incur operating losses for the foreseeable future as we continue to conduct research, development and clinical testing activities, and to seek regulatory approval for our product candidates.

Results of Operations

The following discussion of our results of operations generally reflects our continuing transition from a development-stage company to a specialty pharmaceuticals company with a primary focus on ophthalmology.

Nine Months Ended September 30, 2003 and 2002

Revenue.    Revenue of $208,000 for each of the nine months ended September 30, 2003 and 2002 reflects the recognition for the period of deferred revenue recorded in December 2001 for the $5.0 million license fee payment made by Otsuka in connection with the license for Vitrase® in Japan.

Research and development expenses.    Research and development expenses were $11.8 million for the nine months ended September 30, 2003 compared to $11.3 million for the nine months ended September 30, 2002. During the nine months ended September 30, 2002, we incurred an immediate write off of acquisition costs associated with the asset purchase of three late-stage development compounds (Istalol™, Xibrom™, and Caprogel®) from AcSentient, Inc. As of the date these compounds were acquired, they had not achieved feasibility and there was no significant alternative future use should our development efforts prove unsuccessful. Accordingly, we recorded an acquired in-process research and development charge of $1.7 million during the nine months ended September 30, 2002. Exclusive of this one-time expense, the $2.2 million increase in research and development costs during the nine months ended September 30, 2003 as compared to the same period last year is primarily attributable to increased development and/or manufacturing spending related to Vitrase®, Istalol™, and Xibrom™.

Selling, general and administrative expenses.    Selling, general and administrative expenses were $6.1 million for the nine months ended September 30, 2003 compared to $5.9 million for the nine months ended September 30, 2002. The increase in selling, general and administrative expense is primarily due to additional personnel and facilities expenses in 2003 compared to 2002 and an increase in the cost of directors and officers insurance that went into effect during the last half of 2002.

Interest income.    Interest income was $275,000 for the nine months ended September 30, 2003 compared to $144,000 for the nine months ended September 30, 2002. The increase in interest income was attributable to higher cash balances during the first nine months of 2003 compared to the first nine months of 2002.

Interest expense.    Interest expense was $6,000 for the nine months ended September 30, 2003 compared to $55,000 for the nine months ended September 30, 2002. The interest expense in September 2002 was primarily attributable to the amortization of the debt discount associated with the warrants issued to investors in conjunction with the $4.0 million bridge loan.

Years Ended December 31, 2002, 2001 and 2000

Revenue.    Revenue of $278,000 for 2002 reflects the amortization for the period of deferred revenue recorded in December 2001 for the license fee payment made by Otsuka.

Research and development expenses.    Research and development expenses were $14.8 million in 2002, $15.8 million in 2001 and $16.2 million in 2000. Our research and development expenses to date have consisted primarily of costs associated with the clinical trials of our product candidates, compensation and other expenses for research and development personnel, costs for consultants and contract research organizations and costs related to the development of commercial scale manufacturing capabilities for Vitrase®.

We generally classify and separate research and development expenditures into amounts related to preclinical research, clinical development and manufacturing development. We have not tracked our historical research and development costs by specific project; rather, we track costs by the type of cost incurred.

In 2002, approximately 34% of our research and development expenditures were for preclinical research, approximately 55% was spent on clinical development and approximately 11% was spent on manufacturing development. Research and development expenses decreased to $14.8 million in 2002 from $15.8 million in 2001. Changes in our research and development expenses are primarily due to the following:

•	Clinical Development Costs — Overall clinical costs for 2002 decreased by $4.9 million from 2001. The decrease in clinical costs in 2002 was due to the completion of our Phase III clinical trials for Vitrase® for the treatment of vitreous hemorrhage. As a result, our overall clinical costs, which include clinical investigator fees, study monitoring costs and data management, decreased in 2002 as compared to 2001.

•	Personnel Costs — Personnel costs, including outside consultant expenses, for 2002 increased by $2.0 million from 2001. The increase is primarily attributable to expenses for consultants to assist us with clinical data compilation, review and analysis in preparation of the filing of the NDA for Vitrase® for the treatment of vitreous hemorrhage.

•	Direct Research Costs — Research costs for 2002 increased by $1.5 million from 2001. This increase is principally attributable to the acquisition of three late-stage development compounds. The costs associated with the purchase ($1.7 million) were immediately expensed as in-process research and development costs because there were no alternative future uses and did not otherwise quality for capitalization.

•	Manufacturing Development Costs — Contract manufacturing costs for 2002 increased by $400,000 from 2001. The increase in manufacturing development costs was due to increased activities in connection with the preparations for commercial scale manufacture of the active pharmaceutical ingredient in Vitrase® at Biozyme and pre-production activities for Vitrase® by Cardinal Health.

We anticipate that our research and development expenses for 2003 will be substantially the same that we incurred in 2002, and will be focused primarily on further research and development of Vitrase®, Istalol™, Xibrom™ and Caprogel®.

Vitrase® for the treatment of vitreous hemorrhage – On April 3, 2003, the FDA issued an approvable letter in which the FDA cited issues primarily related to the sufficiency of the efficacy data submitted with the NDA for Vitrase®. The FDA requested additional analysis of the existing data and an additional confirmatory clinical study based on that analysis. We have submitted information to the FDA in response to its non-clinical comments contained in the approvable letter and are continuing to assess and discuss with the agency the clinical issues raised in the approvable letter. Based upon these discussions, we will determine the next appropriate steps in the approval process of Vitrase® for the treatment of vitreous hemorrhage.

Vitrase® for use as a spreading agent to facilitate the diffusion and absorption of injected drugs – In August 2003, we submitted to the FDA a second NDA for Vitrase® for use as a spreading agent to facilitate the dispersion and absorption of other drugs. The FDA granted “priority review” status for this NDA in August 2003 and accepted the NDA for filing and review in October 2003. The product we submitted in the second NDA is the same formulation as the product we submitted in the original NDA for the treatment of vitreous hemorrhage. The dose as a spreading agent is different than the dose used for injection into the posterior region of the eye. With respect to the second Vitrase® NDA, we are pursuing the development of additional package configurations for different dosages of the product to facilitate product utilization, improve profit margins and aid in obtaining appropriate third-party reimbursement. Upon approval of the second Vitrase® NDA, we intend to submit supplemental filings with the FDA with respect to such additional package configurations.

Vitrase® for the treatment of diabetic retinopathy – We have completed a patient pilot Phase II clinical study in Mexico City to evaluate the safety and efficacy of Vitrase® for the treatment diabetic retinopathy. The continued development of Vitrase® for the treatment of diabetic retinopathy is dependent upon a number of factors including among others, the FDA’s evaluation of the Vitrase® NDAs for the treatment of vitreous hemorrhage and for use as a spreading agent, the successful completion of any additional clinical trials for the diabetic retinopathy indication and the continuing assessment of the market opportunity for this indication as compared to other product opportunities we may be pursuing at the time.

Istalol™ – Senju submitted a NDA for Istalol™ to the FDA in September 2002 which was accepted for review in November 2002. The NDA is based on data from a Phase I clinical study and a multi-center Phase III clinical trial conducted in the United States, as well as results from preclinical studies and Phase I and Phase II studies conducted in Japan. In July 2003, the FDA issued an approvable letter with respect to the Istalol™ NDA citing issues related to manufacturing methods and controls. No additional clinical studies were requested. We believe the issues cited by the FDA are addressable, and we are currently seeking qualification of an additional manufacturing site.

Xibrom™ – Phase I, Phase II and Phase III clinical trials have been completed in Japan and the product has been approved and was launched in 2000 in Japan. During the second quarter of 2003, we initiated and are currently conducting a Phase III clinical study of Xibrom™ in the United States for the treatment of ocular inflammation. Assuming successful completion of our clinical studies, we anticipate submitting a NDA for Xibrom™ in early 2004.

Caprogel® – We are currently conducting feasibility studies for the reformulation and commercialization of Caprogel®. Once completed, and if these studies yield promising results, we intend to pursue further clinical development of Caprogel® consistent with such studies’ results. However, the timing and scope for our development of Caprogel® may change based on our assessment, from time to time, of this product candidate’s market potential, other product opportunities and our corporate priorities.

Our development activities reflect our efforts to advance our product candidates through the various stages of pre-clinical, clinical and regulatory product development. The expenditures that will be necessary to execute our development plans are subject to numerous uncertainties, which may affect our research and development expenditures and capital resources. For instance, the duration and the cost of clinical trials may vary significantly depending on a variety of factors including a trial’s protocol, the number of patients in the trial, the duration of patient follow-up, the number of clinical sites in the trial, and the length of time required to enroll suitable patient subjects. Even if earlier results are positive, we may obtain different results in later stages of development, including failure to show the desired safety or efficacy, which could impact our development expenditures for a particular product candidate. Although we spend a considerable amount of time planning our development activities, we may be required to alter from our plan based on new circumstances or events or our assessment from time to time of a product candidate’s market potential, other product opportunities and our corporate priorities.

Any deviation from our plan may require us to incur additional expenditures or accelerate the timing of our development spending. Furthermore, as we obtain results from trials and review the path toward regulatory approval, we may elect to discontinue development of certain product candidates in certain indications, in order to focus our resources on more promising candidates or indications.

Selling, general and administrative expenses.    Selling, general and administrative expenses were $8.2 million in 2002, $7.5 million in 2001 and $6.5 million in 2000. The $700,000 increase in selling, general and administrative expenses in 2002 was a result of approximately $315,000 in directors’ and officers’ liability insurance premiums, $220,000 consultant related costs associated with our product acquisition, with the remainder attributable to personnel expenses related to new management additions. The increase in general and administrative expenses in 2001 was primarily attributable to increases in personnel and operating expenses, including expenses associated with the resignation of Edward Danse, our former Chief Executive Officer, and non-cash compensation expense related to stock option grants.

Stock-based compensation.    Deferred compensation for stock options granted to employees and directors is the difference between the exercise price and the estimated fair value of the underlying common stock for financial reporting purposes on the date the options were granted. Deferred compensation is included as a component of stockholders’ equity and is being amortized in accordance with Statement of Financial Accounting Standard, (SFAS), Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans”, over the vesting period of the related options, which is generally four years.

Compensation for stock options granted to non-employees has been determined in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”, and Emerging Issues Task Force (“EITF”) Consensus No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services”, as the fair value of the equity instrument issued and is periodically re-measured as the underlying options vest. Stock option compensation for non-employees is recorded as the related services are rendered and the value of compensation is periodically re-measured as the underlying options vest.

For the year ended December 31, 2002, we granted stock options to employees to purchase 1,773,670 shares of common stock at a weighted average exercise price of $3.80 per share, equal to fair market value at the time of grant. However, in previous years, we had granted stock options to employees with a grant price less than the fair market value at the date of grant. Therefore, we anticipate recording deferred compensation expense of approximately $920,000, $374,000 and $96,000 for the years ended December 31, 2003, 2004 and 2005 respectively, related to these option grants.

In connection with the grant of stock options to employees and directors, we recorded deferred compensation of approximately $93,000, $2,960,000 and $3,535,000 during the years ended December 31, 2002, 2001 and 2000, respectively, and recorded amortization of $2,160,000, $1,902,000 and $3,165,000 during the years ended December 31, 2002, 2001 and 2000, respectively.

Interest income.    Interest income was $213,000 in 2002, $826,000 in 2001 and $848,000 in 2000. The decrease in interest income in 2002 is primarily attributable to lower average cash balances on hand as compared to 2001. The decrease in interest income in 2001 over the prior year was primarily attributable to forgiveness of $46,000 in accrued interest relating to a loan made to a former ISTA officer, who resigned in 2001. We anticipate interest income to be higher in 2003 as compared to 2002 due to higher average cash balances in our short-term investment portfolio.

Interest expense.    Interest expense was approximately $473,000 in 2002, $25,000 in 2001 and $50,000 in 2000. Interest expense incurred during 2000 was primarily attributable to our capital leases. Interest expense incurred during 2001 was primarily attributable to the interest paid on the financing of our directors’ and officers’ insurance premiums. We had no capital leases during 2001. Interest expense incurred during 2002 was primarily attributable to approximately $412,000 related to the amortization of the fair value of the warrants issued in connection with the bridge loan in September 2002.

Deemed dividend.    During the year ended December 31, 2000, we acquired Visionex and accounted for the acquisition under the purchase method of accounting. At the time of the acquisition, we recorded $4.4 million of tangible assets acquired and recognized a deemed dividend of $19.2 million for the excess of the extended value of the shares issued over the net tangible assets acquired.

Income taxes.    We incurred net operating losses in 2002, 2001 and 2000 and consequently did not pay any federal, state or foreign income taxes. At December 31, 2002, we had federal and California net operating loss carryforwards of approximately $75.6 million and $67.9 million, respectively, which we have fully reserved due to the uncertainty of realization. Our federal tax loss carryforwards will begin to expire in 2008, unless previously utilized. Our California tax loss carryforwards will begin to expire in 2005. We also have federal and California research tax credit carryforwards of $3.7 million and $2.2 million, respectively. The federal research tax credits will begin to expire in 2010, unless previously utilized.

During 2002, a change in ownership, as described in the Internal Revenue Code Section 382, did occur and will limit our ability to utilize the net operating losses and tax credit carryforwards in the future.

Quarterly Results of Operations

The following table sets forth a summary of our unaudited quarterly operating results for each of the last eleven quarters in the period ended September 30, 2003. This data has been derived from our unaudited consolidated interim financial statements which, in our opinion, have been prepared on substantially the same basis as the audited financial statements contained elsewhere in this report and include all normal recurring adjustments necessary for a fair presentation of the financial information for the periods presented. These unaudited quarterly results should be read in conjunction with our financial statements and notes thereto included elsewhere in this report. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period (in thousands except earnings per share).

	Quarter Ended
	Sept. 30, 2003	June 30, 2003	Mar. 31, 2003
	(Unaudited)
Revenue	$69	$70	$69
Costs and expenses:
Research and development	4,403	3,924	3,426
Selling, general and administrative	1,794	2,288	2,064

Total costs & expenses	6,197	6,212	5,490

Loss from operations	(6,128)	(6,142)	(5,421)
Interest income/expense (net)	66	93	110

Net loss	$(6,062)	$(6,049)	$(5,311)

Net loss per common share, basic and diluted	$(0.46)	$(0.45)	$(0.40)

	Quarter Ended
	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	Mar. 31, 2002
	(Unaudited)
Revenue	$70	$68	$70	$70
Costs and expenses:
Research and development	3,487	3,872	4,470	2,922
Selling, general and administrative	2,321	1,736	2,249	1,918

Total costs & expenses	5,808	5,608	6,719	4,840

Loss from operations	(5,738)	(5,540)	(6,649)	(4,770)
Interest income/expense (net)	(349)	(41)	43	87

Net loss	$(6,087)	$(5,581)	$(6,606)	$(4,683)

Net loss per common share, basic and diluted	$(0.86)	$(3.30)	$(3.93)	$(2.82)

	Quarter Ended
	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	Mar. 31, 2001
	(Unaudited)
Revenue	$—	$—	$—	$—
Costs and expenses:
Research and development	4,269	3,929	3,643	3,929
Selling, general and administrative	3,020	1,364	1,659	1,495

Total costs & expenses	7,289	5,293	5,302	5,424

Loss from operations	(7,289)	(5,293)	(5,302)	(5,424)
Interest income/expense (net)	48	131	358	264

Net loss	$(7,241)	$(5,162)	$(4,944)	$(5,160)

Net loss per common share, basic and diluted	$(4.60)	$(3.31)	$(3.22)	$(3.30)

Research & development expenses.    During 2003, our quarterly research and development expenses increased primarily as a result of increased development and/or manufacturing spending related to Vitrase®, Istalol™, and Xibrom™. During 2002, our quarterly research and development expenses decreased primarily as a result of the completion of our Phase III clinical trials for Vitrase® for the treatment of vitreous hemorrhage and the deferral of other development activities relating to our other product candidates. The decrease in activity during 2002 was offset by the acquisition costs related to the three late-stage development compounds from AcSentient during May 2002. The acquisition costs were expensed immediately as in-process research and development costs. Vitrase® development activities included the collection and review of clinical data from study sites around the world, improvements in the manufacturing process of our contract manufacturers and preparations for the submission of a NDA to the FDA.

Selling, general & administrative expenses.    During 2003, our quarterly selling, general and administrative expenses increased primarily as a result of additional personnel expenses with the hiring of two additional key management employees and one additional executive employee, and other related facilities expenses. During 2002, our selling, general and administrative expenses increased primarily as a result of increases in personnel and operating expenses consisting of non-cash compensation associated with stock option grants, legal and accounting expenses relating to due diligence efforts for a potential acquisition, and personnel costs associated with the hiring of two additional executive employees.

Interest income/expense (net).    During 2003, our quarterly net interest income increased from 2002 due to higher cash balances as a result of the PIPE transaction in November 2002. During the fourth quarter of 2002, our interest expense increased significantly as a result of the amortization of the fair value attributable to the warrants issued in connection with the $4.0 million bridge loan in September 2002.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of financial condition and results of operations, as well as disclosures included elsewhere in this prospectus are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Preparing these consolidated financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingencies. We believe that the critical accounting policies that most impact the consolidated financial statements are as described below. A summary of our significant accounting policies is included in Note 1 to our consolidated financial statements which begin on page F-1.

We recognize revenue consistent with the provisions of the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101 (SAB 101), “Revenue Recognition”, which sets forth guidelines in the timing of revenue recognition based upon factors such as passage of title, installation, payments and customer acceptance. Amounts received for product and technology license fees under multiple-element arrangements are deferred and recognized over the period of such services or performance if such arrangements require on-going services or performance. Amounts received for milestones are recognized upon achievement of the milestone, unless the amounts received are creditable against royalties or we have ongoing performance obligations. Royalty revenue will be recognized upon sale of the related products, provided the royalty amounts are fixed and determinable and collection of the related receivable is probable. Any amounts received prior to satisfying our revenue recognition criteria will be recorded as deferred revenue in the accompanying balance sheets.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made.

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Liquidity and Capital Resources

As of September 30, 2003, we had approximately $19.3 million in cash and short-term investments and working capital of $16.5 million.

We have financed our operations since inception primarily through private equity sales and the sale of our common stock in our initial public offering. We received net proceeds of $10.0 million from the private sale of preferred stock in March 2000, $31.7 million from our initial public offering in August 2000, $4.0 million from the private sale of common stock in December 2001, $5.0 million from a license fee payment in December 2001, $4.0 million from the issuance of promissory notes in September 2002 and $40.0 million from our PIPE transaction in November 2002. This PIPE transaction involved a private placement of 10,526,306 shares of our common stock for the aggregate purchase price of approximately $40.0 million, or $3.80 per share, and warrants to purchase up to 1,578,946 shares of our common stock for an exercise price of $3.80 per share.

For the nine months ended September 30, 2003, we used $16.5 million of cash for operations principally as a result of the net loss of $17.4 million partially offset by non-cash compensation expense of $765,000. We used approximately $15.2 million of cash for operations in the nine months ended September 30, 2002. We used approximately $20.9 million of cash for operations in the year ended December 31, 2002.

For the nine months ended September 30, 2003, we used $6.2 million of cash for investing activities, primarily to purchase marketable securities. For the nine months ended September 30, 2002, $2.9 million was provided by investing activities, primarily from the sale of marketable securities. For the year ended December 31, 2002, we used $648,000 for investing activities, primarily relating to the net purchase of marketable securities.

For the nine months ended September 30, 2003, we received $172,000 from financing activities, primarily the exercise of stock options. For the nine months ended September 30, 2002, we received $4.1 million from financing activities, primarily from the issuance of $4.0 million in senior secured convertible promissory notes issued in September 2002 under the terms of a bridge loan from various investors. For the year ended December 31, 2002, we received $41.5 million from financing activities.

We may be required to raise additional capital in the future through collaborative agreements, PIPE related financings, and various other public or private equity or debt financings. If we are required to raise additional capital in the future, there can be no assurance that the additional financing will be available on favorable terms, or at all.

We continually evaluate new opportunities for late-stage or currently marketed complementary product candidates and, if and when appropriate, intend to pursue such opportunities through the acquisitions of companies, products, or technology and our own research and development activities. Our ability to execute on such opportunities in some circumstances will be dependent upon our ability to raise additional capital on commercially reasonable terms. There can be no assurance that funds from these sources will be available when needed or, if available, will be on terms favorable to us or to our stockholders. If additional funds are raised by issuing equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution or such equity securities may provide for rights, preferences or privileges senior to those of the holders of our common stock.

Our actual future capital requirements will depend on many factors, including the following:

•	receiving payments from Allergan and Otsuka with respect to our collaboration for the commercialization of Vitrase® for uses in the posterior region of the eye, including milestone payments, profit sharing and royalties;

•	the rate of progress of our research and development programs;

•	the results of our clinical trials and requirements to conduct additional clinical trials;

•	the time and expense necessary to obtain regulatory approvals;

•	activities and payments in connection with obtaining licenses for or acquisition of products;

•	our ability to establish and maintain collaborative relationships;

•	sales and marketing activities related to our product candidates;

•	competitive, technological, market and other developments; and

•	the success of the commercialization of our products.

As of September 30, 2003, our contractual obligations for long-term debt, including capital lease obligations and non-cancelable leases are described in the table below:

	Payments Due by Period
	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Bank line of credit	$—	$—	$—	$—	$—
Long-term debt	—	—	—	—	—
Operating lease obligations	518,000	389,000	129,000	—	—

Total contractual obligations	$518,000	$389,000	$129,000	$—	$—

We believe our current cash and cash equivalents on hand, as well as the net proceeds we receive from this offering, will be sufficient to finance anticipated capital and operating requirements for at least the next twelve months. However, if we do not complete this offering we will need to reduce our costs and/or raise additional capital during the next twelve months, particularly if we obtain FDA approval for any of our products. If we engage in acquisitions of companies, products, or technology in order to execute our business strategy, we may need to raise additional capital. We may be required to raise additional capital in the future through collaborative agreements, PIPE related financings, and various other equity or debt financings. If we are required to raise additional capital in the future, there can be no assurance that any such additional financing will be available on favorable terms, or at all.

New Accounting Pronouncements

In November 2002, the Emerging Issues Task Force (“EITF”) reached consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”, which addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus of EITF 00-21 will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. Additionally, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, “Accounting Changes.” Management is currently evaluating the effect that the adoption of EITF 00-21 will have on its results of operations and financial position.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” SFAS No. 148 is an amendment to SFAS No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also provides additional disclosures about the method of accounting for stock-based employee compensation. Amendments are effective for our financial statements beginning January 1, 2003. We have currently chosen to not adopt the voluntary change to the fair value based method of accounting for stock-based employee compensation. If we should choose to adopt such a method, its implementation pursuant to SFAS No. 148 could have a material effect on our consolidated financial position and results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 provides guidance on 1) the identification of entities for which control is achieved through means other than through voting rights, known as “variable interest entities” (“VIEs”); and 2) which business enterprise is the primary beneficiary and when it should consolidate the VIE. This new model for consolidation applies to entities: 1) where the equity investors (if any) do not have a controlling financial interest, or 2) whose equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 is effective for all new VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period after December 15, 2003. Certain disclosures are effective immediately. We do not expect the implementation of FIN 46 to have a material effect on its financial condition or results of operations.

Quantitative and Qualitative Disclosure About Market Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities. The average duration of all of our investments in 2002 and for the first nine months of 2003 was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair market value of our interest sensitive financial investments. Declines in interest rates over time will, however, reduce our investment income, while increases in interest rates over time will increase our interest expense.

We have operated primarily in the United States and have had no sales to date. Accordingly, we have not had any significant exposure to foreign currency rate fluctuations. Visionex’s functional currency is the Singapore dollar and a portion of Visionex’s business is conducted in currencies other than the Singapore dollar. However, Visionex’s operations were wound down during the third quarter of 2002 and we currently have no plans to substantially increase Visionex’s activity. As a result, we do not expect our foreign currency translation gains or losses to be material. We do not currently engage in foreign exchange hedging transactions to manage our foreign currency exposure.

BUSINESS

Overview

ISTA was founded to discover, develop and market new remedies for diseases and conditions of the eye. Our ovine hyaluronidase-based product candidate, Vitrase®, is a proprietary drug we are developing for the treatment of vitreous hemorrhage, for use as a spreading agent to facilitate the dispersion and absorption of other drugs, and for the treatment of diabetic retinopathy. We are also developing other late-stage products, including Istalol™ for the treatment of glaucoma, Xibrom™ for ocular inflammation, and Caprogel® for the treatment of hyphema.

In December 2001, we announced our strategic plan to transition from a development-stage organization to a specialty pharmaceutical company, with a primary focus on ophthalmology. We intend to execute this plan by continuing to advance products currently under development, and by acquiring complementary products, either already marketed or in late-stage development.

We continue to take significant steps to scale up our marketing and manufacturing capabilities, in order to further enhance our ability to execute our strategic plan. We entered into two key manufacturing agreements for the supply of commercial quantities of Vitrase® from Cardinal Health and Istalol™ and Xibrom™ from Bausch & Lomb. We also added two senior management executives to bolster our marketing and operations capabilities: Thomas A. Mitro, Vice President, Sales and Marketing, and Kirk McMullin, Vice President, Operations. In March 2003 we added Lauren P. Silvernail as our Chief Financial Officer and Vice President, Corporate Development.

Vitrase®

In October 2002, we submitted to the FDA a New Drug Application (“NDA”) for Vitrase® (ovine hyaluronidase) for the treatment of vitreous hemorrhage. On April 3, 2003, the FDA issued an approvable letter citing issues primarily related to the sufficiency of the efficacy data submitted with the NDA for Vitrase® for the treatment of vitreous hemorrhage. The FDA requested additional analysis of the existing data and an additional confirmatory clinical study based upon that analysis. We have submitted information to the FDA in response to its non-clinical comments contained in the approvable letter and are continuing to assess and discuss with the agency the clinical issues raised in the approvable letter. Based upon these discussions, we will determine the next appropriate steps in the approval process of Vitrase® for the treatment of vitreous hemorrhage.

In August 2003, we submitted to the FDA a second NDA for Vitrase® for use as a spreading agent to facilitate the dispersion and absorption of other drugs. The FDA granted “priority review” status for this NDA in August 2003 and accepted the NDA for filing and review in October 2003. As a result, we expect initial FDA action during the first quarter of 2004. In addition, in the Dosage and Administration section of this second Vitrase® NDA, we are seeking approval from the FDA to provide directions for reconstitution of Vitrase® for potential treatment applications in the back of the eye. The product submitted in the second NDA is the same formulation as the product submitted in the original NDA. The dose used as a spreading agent is different than the dose used for injection into the back of the eye. With respect to the second Vitrase® NDA, we are pursuing the development of additional package configurations for different doses of the product to facilitate product utilization, improve profit margins and aid in third-party reimbursement. Upon approval of the second Vitrase® NDA, we intend to submit supplemental filings with the FDA with respect to such additional package configurations.

Other Product Candidates

In May 2002, we acquired substantially all of the assets of AcSentient, which included United States marketing rights for two ophthalmic products and worldwide rights for a third. The products with United States rights included Istalol™, a new once-a-day formulation of timolol for the treatment of glaucoma, and Xibrom™, a topical non-steroidal anti-inflammatory compound for the treatment of ocular inflammation. We also received worldwide marketing, rights for Caprogel®, a novel compound for the treatment of hyphema. Our rights to Istalol™ and Xibrom™ are licensed from Senju Pharmaceuticals Co., Ltd., a Japanese pharmaceutical company, and our rights to Caprogel® are licensed from the Eastern Virginia Medical School.

We acquired from AcSentient its rights to these three compounds in exchange for $290,000 and 10,000 shares of our common stock valued at $99,000 ($9.90 per share). Additionally, we assumed the liabilities of two milestone payments to Senju ($750,000 and $500,000), a milestone payment to the Eastern Virginia Medical School ($65,000), legal expenses associated with the acquisition ($20,000) and a patent application fee for Caprogel® ($4,500). As of the date we acquired the rights to these compounds, they had not achieved feasibility and there is no significant alternative future use should our development efforts prove unsuccessful. Accordingly, we recorded an acquired in-process research and development charge of $1,728,500 in May 2002 related to the purchase of the rights to these compounds.

The NDA for Istalol™ was submitted to the FDA in September 2002 and was accepted for review in November 2002. We received an approvable letter from the FDA for Istalol™ in July 2003, and we expect FDA approval of Istalol™ in late 2003 or early 2004. Xibrom™ is currently in a Phase III clinical trial. Assuming successful completion of our clinical studies, we anticipate submitting a NDA in early 2004. We are currently conducting feasibility studies for the reformulation and commercialization of Caprogel®. We anticipate incurring additional research and development expenses in connection with the final development of Xibrom™ and Caprogel®, and if these compounds are approved for sale in the United States, we expect to incur significant marketing and sales expenses. In addition, we will also be responsible for certain milestone payments to Senju in connection with the marketing approval in the United States for these compounds.

Our Strategy

Our objective is to build a specialty pharmaceutical company focused on serious diseases and conditions of the eye. We intend to capitalize on our management’s collective experience developing and commercializing ophthalmic products with goals to:

•	Gain regulatory approval and market acceptance for our existing late-stage ophthalmic product candidates;

•	Build a commercial infrastructure to support multiple ophthalmic product launches;

•	Conduct business development efforts to further expand our late-stage product pipeline; and

•	Pursue opportunistic acquisitions of marketed products.

PIPE Financing

On November 19, 2002, we consummated a Private Investment in Public Equity (or “PIPE”) transaction, involving a private placement of 10,526,306 shares of our common stock for the aggregate purchase price of approximately $40.0 million, or $3.80 per share, and warrants to purchase up to 1,578,946 shares of our common stock for an exercise price of $3.80 per share. Investors in the PIPE transaction included persons and entities affiliated with The Sprout Group, Sanderling Venture Partners, Investor Growth Capital Limited, Gund Investment Corporation, KBL Healthcare, MDS Capital, and Ontario Teachers’ Pension Plan Board. In addition, $4.0 million of promissory notes previously issued to several of these investors in connection with our September 2002 bridge financing were converted into 1,052,620 shares of our common stock, based upon the conversion price of $3.80 per share and warrants to purchase up to 263,158 shares of our common stock with an exercise price of $3.80 per share, concurrently with the consummation of the PIPE transaction.

Anatomy of the Eye

The human eye is approximately one inch in diameter and functions much like a camera. The eye incorporates a lens system (the cornea and the lens) that focuses light, a variable aperture system (the iris) that controls the amount of light passing through the eye and a film (the retina) that records the image. The cornea, lens and iris operate to focus light rays on the retina, which contains the receptors that transmit images through the optic nerve to the brain.

The cavity between the lens and the retina is filled with the vitreous humor, a clear, gel-like substance. The vitreous humor is nearly solid in children and undergoes a natural transition to liquid as one ages.

Cornea:	The clear, transparent outer portion of the front of the eye that provides most of the eye’s focusing power.

Iris:	The colored part of the eye that helps control the amount of light that enters the eye.

Pupil:	The dark hole in the middle of the iris through which light enters the eye.

Lens:	The transparent structure inside the eye (behind the cornea and iris) that also focuses light rays onto the retina.

Vitreous:	The clear, gel-like substance that fills the back of the eye between the lens and the retina. It is principally made up of hyaluronan, a high molecular weight proteoglycan.

Retina:	The nerve layer that lines the back of the eye. The retina senses light and transmits impulses that are sent through the optic nerve to the brain.

Optic nerve:	The nerve that connects the eye to the brain and carries the impulses formed by the retina.

Product Development Programs

We have four product candidates covering six indications in clinical development. The following is a summary of our clinical product candidates:

Product	Indication	Development Status
Vitrase®	Vitreous hemorrhage	FDA Approvable Letter Received

Vitrase®	Spreading agent	NDA Accepted Priority Review Status Granted

Vitrase®	Diabetic retinopathy	Phase II

Istalol™	Glaucoma	FDA Approvable Letter Received

Xibrom™	Ocular inflammation	Phase III

Caprogel®	Hyphema	Reformulation Ongoing

Vitrase®

We are developing Vitrase®, a proprietary formulation of ovine hyaluronidase, for the treatment of vitreous hemorrhage, for use as a spreading agent, and for diabetic retinopathy. The term hyaluronidase describes a group of naturally occurring enzymes that can digest certain forms of carbohydrate molecules called proteoglycans. When injected into the vitreous humor, Vitrase® breaks down the proteoglycan matrix, causing the vitreous humor to liquefy. We believe that this also results in the separation of the vitreous humor from the retina and that, together, these effects are beneficial for the treatment of vitreous hemorrhage and diabetic retinopathy. Vitrase® may be administered directly into the vitreous humor through a single-dose injection. The procedure is performed in several minutes in an ophthalmologist’s office and is virtually painless due to the application of a topical anesthetic. Vitrase® can also be injected into connective tissue, where it modifies the permeability of such tissue through the hydrolysis of hyaluronic acid, thereby decreasing the viscosity of the cellular cement and promoting diffusion of injected fluids or localized transudates or exudates, thus facilitating their absorption.

Vitreous Hemorrhage.    A vitreous hemorrhage occurs when retinal blood vessels rupture and bleed into the vitreous humor. These hemorrhages result from leakage from abnormal, weak blood vessels and are associated with diabetic retinopathy, trauma and other factors. The immediate consequence of a vitreous hemorrhage is a reduction in the amount of light that can pass through the normally clear vitreous humor to the retina. The effects of a hemorrhage can be limited to a few dark spots in vision or, in the case of a severe vitreous hemorrhage, can result in completely obscured vision. Depending on the severity of the vitreous hemorrhage, it may take several months or significantly longer for the body to reabsorb the blood and for the patient to regain vision. In addition to obstructing the patient’s vision, a vitreous hemorrhage often prevents physicians from seeing into the back of the eye to diagnose or treat the cause of the hemorrhage. If extensive or repeated bleeding occurs, fibrous tissue or scarring can form on the retina, which can lead to a detachment of the retina and permanent vision loss or blindness.

Patients who seek medical care for a vitreous hemorrhage often visit a physician, who then refers them to a retinal specialist. Treatment options for patients with a vitreous hemorrhage are limited. Currently, there is no drug treatment for vitreous hemorrhage and most retinal specialists initially recommend a “watchful waiting” period, during which the attending physician provides no medical treatment in the hope that the hemorrhage will clear on its own. The risks related to watchful waiting may include continued bleeding and, if caused by diabetic retinopathy, disease progression during the time it takes for the blood to clear on its own, if at all.

An alternative to watchful waiting is a surgical procedure called a vitrectomy, in which the vitreous humor and hemorrhage are surgically removed and replaced with a balanced salt solution. There are serious risks associated with a vitrectomy, including both cataract formation and possible loss of vision associated with retinal detachment. These risks contribute to the limited use of vitrectomy as an initial treatment option for vitreous hemorrhage patients.

We believe that a substantial opportunity exists to establish Vitrase® as the initial therapy for a vitreous hemorrhage. Vitrase® is being developed to promote clearance when injected into a blood-filled vitreous humor by causing the vitreous humor to liquefy and the blood to settle to the bottom of the eye. Vitrase® may also stimulate the cells responsible for engulfing and breaking down the blood, accelerating the reabsorption of the blood. This would clear the path for light to reach the retina and may enable the patient to regain vision. In addition, clearing the hemorrhage permits the retinal specialist to visualize, diagnose and treat the underlying cause of the vitreous hemorrhage.

Hemorrhage density can vary significantly between patients who experience vitreous hemorrhage, but even a mild hemorrhage indicates the existence of a serious problem. Because of the absence of a validated and generally accepted medical definition of the various densities of vitreous hemorrhage, we classify a vitreous hemorrhage as either mild, moderate or severe depending on the density of the vitreous hemorrhage as observed by the physician:

•	mild vitreous hemorrhage is characterized by trace blurring of retinal blood vessels;

•	moderate vitreous hemorrhage is characterized by partial obscuration of retinal blood vessels and/or the optic nerve; and

•	severe vitreous hemorrhage is characterized by complete obscuration of retinal blood vessels and/or the optic nerve.

Market Opportunity.    Based on data compiled by Business Genetics, Inc., we believe that approximately 450,000 cases of vitreous hemorrhage occur each year in the United States, a total of 400,000 cases occur each year in the five largest European markets and 190,000 cases occur each year in Japan. Approximately 60% of all of these cases are due to diabetic retinopathy, 15% are due to trauma and 25% are due to other factors. As a result of the typical progression of the disease, we believe Vitrase®, if approved, is unlikely to be used in all cases of vitreous hemorrhage. Based on data compiled for us by The Wilkerson Group, we believe that approximately half of all cases are candidates for treatment using Vitrase®.

Clinical/Regulatory Status.    In October 1998, the FDA granted fast-track designation for Vitrase® for the treatment of vitreous hemorrhage. The FDA’s provision for “fast-track” designated drugs, such as Vitrase®, provides for early submission of completed sections of the NDA. In January 2002, as a part of our rolling NDA for Vitrase® for the treatment of vitreous hemorrhage, we submitted the pre-clinical pharmacology and toxicology section.

We have completed two Phase III clinical trials of Vitrase® for the treatment of vitreous hemorrhage. These trials were prospective, randomized, parallel, placebo-controlled and double-masked studies. We conducted one of the trials, our North America trial, in the United States, Mexico and Canada with an enrollment of 750 patients. We conducted the other trial in Europe, Brazil, Australia and South Africa with an enrollment of 556 patients. Patients enrolled in the studies will continue to be monitored in 2003. We contracted with CroMedica Global, Inc. in connection with the North America trial and Covance Clinical Periapproval Services, Inc. in connection with the Europe, Brazil, Australia and South Africa trial to provide certain management and support services, including initiation visits with prospective candidates, site management, data accumulation, drug supply management and site audits.

In both studies, we enrolled patients who had both a vitreous hemorrhage that had been present for at least one month and a Best Corrected Visual Acuity (“BCVA”) of less than 20/200 at initial screening. After enrollment, patients were randomly assigned to either a test group or a control group. Patients in the test group received either a 7.5 (North America only), 55 or 75 international unit, or IU, injection of Vitrase®. Patients in the control group received a saline injection. The primary (surrogate) endpoint in both studies was defined by the clearance of the vitreous hemorrhage sufficient to allow for the occurrence of any one of the following, which must have occurred within three months following treatment with Vitrase®:

•	panretinal laser photocoagulation surgery to slow or stop the cause of the vitreous hemorrhage;

•	other surgical treatment not specifically indicated for the clearance of the vitreous hemorrhage (for example, vitrectomy to enable treatment of retinal detachment); and

•	documented medical evidence that the clinical cause of the vitreous hemorrhage has been resolved without the need for further therapy.

Additionally, at each study visit and specifically at months one, two and three following treatment, BCVA was assessed using an eye chart in both studies.

In March 2002, we announced the preliminary results for our Phase III clinical studies of Vitrase® for the treatment of vitreous hemorrhage. The data from the two Phase III studies did not show a statistically significant improvement in the primary (surrogate) endpoint. However, further analysis has shown that for the 55 IU dose of Vitrase®, in both studies, there was a clinically meaningful and statistically significant decrease in the density of vitreous hemorrhage and a statistically significant difference in the proportion of patients with an improvement in best-corrected visual acuity at one and two months, which extended to the three-month post-treatment visit in the study conducted outside North America. Based on these improvements in visual function, and our review and discussions with the FDA regarding the data from the two studies, we submitted the clinical section and the chemistry, manufacturing and controls (“CMC”) section of the NDA for Vitrase® for the treatment of vitreous hemorrhage in October 2002. The FDA accepted those sections of the Vitrase® NDA for review in December 2002, along with the pre-clinical pharmacology and toxicology section that was submitted in January 2002. On April 3, 2003, the FDA issued an approvable letter in which the FDA cited issues primarily related to the sufficiency of the efficacy data submitted with the NDA for Vitrase®. The FDA requested additional analysis of the existing data and an additional confirmatory clinical study based upon that analysis. We have submitted information to the FDA in response to its non-clinical comments contained in the approvable letter and are continuing to assess and discuss with the agency the clinical issues raised in the approvable letter. Based upon these discussions, we will determine the next appropriate steps in the approval process of Vitrase® for the treatment of vitreous hemorrhage.

Spreading Agent.    Hyaluronidase has been found to be a spreading or diffusing substance, which modifies the permeability of connective tissue through the hydrolysis of hyaluronic acid, a polysaccharide found in the intercellular ground substance of connective tissue, and of certain specialized tissues, such as the umbilical cord and vitreous humor. Hyaluronidase temporarily decreases the viscosity of the cellular cement and promotes diffusion of injected fluids or of localized transudates or exudates, thus facilitating their absorption.

When no spreading factor is present, material injected subcutaneously spreads very slowly, but hyaluronidase causes rapid spreading, provided local interstitial pressure is adequate to furnish the necessary mechanical impulse. Such an impulse is normally initiated by injected solutions. The rate of diffusion is proportionate to the amount of enzyme, and the extent is proportionate to the volume of solution.

Market Opportunity.    Based on data compiled in reports published by the American Academy of Ophthalmology, we estimate that a previously marketed hyaluronidase product was used in approximately 750,000 ophthalmic surgery cases annually, when it was commercially available.

Clinical/Regulatory Status.    In August 2003, we submitted to the FDA a second NDA for Vitrase® for use as a spreading agent to facilitate the dispersion and absorption of other drugs. The FDA granted

“priority review” status for this NDA in August 2003 and accepted the NDA for filing and review in October 2003. As a result, we expect initial FDA action during the first quarter of 2004. In addition, in the Dosage and Administration section of this second Vitrase® NDA, we are seeking approval from the FDA to provide directions for reconstitution of Vitrase® for potential treatment applications in the posterior region of the eye. The product submitted in the second NDA is the same formulation as the product submitted in the original Vitrase® NDA for the treatment of vitreous hemorrhage. The dose used as a spreading agent is different than the dose used for injection into the posterior region of the eye. With respect to the second Vitrase® NDA, we are pursuing the development of additional package configurations for different doses of the product to facilitate product utilization, improve profit margins and aid in obtaining appropriate third-party reimbursement. Upon approval of the second Vitrase® NDA, we intend to submit supplemental filings with the FDA with respect to such additional package configurations.

Diabetic Retinopathy.    Abnormal changes and/or damage to the blood vessels in the eye due to diabetes are known as diabetic retinopathy. Diabetic retinopathy is a progressive disease consisting of two stages, nonproliferative and proliferative. Nonproliferative diabetic retinopathy is the first stage of diabetic retinopathy and occurs when the retinal blood vessels swell and leak fluid and small amounts of blood into the eye.

We believe that Vitrase® can treat diabetic retinopathy at the nonproliferative stage. Following injection into the vitreous humor, Vitrase® acts to separate the vitreous humor from the retina, thereby limiting growth of retinal blood vessels into the vitreous humor. We believe that Vitrase® achieves this by breaking down the proteoglycan component of the substance that binds the vitreous humor to the retina and by liquefying the vitreous humor. This process allows the vitreous humor to detach from the retina. Retinal specialists consider this detachment to be beneficial to diabetic retinopathy patients because it may delay the progression of the disease.

Market Opportunity.    Diabetes continues to be a major healthcare problem in the United States, and we project it to continue growing rapidly in many regions outside the United States. Eye disease is commonly associated with diabetes. Based on our market research, we believe that nearly eight million individuals in the United States have been diagnosed with diabetes, four to six million have some form of diabetic retinopathy, and that the majority of individuals with diabetic retinopathy are in the nonproliferative stage of the disease. We believe that these people are potential candidates for treatment using Vitrase®.

Clinical/Regulatory Status.    We have completed a 60 patient pilot Phase II clinical trial in Mexico City to evaluate the safety and efficacy of a single-dose injection of Vitrase® to cause a detachment of the vitreous humor from the retina and the impact on slowing the progression of diabetic retinopathy over a one-year period.

The continued development of Vitrase® for the treatment of diabetic retinopathy will be dependent upon a number of factors including, among others, the FDA’s evaluation of the Vitrase® NDA for the treatment of vitreous hemorrhage and for use as a spreading agent, the successful completion of any additional clinical trials for the diabetic retinopathy indication and the continuing assessment of the market opportunity for this indication as compared to other product opportunities we may be pursuing at the time.

Istalol™ (timolol)

Istalol™ is our once-daily, topical solution of timolol, a beta-blocking agent for the treatment of glaucoma. The product was developed by Senju in Japan. In May 2002, as part of the AcSentient asset acquisition, we acquired marketing rights for Istalol™ in the United States.

Glaucoma is a disease that gradually reduces eyesight without warning and often without symptoms. Vision loss is caused by damage to the optic nerve. Glaucoma is a chronic disease that must be treated for life. Currently, its causes are not well understood and there is no cure.

Market Opportunity.    According to prescription data compiled by NDC Health, we estimate that the United States pharmaceutical market for the treatment of glaucoma exceeds $1.1 billion per year. According to data compiled by NDC Health, we estimate the U.S. ophthalmic beta-blocker market exceeds $170 million per year, with over 4.4 million prescriptions written annually.

Clinical/Regulatory Status.    Senju submitted a NDA for Istalol™ to the FDA in September 2002 that was accepted for review in November 2002. The NDA is based on data from a Phase I clinical study and a multi-center Phase III clinical trial recently completed in the United States. In July 2003, the FDA issued an approvable letter with respect to the Istalol™ NDA citing issues related to manufacturing methods and controls. No additional clinical studies were requested. We believe the issues cited by the FDA are addressable, and we are currently seeking qualification of an additional manufacturing site.

In the clinical trials, Istalol™ has shown efficacy and safety comparable to timolol maleate, which is the leading beta-blocker to treat glaucoma in the United States. Advantages of Istalol™ include enhanced corneal penetration and once-daily administration. Third-party formulations of timolol currently on the market are twice-daily solutions or gel formulations, which are known to cause blurring of patients’ vision.

Xibrom™ (bromfenac)

Xibrom™ is a topical non-steroidal anti-inflammatory compound for the treatment of ocular inflammation. The product was developed by Senju in Japan. Senju launched Xibrom™ in Japan in 2000, and we believe its rapid sales growth is principally due to its superior potency and twice-daily dosing regimen, as compared to the requirement of four doses-per-day for most other anti-inflammatory products on the Japanese market. In May 2002, as part of our AcSentient asset acquisition, we acquired marketing rights for Xibrom™ in the United States.

Market Opportunity.    According to prescription data compiled for us by IMS Health, we estimate that the current global ophthalmic anti-inflammatory and allergies markets to be approximately $500 million and $630 million per year, respectively. Currently in the U.S., we estimate that there are over 5.4 million prescriptions written annually for topical ophthalmic anti-inflammatory agents.

Clinical/Regulatory Status.    Phase I, Phase II and Phase III clinical studies of Xibrom™ have been completed in Japan and the product has been approved and was launched in 2000 in Japan. We are currently conducting a Phase III clinical study of Xibrom™ in the United States. Assuming successful completion of our clinical studies, we anticipate submitting a NDA for Xibrom™ in early 2004.

Caprogel® (aminocaproic acid)

Caprogel® is a new topical gel formulation of amniocaproic acid for treating hyphema. In May 2002, as part of our AcSentient asset acquisition, we acquired AcSentient’s worldwide marketing rights for Caprogel®. The product is licensed from the Eastern Virginia Medical School.

Hyphema is a term used to describe bleeding in the anterior chamber, the space between the cornea and the iris, of the eye. It occurs when blood vessels in the iris bleed and leak into the clear aqueous fluid and typically results from trauma to the eye. Hyphemas are usually characterized by pooling of blood in the anterior chamber that may be visible to the naked eye. The red blood cells of very small hyphemas are visible only with magnification. Even the slightest amount of blood in the anterior chamber will cause decreased vision when mixed in the clear aqueous fluid.

Some of the symptoms of hyphema are decreased vision, depending on the amount of blood in the eye, pooling of blood in the anterior chamber and elevated intraocular pressure. A doctor will assess visual acuity, measure intraocular pressure and examine the eye with a split lamp microscope and ophthalmoscope.

The treatment is dependent on the cause and severity of the hyphema. Frequently, the blood is reabsorbed over a period of days to weeks. During this time, the doctor will carefully monitor the intraocular pressure for signs of the blood preventing normal flow of the aqueous fluid through the eye’s angle structures. If the eye pressure becomes elevated, eye drops may be prescribed to control it. The pupils are also evaluated to rule out damage to the iris. In some cases, a procedure is performed to irrigate the blood from the anterior chamber to prevent secondary complications such as glaucoma and bloodstains on the cornea.

Market Opportunity.    Based on data compiled for us by Milliman U.S.A., we believe that hyphema affects an estimated 50,000 patients per year in the United States and currently there is no available pharmaceutical agent approved for its treatment.

Clinical/Regulatory Status.    We are currently conducting feasibility studies for the reformulation and commercialization of Caprogel®. Once completed, and if these studies yield promising results, we intend to pursue further clinical development of Caprogel® consistent with such studies’ results. However, the timing and scope for our development of Caprogel® may change based on a number of factors, including, among others, our assessment, from time to time, of this product’s clinical results, market potential, other product opportunities and our corporate priorities. Caprogel® has received an orphan drug designation for the treatment of hyphema from the FDA, which may result in us receiving a seven year market exclusivity privilege with respect to Caprogel® if approved.

Other Product Candidates

We continually evaluate new opportunities for late-stage or currently marketed complementary product candidates and, if and when appropriate, intend to pursue such opportunities through further product acquisitions and related development activities. Our ability to execute on such opportunities in some circumstances will be dependent upon our ability to raise additional capital on commercially reasonable terms.

Collaborations

Collaboration With Allergan

In March 2000, we began a collaboration with Allergan, Inc. with respect to the development and commercialization of Vitrase® worldwide (other than in Mexico until April 2004 and Japan) for ophthalmic uses for the posterior region of the eye, a supply agreement for Vitrase® and a stock purchase agreement for $10.0 million of our Series D preferred stock. These shares of Series D preferred stock were subsequently converted into 102,407 shares of our common stock. Allergan is a leading provider of eye care and specialty pharmaceutical products throughout the world. A joint operating committee has been constituted and consists of an equal number of members from each company who will oversee development, regulatory and marketing activities with respect to Vitrase® for ophthalmic uses in the posterior region of the eye, as more fully described below.

Under the terms of our agreements with Allergan:

•

Development.    We have an obligation to use commercially reasonable efforts to obtain regulatory approval for Vitrase® in the United States and Europe, and Allergan is responsible for commercializing Vitrase® for uses in the posterior region back of the eye. We are also responsible for all product development, preclinical studies and clinical trials in support of marketing approvals of Vitrase® for the treatment of vitreous hemorrhage in the United States and Europe. We are also responsible for all preclinical studies and clinical trials to demonstrate the safety and efficacy of Vitrase® for the treatment of diabetic retinopathy.

•	Regulatory Approvals. We are responsible for applying for and obtaining regulatory approval of Vitrase® for such treatments in the United States and in the European Union. Allergan will be responsible for applying for and obtaining regulatory approvals of Vitrase® for such treatments in markets outside the United States and the European Union where it deems appropriate, other than Mexico (until April 2004) and Japan.

•	Manufacturing. We are responsible for the manufacture of Vitrase® and, if approved, for supplying all of Allergan’s requirements for Vitrase® during the term of the license agreement.

•	Marketing. In the United States, Allergan will be responsible for the overall management of marketing, sale and distribution activities for Vitrase® for ophthalmic uses in the posterior regions of the eye through its established sales and marketing organization. Under the terms of the license agreement, we will employ medical specialists in the United States to assist in physician training and usage development. In all markets outside the United States, except Mexico and Japan, Allergan will be solely responsible for the marketing, sale and distribution of Vitrase® for ophthalmic uses in the posterior region of the eye. Allergan has exclusive rights in all countries of the world, except Mexico and Japan, to the Vitrase® trademark in connection with its marketing of such product. We are currently in discussions with Allergan regarding marketing and other strategies in the event the FDA approves our NDA for Vitrase® for use as a spreading agent. Allergan has informed us of its position that we need its authorization pursuant to our collaboration to market Vitrase® on our own as a spreading agent, which Allergan asserts has not been provided. In addition, Allergan may be unwilling to pursue the marketing and commercialization of Vitrase® with any final approved labeling that does not meet its satisfaction.

•	Milestone Payments. Allergan has agreed to pay us an aggregate amount of up to $35.0 million in milestone payments based on our achievement of specified regulatory and development objectives with respect to Vitrase® for the treatment of vitreous hemorrhage and diabetic retinopathy. To date, we have not earned any milestone payments from Allergan, and we cannot guarantee that we will earn or receive any future milestone payments.

•	Profit Sharing and Royalties. In the United States, we will share profits on the sale of Vitrase® with Allergan on a 50/50 basis during the term of the license agreement. In all markets outside the United States, except Mexico (until April 2004) and Japan, we will receive a royalty on all sales of Vitrase® by Allergan.

•	Term and Termination. Allergan’s license to market, sell and distribute Vitrase® is limited to the ophthalmic uses in the posterior regions of the eye. Allergan’s license in the United States will expire ten full calendar years following the date of the first commercial sale of Vitrase® for a licensed use, at which time all commercial rights for Vitrase® in the United States will revert to us. Allergan’s obligation to pay royalties will terminate on a country-by-country basis upon the latest of 10 full calendar years following the date of the first commercial sale in each particular country and the expiration date of the last-to-expire licensed patent relating to Vitrase® in that country. Allergan may terminate the license agreement at any time with three months notice to us. We may terminate the license agreement on a country-by-country basis in certain countries if Allergan fails to commercialize Vitrase® within 12 months of regulatory approval in that country.

•	Board of Director Representation and Visitation Rights. Allergan has the right to request that we nominate an Allergan representative to our Board of Directors. In the event that the Allergan nominee is not elected to the Board of Directors, Allergan has certain visitation rights, which include the designation of an Allergan representative to attend and observe all of our Board of Director meetings.

Collaboration With Otsuka

In December 2001, we began a collaboration with Otsuka Pharmaceutical Co., Ltd. with respect to the commercialization of Vitrase® in Japan for ophthalmic uses in the posterior region of the eye, including a license agreement for the clinical development, regulatory approval, marketing, sale and distribution of Vitrase®, a supply agreement for Vitrase® and a securities purchase agreement for 84,567 shares of our common stock for the aggregate purchase price of $4.0 million. Otsuka is part of the Otsuka Group, headquartered in Tokyo, Japan and has a diverse portfolio including ophthalmic, central nervous system, cardiovascular, circulatory, gastro-intestinal, respiratory, oncological and dermatological products.

Under the terms of our agreements with Otsuka:

•	Clinical Development. Otsuka is responsible for all preclinical studies and clinical trials in support of marketing approval of Vitrase® for the treatment of vitreous hemorrhage in Japan. Otsuka is also responsible for all preclinical studies and clinical trials for regulatory approvals for additional indications including the treatment of diabetic retinopathy.

•	Regulatory Approvals. Otsuka is responsible for applying for and obtaining regulatory approval of Vitrase® for such treatments in Japan. Otsuka will also be responsible for obtaining National Health Insurance pricing approval for Vitrase® from the Japanese Ministry of Health. We will be responsible for providing Otsuka with copies of preclinical and clinical data and study reports and other documents in connection with our regulatory filings for Vitrase® in the United States.

•	Manufacturing. We are responsible for the manufacture of Vitrase® and for the supply of all of Otsuka’s requirements for clinical trials in Japan. If approved, we will also be responsible for supplying all of Otsuka’s commercial product requirements for Vitrase® during the term of the license agreement.

•	Marketing. Otsuka will be responsible for the overall management of marketing, sales and distribution activities for Vitrase® for ophthalmic uses in the posterior region of the eye in Japan through its established sales and marketing organization.

•	Milestone Payments. Otsuka paid us a non-refundable license fee of $5.0 million as part of the license agreement. Otsuka has also agreed to pay us a milestone payment of $10.0 million upon regulatory approval of Vitrase® for the treatment of vitreous hemorrhage in Japan. To date, we have not earned this milestone payment from Otsuka and we cannot guarantee that we will earn or receive this milestone payment in the future.

•	Commercial Purchase of Vitrase®. Otsuka is required to purchase Vitrase® from us at a percentage of the annual National Health Insurance price as established for Vitrase® in Japan during the term of the license agreement, unless we are unable to supply Vitrase® to Otsuka. If we are unable to supply Vitrase® to Otsuka and Otsuka, or a third party, is required to manufacture Vitrase® to meet Otsuka’s supply requirements, we will only receive a royalty on sales of Vitrase® by Otsuka.

•	Term and Termination. Otsuka’s license to Vitrase® is limited to the ophthalmic uses in the posterior regions of the eye and the territory of Japan. Our agreements with Otsuka will terminate upon the latest of 15 full calendar years following the date of the first commercial sale of Vitrase® for licensed uses in Japan and the expiration date of the last-to-expire licensed patent relating to Vitrase® for licensed uses in Japan. Otsuka may terminate the agreements at any time with six months notice to us. We may terminate the agreements if Otsuka fails to submit an application for regulatory approval of Vitrase® in Japan within 12 months of completing all necessary clinical trials and the initial meeting with the Japanese Ministry of Health to review the clinical trial results.

Collaboration With Senju

In May 2002, we expanded our late-stage product portfolio, acquiring three promising therapeutic products with ophthalmic applications from AcSentient. The costs associated with this acquisition were approximately $1.7 million. Two of the three products, Istalol™ and Xibrom™, were products developed by Senju. As a result of this acquisition, we began a collaboration with Senju including individual license agreements for the commercialization of Istalol™ and Xibrom™ in the United States. These license agreements were originally executed between Senju and AcSentient. The full rights and obligations of AcSentient under both license agreements were transferred to us as a part of the acquisition agreement between us and AcSentient, with such transfer approved by Senju.

Under the terms of our agreements with Senju:

•	Clinical Development. Senju is responsible for completing development activities for Istalol™. We are responsible for completing development activities for Xibrom™. Assuming successful completion of our clinical studies, we anticipate submitting a NDA for Xibrom™ in early 2004.

•	Regulatory Approvals. Senju was responsible for preparing and submitting a NDA to the FDA for Istalol™. Senju submitted this NDA in September 2002. In July 2003, the FDA issued an approvable letter with respect to the Istalol™ NDA citing issues related to manufacturing methods and controls. No additional clinical studies were requested. We are responsible for the preparation and submission of a NDA to the FDA for Xibrom™ following conclusion, if successful, of our Phase III clinical study. All follow-up activities with the FDA for both Istalol™ and Xibrom™ will be handled by us.

•	Manufacturing. We will be responsible for the manufacture of Istalol™ and Xibrom™.

•	Marketing. We will be responsible for the overall management of marketing, sales and distribution activities for Istalol™ and Xibrom™ in the United States.

•	Milestone Payments and Royalties. We will be required to pay to Senju (i) non-refundable milestone payments of up to $3,500,000, some of which has been paid, if all such milestones, relating to the development process and regulatory approval of both Istalol™ and Xibrom™, are accomplished; and (ii) royalties on product sales.

•	Term and Termination. The license agreements with Senju will terminate upon the last-to-expire licensed patent in the United States relating to Istalol™ and ten years after the first commercial sale of Xibrom™ in the United States, respectively. Neither party is entitled to terminate the agreements without cause.

Collaboration With the Eastern Virginia Medical School

In May 2002, as part of our AcSentient asset acquisition, we acquired worldwide marketing rights for Caprogel®. Caprogel® was initially licensed by AcSentient from the Eastern Virginia Medical School. The full rights and obligations of AcSentient under the Eastern Virginia Medical School license agreement were assigned to us as a part of the acquisition agreement between us and AcSentient, with such transfer approved by the Eastern Virginia Medical School.

Under the terms of our agreements with the Eastern Virginia Medical School:

•	Clinical Development. We are responsible for completing development activities for Caprogel®. We are currently conducting feasibility studies for the reformation and commercialization of Caprogel®. Once completed, and if these studies yield promising results, we intend to pursue further clinical development of Caprogel® consistent with such studies’ results. However, the timing and scope for our development of Caprogel® may change based on our assessment, from time to time, of this product candidate’s market potential, other product opportunities and our corporate priorities.

•	Regulatory Approvals. We are responsible for the preparation and submission of a NDA to the FDA for Caprogel® assuming the successful conclusion of our clinical study efforts. All follow-up activities with the FDA for Caprogel® will be handled by us.

•	Manufacturing. We will be responsible for the manufacture of Caprogel®.

•	Marketing. We will be responsible for the overall management of marketing, sales and distribution activities for Caprogel® on a worldwide basis.

•	Royalties. The Eastern Virginia Medical School will receive royalty payments on all sales of Caprogel® by us worldwide.

•	Term and Termination. The license agreement with the Eastern Virginia Medical School will terminate upon the last-to-expire licensed patent in the United States relating to Caprogel®. We may terminate the license agreement with the Eastern Virginia Medical School upon three months prior written notice.

Marketing and Sales

Assuming receipt of applicable regulatory approvals, we plan to market and distribute Istalol™, Xibrom™ and Caprogel® in the United States through our own resources. We will therefore need to establish our own sales, marketing and distribution capabilities. We will need to devote significant financial and management resources to develop such sales, marketing and distribution capabilities. We plan to target our commercialization efforts to the most prolific prescribers of ophthalmic beta-blockers, non-steroidal anti-inflammatories and the highest volume cataract surgeons. This focused activity is intended to maximize our reach into the market opportunity for each product, if and when they are approved. We also may commercialize a hyaluronidase product under a trade name other than Vitrase® for use as a spreading agent directly to physicians via our new targeted sales force. Such plans are dependent upon FDA approval of our second Vitrase® NDA, FDA approval of a dosage configuration for use only as a spreading agent, obtaining appropriate third-party reimbursement, Allergan’s rights under our collaboration with respect to Vitrase® for uses in the posterior region of the eye and the market potential of Vitrase® for use as a spreading agent and our corporate priorities.

In addition, assuming receipt of applicable regulatory approvals, we plan to market and distribute Vitrase® for use in the posterior region of the eye through our collaboration with Allergan in the United States and all international markets, except Mexico (until April 2004) and Japan. We have a distribution agreement with Laboratorios Sophia S.A. de C.V. providing for the marketing, sales and distribution of Vitrase® in Mexico until April 2004. Pursuant to our agreement with Laboratorios Sophia, we are entitled to 75% of the final retail price for all sales of Vitrase® by Laboratorios Sophia. The agreement with Laboratorios Sophia may not be terminated by either party without cause. We have an agreement with Otsuka providing for the development and commercialization of Vitrase® for ophthalmic uses in the posterior region of the eye in Japan. In the United States, the primary target market for Vitrase® for the treatment of vitreous hemorrhage is expected initially to be retinal specialists to whom most patients with vitreous hemorrhage are referred. For the use of Vitrase® as a spreading agent, the primary market will be cataract surgeons.

Third-party Reimbursement

In the United States, physicians, hospitals and other healthcare providers that purchase pharmaceutical products generally rely on third-party payers, principally private health insurance plans, Medicare and, to a lesser extent, Medicaid, to reimburse all or part of the cost of the product and procedure for which the product is being used. Currently, a Medicare Current Procedural Terminology (“CPT”) code has been established for the intravitreal injection of a pharmaceutical agent, which, we believe, will be appropriate for physician billing for a Vitrase® injection. This code results in reimbursement for the physician’s services in administering the drug, but not for the drug itself. Drug specific coverage policies are primarily developed by Medicare carriers following Medicare’s criteria for drug coverage, which include, among other requirements, that the drug be FDA-approved, be used in connection with a physician service or be medically reasonable for the treatment of an illness or injury.

While reimbursement may be available under existing payment codes for miscellaneous injectable drugs, each Medicare carrier reviews such reimbursement requests separately. Widespread reimbursement for our injectable drug products will require the establishment of a specific reimbursement code for our injectable drug, which is issued by CMS following review of an application by the manufacturer. Although they are not required to do so, private health insurers often follow the Medicare program’s lead when determining whether or not to reimburse for a drug. To support our applications for reimbursement coverage with Medicare and other major third-party payers, we intend to use data from clinical trials. The lack of satisfactory reimbursement for our drug products would limit their widespread use and lower potential product revenues.

Reimbursement systems in international markets vary significantly by country and, within some countries, by region. Reimbursement approvals must be obtained on a country-by-country basis. In many foreign markets, including markets in which we anticipate selling our products, the pricing of prescription pharmaceuticals is subject to government pricing control. In these markets, once marketing approval is received, pricing negotiations could take another six to twelve months or longer. As in the United States, the lack of satisfactory reimbursement or inadequate government pricing of our products would limit their widespread use and lower potential product revenues.

Competition

The markets for therapies that treat diseases and conditions of the eye are subject to intense competition and technological change. Many companies, including major pharmaceutical companies and specialized biotechnology companies, are engaged in activities similar to ours. Such companies include Allergan, Inc., Alcon Laboratories, Inc., Bausch & Lomb, Novartis Ophthalmics (a unit of Novartis AG), Pfizer and Eli Lilly and Company. Many of these companies have substantially greater financial and other resources, larger research and development staffs and more extensive marketing and manufacturing organizations than ours. Many of these companies have significant experience in preclinical testing, clinical trials and other parts of the regulatory approval process.

Should we be successful in acquiring or obtaining licenses for currently marketed ophthalmic products, we will be subject to intense competition from major pharmaceutical companies who have extensive marketing and distribution organizations and substantially greater financial resources than ours.

We are not aware of any other drug candidates in clinical trials for the treatment of vitreous hemorrhage or hyphema. Eli Lilly and Company is currently conducting clinical trials for the use of a systemic drug to treat diabetic retinopathy, and several companies are working on drugs and systems to help control diabetes and the consequences of diabetes, including diabetic retinopathy. In addition, numerous companies are working on alternate therapies for ocular inflammation and glaucoma.

Our success will depend, in part, on our ability to:

•	demonstrate the safety and efficacy of our products;

•	obtain regulatory approval in a timely manner;

•	demonstrate potential advantages over alternate treatment methods;

•	effectively market and distribute our products, either through our collaborators or by establishing and enhancing our own resources in these areas;

•	obtain reimbursement coverage from insurance companies and other third-party payers;

•	demonstrate cost-effectiveness; and

•	obtain patent protection and effectively enforce our patent rights.

Manufacturing

Ovine hyaluronidase, the active pharmaceutical ingredient used in Vitrase®, is sourced from ovine testes and processed in several stages to produce a highly purified raw material for formulation. We have a supply agreement with Biozyme Laboratories Ltd. for current Good Manufacturing Practices (“cGMP”)-grade ovine hyaluronidase for use in ophthalmic applications. The ovine hyaluronidase is lyophilized, or freeze dried, by Biozyme and delivered to our contract manufacturer for formulation and filling of dose specific vials. Vitrase® is currently required to be stored under refrigerated conditions prior to its use. We have entered into an agreement with R.P. Scherer West, Inc. to manufacture commercial quantities of Vitrase®. R.P. Scherer West is a wholly owned subsidiary of Cardinal Health. Under the terms of the agreement, Cardinal Health will manufacture, package and perform certain manufacturing quality assurance and quality control tests on the product in accordance with specifications provided by us. Currently, Biozyme and Cardinal Health are our sole sources for ovine hyaluronidase and the finished product, respectively. We are seeking additional manufacturing sources for these products.

We have supply agreements with Bausch & Lomb to manufacture commercial quantities of Istalol™ and Xibrom™. Under the terms of the agreements, Bausch & Lomb will manufacture, package and perform certain manufacturing quality assurance and quality control tests on the two products in accordance with specifications provided by us. Currently, Bausch & Lomb is our sole source for Istalol™ and Xibrom™.

Research and Development

Since our inception, we have made substantial investments in research and development. During the years ended December 31, 2002, 2001 and 2000, we spent $14.8 million, $15.8 million and $16.2 million, respectively, on research and development activities. During the nine month period ended September 30, 2003 we spent $11.8 million on research and development activities.

We plan to focus our near-term research and development efforts on the continued development of the products in our current development pipeline, which include Vitrase®, Istalol™, Xibrom™ and Caprogel®. Building on this pipeline, our goal is to become a specialty pharmaceutical company by developing or acquiring complementary products, either already marketed or in late-stage development. Some acquired products may require additional research and development activities prior to regulatory approval and commercialization.

Patents and Proprietary Rights

Our success will depend in part on our ability to obtain patent protection for our inventions, to preserve our trade secrets and to operate without infringing the proprietary rights of third parties. Our strategy is to actively pursue patent protection in the United States and foreign jurisdictions for technology that we believe to be proprietary and that offers a potential competitive advantage for our inventions. We currently own or license 49 United States and foreign patent applications and 25 United States and foreign issued patents.

In addition to patents, we rely on trade secrets and proprietary know-how. We seek protection of these trade secrets and proprietary know-how, in part, through confidentiality and proprietary information agreements. We make efforts to require our employees, directors, consultants and advisors, outside scientific collaborators and sponsored researchers, other advisors and other individuals and entities to execute confidentiality agreements upon the start of employment, consulting or other contractual relationships with us. These agreements provide that all confidential information developed or made known to the individual or entity during the course of the relationship is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees and some other parties, the agreements provide that all inventions conceived by the individual will be our exclusive property. These agreements may not provide meaningful protection for or adequate remedies to protect our technology in the event of unauthorized use or disclosure of information. Furthermore, our trade secrets may otherwise become known to, or be independently developed by, our competitors.

We also file trademark applications to protect the names of our products. These applications may not mature to registration and may be challenged by third parties. We are pursuing trademark protection for Vitrase® in a number of different countries around the world. We have exclusively licensed the trademark Vitrase® to Allergan under our collaboration agreement.

Government Regulation

Our pharmaceutical products are subject to extensive government regulation in the United States. If we distribute our products abroad, these products will also be subject to extensive foreign government regulation. In the United States, the FDA regulates pharmaceutical products. FDA regulations govern the testing, manufacturing, advertising, promotion, labeling, sale and distribution of our products.

The FDA approval process for drugs includes:

•	preclinical studies;

•	submission of an investigational NDA for clinical trials;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product;

•	submission of a NDA;

•	review of the NDA; and

•	inspection of the facilities used in the manufacturing of the drug to assess compliance with the current Good Manufacturing Practices regulations.

The NDA includes comprehensive and complete descriptions of the preclinical testing, clinical trials, and the chemical, manufacturing and control requirements of a drug that enables the FDA to determine the drug’s safety and efficacy. A NDA must be submitted by us, and filed and approved by the FDA before any of our drugs can be marketed commercially in the United States.

The FDA testing and approval process requires substantial time, effort and money. We cannot assure you that any approval will ever be granted.

Preclinical studies include laboratory evaluation of the product, as well as animal studies to assess the potential safety and effectiveness of the product. These studies must be performed according to good laboratory practices. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of the Investigational New Drug Application (“IND”). Clinical trials may begin 30 days after the IND is received, unless the FDA raises concerns or questions about the conduct of the clinical trials. If concerns or questions are raised, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed.

We cannot assure you that submission of an IND will result in authorization to commence clinical trials. Nor can we assure you that if clinical trials are approved, that data will result in marketing approval. Clinical trials involve the administration of the product that is the subject of the trial to volunteers or patients under the supervision of a qualified principal investigator. Furthermore, each clinical trial must be reviewed and approved by an independent institutional review board at each institution at which the study will be conducted. The institutional review board will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. Also, clinical trials must be performed according to good clinical practices. Good clinical practices are enumerated in FDA regulations and guidance documents.

Clinical trials typically are conducted in three sequential phases: Phases I, II and III, with Phase IV studies conducted after approval and generally required for drugs subject to accelerated approval regulations. These phases may overlap. In Phase I clinical trials, the drug is usually tested on healthy volunteers to determine:

•	safety;

•	any adverse effects;

•	dosage tolerance;

•	absorption;

•	metabolism;

•	distribution;

•	excretion; and

•	other drug effects.

In Phase II clinical trials, the drug is usually tested on a limited number of afflicted patients to evaluate the efficacy of the drug for specific, targeted indications, determine dosage tolerance and optimal dosage, identify possible adverse effects and safety risks. In Phase III clinical trials, the drug is usually tested on a larger number of patients, in an expanded patient population and at multiple clinical sites. The FDA may require that we suspend clinical trials at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk.

In Phase IV clinical trials or other post-approval commitments, additional studies and patient follow-up are conducted to gain experience from the treatment of patients in the intended therapeutic indication. Additional studies and follow-up are also conducted to document a clinical benefit where drugs are approved under accelerated approval regulations and based on surrogate endpoints. In clinical trials, surrogate endpoints are alternative measurements of the symptoms of a disease or condition that are substituted for measurements of observable clinical symptoms. Failure to promptly conduct Phase IV clinical trials and follow-up could result in expedited withdrawal of products approved under accelerated approval regulations.

The facilities, procedures, and operations of our contract manufacturers must be determined to be adequate by the FDA before approval of product manufacturing. Manufacturing facilities are subject to inspections by the FDA for compliance with cGMP, licensing specifications, and other FDA regulations before and after a NDA has been approved. Foreign manufacturing facilities are also subject to periodic FDA inspections or inspections by foreign regulatory authorities. Among other things, the FDA may withhold approval of NDAs or other product applications of a facility if deficiencies are found at the facility. Vendors that supply us finished products or components used to manufacture, package and label products are subject to similar regulation and periodic inspections.

Following such inspections, the FDA may issue notices on Form 483 and Warning Letters that could cause us to modify certain activities identified during the inspection. A Form 483 notice is generally issued at the conclusion of a FDA inspection and lists conditions the FDA investigators believe may violate cGMP or other FDA regulations. FDA guidelines specify that a Warning Letter be issued only for violations of “regulatory significance” for which the failure to adequately and promptly achieve correction maybe expected to result in an enforcement action.

In addition, the FDA imposes a number of complex regulatory requirements on entities that advertise and promote pharmaceuticals, including, but not limited to, standards and regulations for direct-to-consumer advertising, off-label promotion, industry sponsored scientific and educational activities, and promotional activities involving the Internet.

Failure to comply with FDA and other governmental regulations can result in fines, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production and/or distribution, suspension of the FDA’s review of NDAs, injunctions and criminal prosecution. Any of these actions could have a material adverse effect on us.

Food and Drug Administration Modernization Act of 1997

The Food and Drug Administration Modernization Act of 1997 was enacted, in part, to ensure the availability of safe and effective drugs, biologics and medical devices by expediting the FDA review process for new products. The Modernization Act establishes a statutory program for the approval of fast-track products. The fast-track provisions essentially codify the FDA’s accelerated approval regulations for drugs and biologics. A fast-track product is defined as a new drug or biologic intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for this condition. Under the new fast-track program, the sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a fast-track product at any time during the clinical development of the product. The Modernization Act specifies that the FDA must determine if the product qualifies for fast-track designation within 60 days of receipt of the sponsor’s request. Fast- track designated products may qualify for accelerated approval and priority review, or review within six months. Accelerated approval will be subject to:

•	post-approval studies and follow-up to validate the surrogate endpoint or confirm the effect on the clinical endpoint; and

•	prior review of all promotional materials.

If a preliminary review of the clinical data suggests that the product is effective, the FDA may initiate review of sections of an application for fast-track designation for a product before the application is complete. This rolling review is available if the applicant provides a schedule for submission of remaining information and pays applicable user fees. However, the time period specified in the Prescription Drug User Fees Act of 1992, which governs the time period goals the FDA has committed for reviewing an application, does not begin until the complete application is submitted.

In October 1998, the FDA granted our application for fast-track designation for Vitrase® for the treatment of vitreous hemorrhage. During 2002 we submitted three sections of the Vitrase® NDA as they were completed. The pre-clinical pharmacology and toxicology section was submitted in January 2002. The clinical section and the CMC section were submitted in October 2002. The FDA accepted those sections of the Vitrase® NDA for review in December 2002, along with the pre-clinical pharmacology and toxicology section that was submitted in January 2002. On April 3, 2003, the FDA issued an approvable letter in which the FDA cited issues primarily related to the sufficiency of the efficacy data submitted with the NDA for Vitrase®. We have submitted information to the FDA in response to its non-clinical comments contained in the approvable letter and are continuing to assess and discuss with the agency the clinical issues raised in the approvable letter. Based upon these discussions, we will determine the next appropriate steps in the approval process of Vitrase® for the treatment of vitreous hemorrhage.

One of our product candidates, Caprogel®, for the treatment of hyphema, has been designated by the FDA as an orphan drug. An orphan drug is defined in the 1984 amendments of the Orphan Drug Act as a drug intended to treat a condition affecting fewer than 200,000 persons in the United States. The Orphan Drug Act has numerous incentives including:

•	seven years of exclusive marketing upon FDA approval;

•	tax credit for clinical research expense;

•	grant support for investigation of rare disease treatments; and

•	user fee waiver.

International

For marketing outside the United States, we also are subject to foreign regulatory requirements governing human clinical trials and marketing approval for pharmaceutical products. The requirements governing the conduct of clinical trials, product approval, pricing and reimbursement vary widely from country to country. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained before manufacturing or marketing the product in those countries. The approval process varies from country to country and the time required for such approvals may differ substantially from that required for FDA approval. We cannot assure you that clinical trials conducted in one country will be accepted by other countries or that approval in one country will result in approval in any other country. For clinical trials conducted outside the United States, the clinical stages are generally comparable to the phases of clinical development established by the FDA.

Human Resources

As of November 10, 2003, we had 41 full-time employees. Approximately 33 of our employees are involved in research and clinical development activities. Six of our employees hold Ph.D. or M.D. degrees and seven other employees hold other advanced degrees. Our employees do not have a collective bargaining agreement. We consider our relations with our employees to be good.

Legal Proceedings

We are involved in legal proceedings incidental to our business from time to time. We believe that pending actions, individually and in the aggregate, will not have a material adverse effect on our financial condition, results of operations or cash flows, and that adequate provision has been made for the resolution of such actions and proceedings.

General Information

We incorporated in California in February 1992 as Advanced Corneal Systems, Inc. In March 2000, we changed our name to ISTA Pharmaceuticals, Inc. and we reincorporated in Delaware in August 2000. Our corporate headquarters and principal research laboratories are located at 15279 Alton Parkway, Suite 100, Irvine, CA 92618, and our telephone number is (949) 788-6000. Vitrase®, Istalol™, Xibrom™, Caprogel®, ISTA, ISTA Pharmaceuticals and the ISTA logo are our trademarks.

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports are available without charge from us, as reasonably practicable following the time they are filed with or furnished to the SEC.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and ages as of October 3, 2003 of our directors and executive officers:

Name	Age	Positions
Vicente Anido, Jr., Ph.D.	50	President and Chief Executive Officer, Director
William S. Craig, Ph.D.	52	Vice President, Research and Product Development
Marvin J. Garrett	53	Vice President, Regulatory Affairs, Quality & Compliance
Lisa R. Grillone, Ph.D.	53	Vice President, Clinical Research and Medical Affairs
Kirk McMullin	50	Vice President, Operations
Thomas A. Mitro	46	Vice President, Sales & Marketing
Lauren P. Silvernail	45	Chief Financial Officer and Vice President, Corporate Development
Jeffrey L. Edwards	43	Director
Peter Barton Hutt	68	Director
Kathleen D. LaPorte	41	Director
Benjamin F. McGraw III, Pharm.D	54	Director
Robert G. McNeil, Ph.D.	60	Director
Liza Page Nelson	44	Director
Wayne I. Roe	53	Director
Richard C. Williams	60	Director

Vicente Anido, Jr., Ph.D. has served as our President and Chief Executive Officer and on our Board of Directors since December 2001. From June 2000 to September 2001, Dr. Anido was general partner for Windamere Venture Partners. From 1996 to 1999, Dr. Anido served as President and Chief Executive Officer of CombiChem, Inc., a biotechnology company. From 1993 to 1996, he served as President of the Americas Region of Allergan, Inc., a specialty pharmaceutical company focusing on ophthalmology, dermatology and neuromuscular indications. Dr. Anido received a Ph.D. in Pharmacy Administration from the University of Missouri.

William S. Craig, Ph.D. has served as our Vice President, Research and Product Development since March 2001. From 1996 to December 1999, Dr. Craig was Vice President, Research and Development for Alpha Therapeutics Corporation, a biotechnology company. From 1988 to 1996 he was Senior Director Research and Development for Telios Pharmaceuticals, Inc., a biotechnology company. Dr. Craig received a Ph.D. in Chemistry from the University of California, San Diego.

Marvin J. Garrett has served as our Vice President, Regulatory Affairs, Quality & Compliance since February 1999. From May 1994 to February 1999, Mr. Garrett was Vice President, Regulatory Affairs and Clinical Research for Xoma, Ltd., a biotechnology company. From 1990 to 1994, he was President and General Manager of Coopervision Pharmaceutical; a division of the Cooper Companies, Inc. Mr. Garrett received a B.S. in Microbiology from California State University Long Beach.

Lisa R. Grillone, Ph.D. has served as our Vice President, Clinical Research and Medical Affairs since August 2000. From 1990 to July 2000, Dr. Grillone served in various drug development positions with ISIS Pharmaceuticals, Inc., a biotechnology company, last serving as Executive Director, Intellectual Property Licensing. Dr. Grillone received a Ph.D. in Cell Biology and Anatomy from New York University.

Kirk McMullin has served as Vice President, Operations since August 2002. From 1995 to 2002, Mr. McMullin was Vice President, Worldwide Manufacturing Support for Allergan. Mr. McMullin received a B.A. from Humboldt State University.

Thomas A. Mitro has served as our Vice President, Sales & Marketing since July 2002. From 1980 to 2002, Mr. Mitro held several positions at Allergan, including Vice President, Skin Care, Vice President, Business Development and Vice President, e-Business. Mr. Mitro received a B.S. degree from Miami University.

Lauren P. Silvernail has served as our Chief Financial Officer and Vice President, Corporate Development, since March 2003. From 1995 to March 2003, Mrs. Silvernail served in various operating and corporate development positions for Allergan, most recently serving as Vice President, Business Development. From 1989 to 1994 she was a general partner at Glenwood Ventures and served as a director and operating manager for several portfolio companies. Mrs. Silvernail received an M.B.A. from the University of California, Los Angeles.

Jeffrey L. Edwards has served on our Board of Directors since December 2002 as Allergan’s designee. Mr. Edwards is currently Corporate Vice President, Corporate Development for Allergan and has served in other capacities, including Senior Vice President Treasury, Tax and Investors Relations since 1993. Prior to Allergan, Mr. Edwards was with Banque Paribas and Security Pacific National Bank, where he held various senior level positions in the credit and business development departments. Mr. Edwards received a B.A. in Sociology from Muhlenberg College.

Peter Barton Hutt has served on our Board of Directors since December 2002. Mr. Hutt is a partner specializing in food and drug law in the Washington, D.C. law firm of Covington & Burling. Mr. Hutt joined Covington & Burling in 1960 and was named partner in 1968, leaving from 1971 to 1975 to serve as Chief Counsel for the Food and Drug Administration and returning to Covington & Burling in September 1975. Mr. Hutt is the co-author of the casebook used to teach Food and Drug Law throughout the country and has taught a full course on the subject at Harvard Law School. Mr. Hutt received a B.A. from Yale University and an LL.B. from Harvard University. In addition, Mr. Hutt received a Master of Laws degree in Food and Drug Law from New York University Law School.

Kathleen D. LaPorte has served on our Board of Directors since December 2002. Mrs. LaPorte is a General Partner in the Healthcare Technology Group of the Sprout Group located in Menlo Park, California. Mrs. LaPorte joined the Sprout Group in 1993 and became a General Partner in 1994. Between 1987 and 1993, Mrs. LaPorte was a principal at Asset Management Company, a venture capital firm focused on early-stage investments. Previously, Mrs. LaPorte was a financial analyst with The First Boston Corporation. Mrs. LaPorte received a B.S. from Yale University and an M.B.A. from Stanford University Graduate School of Business.

Benjamin F. McGraw, III, Pharm.D. has served on our Board of Directors since April 2000, except for the period from November 2002 to December 2002. Dr. McGraw has been President, Chief Executive Officer, and Chairman of the Board of Directors of Valentis, Inc., a biotechnology company, since 1994. Dr. McGraw also serves on the Board of the Biotechnology Industry Organization. Dr. McGraw received a Pharm.D. from the University of Tennessee.

Robert G. McNeil, Ph.D. has served on our Board of Directors since 1993 and as our Chairman of the Board since 1995. Dr. McNeil has been a general partner with Sanderling Venture Partners, an investment firm specializing in the development of biomedical companies, since 1979. Dr. McNeil received a Ph.D. in Molecular Biology, Biochemistry and Genetics from the University of California, Irvine.

Liza Page Nelson has served on our Board of Directors since December 2002. Ms. Nelson is Managing Director and Co-Head of Healthcare investing activities for Investor Growth Capital. Prior to joining Investor Growth Capital in 1998, from 1988 to 1998, Ms. Nelson held a series of positions with increasing responsibility in corporate finance, strategic planing, contracting, marketing, business development and operating management at Pfizer, Inc. Prior to joining Pfizer, Ms. Nelson was a consultant with the Boston Consulting Group and E.M. Warburg, Pincus & Co. Ms. Nelson received a B.A. degree in Economics from Wesleyan University and an M.B.A. in Finance and Marketing from the Yale School of Management.

Wayne I. Roe has served on our Board of Directors since June 1998, except for the period from November 19, 2002 to December 2002. Mr. Roe was Senior Vice President for United Therapeutics, Inc., a biotechnology company, from November 1999 to November 2000. From November 1988 to March 1999, Mr. Roe founded and served in various management positions at Covance Health Economics and Outcome Services, a consulting firm for life sciences companies, last serving as Chairman of the Board of Directors. Mr. Roe is also currently a director of Aradigm Corporation, a developer of drug delivery systems. Mr. Roe received an M.A. in Political Economy from the State University of New York and an M.A. in Economics from the University of Maryland.

Richard C. Williams has served on our Board of Directors since December 2002. Since 1989, Mr. Williams has served as the founder and President of Conor-Thoele Limited, a consulting and financial advisory firm specializing in the healthcare industry and pharmaceutical segment. From 2000 to April 2001, Mr. Williams also served as Vice Chairman-Strategic Planning and director of King Pharmaceuticals, Inc. From 1992 to 2000, Mr. Williams served as Chairman and director of Medco Research, a cardiovascular pharmaceutical development company, prior to its acquisition by King Pharmaceuticals in 2000. From 1997 to 1999, Mr. Williams was Co-Chairman and a director of Vysis, a genetic biopharmaceutical company. Prior to founding Conor-Thoele Limited, Mr. Williams held various operational and financial management officer positions with Erbamont, N.V., Field Enterprises, Inc., Abbott Laboratories and American Hospital Supply Corporation. Mr. Williams is also a director of EP Med Systems. Mr. Williams received a B.A. degree from DePauw University and an M.B.A. from the Wharton School of Finance.

Board Classes and Committees

Pursuant to our Amended and Restated Certificate of Incorporation and Bylaws, our Board of Directors currently consists of nine persons, divided into three classes serving staggered terms of three years. The Class I directors, Peter Barton Hutt, Benjamin F. McGraw III, Pharm.D. and Liza Page Nelson, are scheduled to serve until the annual meeting of stockholders in 2004. The Class II directors, Vicente Anido, Jr., Ph.D., Kathleen D. LaPorte, and Richard C. Williams, are scheduled to serve until the annual meeting of stockholders in 2005. The Class III directors, Jeffrey L. Edwards, Robert G. McNeil, Ph.D., and Wayne I. Roe, are scheduled to serve until the annual meeting of stockholders in 2006.

Our Board has an Audit Committee, Compensation Committee, and Nomination Committee. Each committee is described as follows:

Name of Committees and Members	Functions of the Committees	Number of Meetings in Fiscal 2002
AUDIT COMMITTEE (1) Richard C. Williams (Chairman) Benjamin F. McGraw, III, Pharm.D. Wayne I. Roe

• Oversees our accounting and financial reporting processes

• Appoints, determines compensation for and oversees the work of the independent auditors

• Approves the services performed by the independent auditors

Three

COMPENSATION COMMITTEE Benjamin F. McGraw, III, Pharm.D. Kathleen D. LaPorte Liza Page Nelson	• Reviews and approves the executive compensation policies • Administers the employee stock option and stock purchase plans	Four

NOMINATION COMMITTEE Robert G. McNeil, Ph.D. Kathleen D. LaPorte Liza Page Nelson	• Reviews and makes recommendations regarding candidates for service on the Board of Directors • Considers nominees recommended by stockholders	One

(1)	Our securities are listed on The Nasdaq National Market and are governed by its listing standards. All the members of the Audit Committee meet the independence standards of Rule 4200(a)(15) of the National Association of Securities Dealers’ listing standards.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value, of which 1,000,000 have been designated Series A Participating Preferred Stock. The following summary of the terms of our common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions in our certificate of incorporation and bylaws, and our Shareholder Rights Plan, which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders; there are no cumulative voting rights. The affirmative vote of sixty-six and two-thirds percent (66 2/3%) of our then outstanding voting securities, voting together as a single class, is required for the amendment, repeal or modification of the provisions of Articles IX (Cumulative Voting and Election of Directors), X (Amendment of Bylaws), XI (Supermajority Voting Requirements) and XII (Location of Meetings and Corporate Records) of our Amended and Restated Certificate of Incorporation, and Sections 2.3 (Special Meeting), 2.4 (Notice of Stockholders’ Meeting), 2.5 (Advance Notice of Stockholder Nominees and Stockholder Business), 2.10 (Voting), 2.12 (Stockholder Action by Written Consent Without a Meeting), or 3.2 (Number of Directors) of our Amended and Restated Bylaws. Other matters submitted to our common stockholders require majority approval. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably the dividends, if any, that are declared from time to time by the board of directors out of funds legally available for that purpose. See “Dividend Policy.” In the event that we liquidate, dissolve or wind up our company, the holders of common stock are entitled to share ratably in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of our Series A Participating Preferred Stock, and shares of any series of preferred stock that we may designate in the future.

Preferred Stock

The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of this preferred stock. However, the effects might include, among other things: restricting dividends on the common stock; diluting the voting power of the common stock; impairing the liquidation rights of the common stock; delaying or preventing a change in control of our company without further action by the stockholders.

Shareholder Rights Plan

Under our Shareholder Rights Plan, which was last amended in November 2002, one purchase right is attached to each share of our common stock pursuant to which the holder of such share of common stock will, in certain takeover-related circumstances, become entitled to purchase from us one one-thousandth of a share of our Series A Participating Preferred Stock at a price of $50.00, subject to adjustment, with each share having substantially the rights and preferences of 1,000 shares of common stock. The rights will separate from the common stock after a person or entity or group of affiliated or associated persons, which we refer to as an “acquiring person,” acquires, or commences a tender offer that would result in a person or group acquiring, beneficial ownership of 15% or more of our outstanding common stock. Grants of stock options and restricted stock by our Board of Directors (and its committees) to our officers, including under contractual commitments, will not, by itself, cause an officer to become an acquiring person under the Shareholder Rights Plan. Also, in certain takeover-related circumstances, each right (other than those held by an acquiring person) will be exercisable for shares of our common stock or stock of the acquiring person having a market value of twice the exercise price. Once certain triggering events have occurred to cause the rights to become exercisable, each right may be exchanged by us for one share of common stock.

Upon the issuance of any shares of Series A Participating Preferred Stock under the Shareholder Rights Plan, the holders of shares of Series A Participating Preferred Stock shall be entitled to receive, if and when declared by our Board of Directors, quarterly dividends equal to 1,000 times the aggregate per share amount of any dividends declared on any shares of our common stock. Whenever such quarterly dividends are in arrears, we may not declare dividends on, make any distributions to or otherwise redeem or purchase any shares of our stock ranking junior to or on parity with the Series A Participating Preferred Stock. Each share of Series A Participating Preferred Stock shall entitle the holder thereof to 1,000 votes on all maters submitted to a vote of our stockholders. Upon any liquidation, dissolution or winding up of our company or the merger, consolidation or combination of our company, the holders of the shares of Series A Participating Preferred Stock shall be entitled to receive an aggregate amount per share equal to 1,000 times the aggregate amount to be distributed per share to holders of shares of our common stock.

After issuance, we may redeem the purchase rights to the Series A Participating Preferred Stock at any time, prior to the fifth day following the attainment of 15% or more of our then outstanding common stock by an acquiring person (or such later date as may be determined by action of our Board of Directors and publicly announced by us), before their expiration on January 25, 2012 at a redemption price of $0.001 per right.

Delaware Business Combination Statute

Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person or entity who in the last three years obtained 15% or more of any class or series of stock entitled to vote in the election of directors, unless, among other exceptions, the transaction is approved by (1) the board of directors prior to the date the interested stockholder obtained such status or (2) the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder. By virtue of our decision not to elect out of the statute’s provisions, the statute applies to us. The statute could prohibit or delay the accomplishment of mergers or other takeovers or changes in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Vote Required by Security Holders

The offering and sale of the shares of our common stock being registered hereunder does not require approval by our stockholders.

SHARES ELIGIBLE FOR RESALE

Upon completion of this offering, we will have outstanding 17,367,252 shares of our common stock. The 4,500,000 shares of common stock being sold in this offering and all of our currently outstanding shares of common stock, other than those shares held by our “affiliates,” as such term is defined under Rule 144 of the Securities Act, will be freely tradable without restriction or registration under the Securities Act.

Shares held by our affiliates (which generally include our directors and executive officers and persons owning 10% or more of our common stock) are subject to restrictions on resale in accordance with Rule 144 under the Securities Act. As of November 10, 2003, we estimate that 11,302,323 shares of our common stock were held by our affiliates of which 500,000 shares are being sold in this offering. Of these shares, 10,770,032 may be sold pursuant to the registration statement described below. In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of our then outstanding shares of common stock or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding notice of the sale. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Our officers and directors, and the selling stockholders in this offering (including their affiliates), who will hold an aggregate of 11,302,323 shares of our common stock following this offering have agreed that they will not sell or otherwise transfer any common stock owned by them without the prior written consent of Thomas Weisel Partners LLC for a period of 90 days from the date of this prospectus. Upon expiration of this 90-day period, all of these shares will be eligible for resale in the public market, subject to compliance by our affiliates with the volume limitations and other restrictions of Rule 144 and 10,770,032 of these shares may be sold pursuant to the registration statement described below.

We filed a registration statement on Form S-3 (Registration No. 333-103820) to cover the sale of 11,578,926 shares issued to the investors in the PIPE transaction and bridge financing transaction and 1,842,104 issuable upon conversion of the warrants issued in connection with these transactions, which was declared effective on June 6, 2003.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows information regarding the beneficial ownership of our common stock as of November 10, 2003, and as adjusted to reflect the sale of common stock offered in this offering for:

•	each person (or group of affiliated persons) who is known by us to beneficially own more than 5.0% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Except as otherwise noted, the address of each person listed in the table is c/o ISTA Pharmaceuticals, Inc., 15279 Alton Parkway Suite 100, Irvine, CA 92618. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage ownership for each stockholder is based on 13,367,252 shares of common stock outstanding as of November 10, 2003, together with all shares of common stock subject to options exercisable within 60 days following November 10, 2003 for that stockholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding these options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.

Name	Common Shares Owned	Options or Warrants Exercisable Within 60 Days	Beneficial Ownership Prior to Offering(1)		Number of Shares Offered	Beneficial Ownership After Offering(1)
			Number	Percent		Number	Percent
Directors and Executive Officers
Vicente Anido, Jr., Ph.D.	—	198,980	198,980	1.5%	—	198,980	1.1%
William S. Craig, Ph.D.	—	37,655	37,655	*	—	37,655	*
Marvin J. Garrett	—	79,603	79,603	*	—	79,603	*
Lisa R. Grillone, Ph.D.	—	73,337	73,337	*	—	73,337	*
Thomas A. Mitro	—	52,249	52,249	*	—	52,249	*
Jeffrey L. Edwards (2)	—	—	—	*	—	—	*
Peter Barton Hutt	—	10,834	10,834	*	—	10,834	*
Kathleen D. LaPorte (3)	—	700,308	5,173,989	36.8%	—	5,173,989	28.6%
Benjamin F. McGraw III, Pharm.D.	—	16,367	16,367	*	—	16,367	*
Robert G. McNeil, Ph.D (4)	63,346	27,578	1,668,994	12.5%	—	1,668,994	9.6%
Liza Page Nelson (5)	—	542,413	3,963,464	28.5%	—	3,963,464	22.1%
Wayne I. Roe	—	19,442	19,442	*	—	19,442	*
Richard C. Williams	—	—	—	*	—	—	*
All executive officers and directors as a group (13 persons)	63,346	1,799,411	11,302,323	74.5%	—	11,302,323	59.0%

5% Stockholders
Investor AB (6)	3,421,051	531,579	3,952,630	29.5%	215,000	3,737,630	21.5%
Sprout Capital IX LP	4,243,364	653,978	4,897,342	36.1%	285,000	4,612,342	26.3%
Sanderling Venture Partners V Co-Investment Fund	695,769	122,312	818,081	6.0%	—	818,081	4.7%
Llura L. Gund (7)	274,472	97,368	741,485	5.5%	—	741,485	4.2%

*	Less than 1%
(1)	This table is based upon information supplied by the executive officers, directors and beneficial stockholders.
(2)	Mr. Edwards is Allergan’s designee on our Board of Directors. Allergan beneficially owns 102,406 shares of our common stock.
(3)	Consists of 4,897,342 shares (including 653,978 shares issuable upon exercise of warrants) of Sprout Capital IX L.P., 19,298 shares (including 2,577 shares issuable upon exercise of warrants) of Sprout Entrepreneurs’ Fund L.P. and 246,515 shares (including 32,919 shares issuable upon exercise of warrants) of Sprout IX Plan, L.P. Ms. LaPorte is a General Partner in the Healthcare Technology Group of the Sprout Group, and is a Managing Director of DLJ Capital Corp., which is the Managing General Partner of Sprout Capital IX, L.P. and the General Partner of Sprout Entrepreneurs’ Fund, L.P. Ms. LaPorte disclaims beneficial ownership except the extent of her pecuniary interest therein. Ms. LaPorte’s business address is c/o The Sprout Group, 3000 Sand Hill Road, Suite 170, Menlo Park, California 94024.
(4)	Consists of 966 shares owned by Sanderling IV Biomedical; 1,595 shares owned by Sanderling IV Limited Partnership; 118,900 shares (including 17,664 shares issuable upon exercise of warrants) owned by Sanderling V Beteiligungs GmbH & Co. KG; 495,973 shares (including 74,153 shares issuable upon exercise of warrants) owned by Sanderling V Biomedical Co-Investment Fund; 133,775 shares (including 20,001 shares issuable upon exercise of warrants) owned by Sanderling V Limited Partnership; 3,604 shares owned by Sanderling Venture Partners IV; 4,098 shares owned by Sanderling Venture Partners IV LP; 776 shares owned by Sanderling Venture; 818,081 shares (including 122,312 shares issuable upon exercise of warrants) owned by Sanderling Venture Partners V Co-Investment Fund; 302 shares owned by Sanderling IV Biomedical Limited LP; 6,098 shares owned by the John T. Parrish & Robert G. McNeil Joint Tenancy Trust; 511 shares owned by the Middleton McNeil Retirement Trust Robert G. McNeil; 65,461 shares (including 12,831 shares issuable upon exercise of warrants) owned by Robert G. McNeil c/o Sanderling Ventures; and 4,107 shares owned by the Middleton McNeil Retirement Trust F/B/O Robert G. McNeil. Dr. McNeil is a Managing Director of Middleton, McNeil & Mills Associates V., LLC, an affiliate of the Sanderling entities. Dr. McNeil disclaims beneficial ownership except the extent of his pecuniary interest therein. Dr. McNeil’s business address is c/o Sanderling Venture Partners, 2730 Sand Hill Road, Suite 200, Menlo Park, California 94024.
(5)	Consists of 2,766,841 shares (including 372,105 shares issuable upon exercise of warrants) of Investor Growth Capital Limited and 1,185,789 shares (including 159,474 shares issuable upon exercise of warrants) of Investor Group L.P. Ms. Nelson is a Managing Director and Co-Head of Healthcare Investing Activities for Investor Growth Capital, an affiliate of Investor Group, L.P. Ms. Nelson disclaims beneficial ownership except to the extent of her pecuniary interest therein. Ms. Nelson’s business address is c/o Investor Growth Capital, 12 East 49th Street, 27th Floor, New York, New York 10017.
(6)	Based upon Schedule 13D/A filed with the Securities and Exchange Commission, these shares consist of 2,766,841 shares held for the account of Investor Growth Capital Limited and 1,185,789 shares held for the account of Investor Group LP, both of which are affiliates of Investor AB.
(7)	Based upon Schedule 13D/A filed with the Securities and Exchange Commission, Llura L. Gund may be deemed to beneficially own 741,485 shares. Of these shares Ms. Gund has sole voting power to vote and sole power to dispose of an aggregate of 371,840 shares (including 97,368 shares issuable upon exercise of warrants) and shared power to vote and shared power to dispose of 369,645 shares.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC
Jefferies & Company, Inc.
RBC Dain Rauscher Inc.
Roth Capital Partners, LLC

Total	4,500,000

Of the 4,500,000 shares to be purchased by the underwriters, 4,000,000 shares will be purchased from us and 500,000 will be purchased from the selling stockholders.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

The underwriting agreement provides that we and the selling stockholders will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

The underwriting agreement provides that we reimburse the underwriters for documented, out-of-pocket expenses incurred in connecton with this offering in an amount not to exceed $125,000.

Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about             .

Over-Allotment Option

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 675,000 additional shares of our common stock from us at the public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $             per share of common stock to certain dealers. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $             per share of common stock to these other dealers. After the initial offering, the offering price, concessions and other selling terms may be changed by the underwriters.

The following table summarizes the compensation to be paid to the underwriters and the proceeds payable to us and the selling stockholders, before expenses estimated to be $                    , including the reimbursement of up to $125,000 of certain expenses incurred by the underwriters.

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us
Proceeds to selling stockholders

Indemnification of Underwriters

We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

The underwriters will require all of our directors and officers and the selling stockholders to agree not to offer, sell, agree to sell, directly or indirectly or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock except for the shares of common stock offered in this offering without the prior written consent of Thomas Weisel Partners LLC for a period of 90 days after the date of this prospectus.

We have agreed that for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering, the shares of common stock issuable upon exercise of warrants or outstanding options on the date of this prospectus, and the shares of our common stock that are issued under the option plans or stock purchase plans existing as of the date of this prospectus.

Nasdaq National Market Listing

Our common stock is quoted on the Nasdaq National Market under the symbol “ISTA.”

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act during a period before the commencement of offers or sales of common stock and extending through completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short sales.    Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions.    The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids.    If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the Nasdaq National Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and/or other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. In particular, Thomas Weisel Partners LLC acted as an agent on our PIPE transaction completed in November 2002.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-UNITED

STATES HOLDERS

This is a general discussion of United States federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a beneficial holder that, for United States federal income tax purposes, is a nonresident alien individual (other than certain former citizens and residents of the United States subject to tax as expatriates), a foreign corporation, a foreign partnership or a foreign estate or trust (a “Non-United States Holder”). We have based this summary upon the Internal Revenue Code of 1986, as amended, and administrative interpretations as of the date of this prospectus. These authorities may change, possibly retroactively.

We do not discuss all aspects of United States federal income and estate taxation that may be important to you in light of your particular circumstances, such as special tax rules that apply if you are a financial institution, insurance company, broker-dealer, tax-exempt organization or investor holding our common stock as part of a “straddle” or other integrated investment. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. We urge you to consult your tax advisor about the United States federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Dividends

Dividends paid to a Non-United States Holder will generally be subject to withholding of United States federal income tax at the rate of 30% or such lower rate as may be provided by an applicable income tax treaty between the United States and the country of which the Non-United States Holder is a tax resident. If, however, the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, the dividend will be exempt from withholding

(subject to satisfaction of applicable certification procedures—Form W-8ECI) and will instead be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally (assuming, if required by an applicable tax treaty, the dividends are attributable to a permanent establishment maintained by such Non-United States Holder within the United States) and, for corporate Non-United States Holders and under some circumstances, the branch profits tax.

To obtain a reduced rate of withholding under a treaty on dividends we pay, if any, a Non-United States Holder generally will be required to provide an Internal Revenue Service Form W-8BEN certifying that Non-United States Holder’s entitlement to treaty benefits. Special rules apply in determining whether persons holding common stock through a fiscally transparent entity such as a partnership are eligible for treaty benefits. The application of these rules depends on a holder’s particular circumstances and therefore such persons are urged to consult their tax advisors regarding their eligibility for such benefits.

Gain on Disposition

A Non-United States Holder will generally not be subject to United States federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with the conduct of a trade or business in the United States by the Non-United States Holder or

•	in the case of a Non-United States Holder who is a nonresident alien individual and who holds our common stock as a capital asset, that holder is present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met.

Gain that is recognized by a Non-United States Holder in either of the foregoing situations will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally, and, for corporate Non-United States Holders and under some circumstances, the branch profits tax, but will not be subject to withholding. Non-United States Holders should consult any applicable income tax treaties that may provide for different rules.

United States Federal Estate Taxes

Our common stock that is owned by an individual who is not a citizen or resident of the United States, as specially defined for United States federal estate tax purposes, on the date of that person’s death will be included in his or her estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report annually to the United States Internal Revenue Service and to each Non-United States Holder the amount of dividends, if any, that we paid to a holder and the amount of tax that we withheld on such dividends. This information may also be made available to the tax authorities of a country in which the Non-United States Holder resides.

Other United States information reporting requirements and backup withholding tax will generally not apply to dividends that we pay, if any, on our common stock to a Non-United States Holder if it provides a Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that it is a Non- United States Holder) or otherwise establishes an exemption. Payments by a United States office of a broker of the proceeds of a sale of our common stock are subject to both backup withholding and information reporting, unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption.

Information reporting requirements, but not backup withholding, will also apply to payments of the proceeds from sales of our common stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder’s United States federal income tax liability, if the required information is furnished to the United States Internal Revenue Service.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock offered by this prospectus will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. Sidley Austin Brown & Wood LLP, will act as counsel for the underwriters.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2001 and 2002, and for each of the three years in the period ended December 31, 2002, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-2 with the Securities and Exchange Commission with respect to the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W. Washington, DC 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, except for information superseded by information in this prospectus. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we have completed our offering described in this prospectus:

1.    Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed March 7, 2003, our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002, filed April 30, 2003, our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002, filed May 14, 2003, and our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002, filed June 6, 2003;

2.    Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

3.    Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

4.    Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003;

5.    Our definitive Proxy Statement dated August 5, 2003, filed in connection with our 2003 Annual Meeting of Stockholders; and

6.    Our Current Report on Form 8-K, filed March 18, 2003 (regarding review of Vitrase® by the FDA Advisory Committee),

7.    Our Current Report on Form 8-K, filed April 9, 2003 (regarding issuance by the FDA of approvable letter for Vitrase®),

8.    Our Current Report on Form 8-K, filed April 9, 2003 (regarding filing of a Certificate of Correction of Restated Certificate of Incorporation),

9.    Our Current Report on Form 8-K, filed July 29, 2003, (attaching a press release announcing that the FDA had issued an approvable letter regarding Istalol™);

10.    Our Current Report on Form 8-K, filed October 9, 2003 (regarding the filing of our Registration Statement on Form S-2 (Registration No. 333-109576)); and

11.    Our Current Report on Form 8-K, filed on October 9, 2003 (attaching a press release announcing the FDA’s acceptance of the Vitrase® NDA for use as a spreading agent).

Any statement contained in a document that is incorporated by reference will be modified or superceded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superceded.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

Chief Financial Officer

ISTA Pharmaceuticals, Inc.

15279 Alton Parkway Suite 100

Irvine, CA 92618

(949) 788-6000

ISTA PHARMACEUTICALS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Ernst & Young LLP, Independent Auditors	F-2

Consolidated Balance Sheets as of December 31, 2002 and 2001	F-3

Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000 and the period from February 13, 1992 (inception) to December 31, 2002	F-4

Consolidated Statements of Stockholders’ Equity (Deficit) for the period from February 13, 1992 (inception) to December 31, 2002	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000 and the period from February 13, 1992 (inception) to December 31, 2002	F-7

Notes to Consolidated Financial Statements	F-8

Condensed Consolidated Balance Sheets—September 30, 2003 (unaudited) and December 31, 2002	F-23

Condensed Consolidated Statements of Operations (unaudited)—Three and Nine Month Periods Ended September 30, 2003 and 2002 and for the Period from February 13, 1992 (inception) through September 30, 2003

F-24

Condensed Consolidated Statements of Cash Flows (unaudited)—Nine Month Periods Ended September 30, 2003 and 2002 and for the Period from February 13, 1992 (inception) through September 30, 2003	F-25

Notes to Unaudited Condensed Consolidated Financial Statements	F-26

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of ISTA Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of ISTA Pharmaceuticals, Inc. (a development stage company) as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2002, and for the period from February 13, 1992 (inception) to December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ISTA Pharmaceuticals, Inc. (a development stage company) at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, and for the period from February 13, 1992 (inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

San Diego, California

February 14, 2003

ISTA PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,
	2002	2001
Assets
Current assets:
Cash and cash equivalents	$32,257	$12,348
Short-term investments	3,455	3,254
Other current assets	509	491

Total current assets	36,221	16,093
Property and equipment, net	879	819
Deposits and other assets	35	44

Total assets	$37,135	$16,956

Liabilities And Stockholders’ Equity
Current liabilities:
Accounts payable	$910	$891
Accrued compensation and related expenses	687	799
Accrued expenses—clinical trials	721	770
Other accrued expenses	857	1,554

Total current liabilities	3,175	4,014
Deferred rent	10	2
Deferred revenue	4,722	5,000
Commitments
Stockholders’ equity:
Common stock, $0.001 par value; 100,000,000 shares authorized at December 31, 2002 and 2001; 13,288,120 and 1,645,321 shares issued and outstanding at December 31, 2002 and 2001, respectively	13	2
Additional paid-in capital	153,022	111,040
Deferred compensation	(1,390)	(3,643)
Accumulated other comprehensive income	(23)	(22)
Deficit accumulated during the development stage	(122,394)	(99,437)

Total stockholders’ equity	29,228	7,940

Total liabilities and stockholders’ equity	$37,135	$16,956

See accompanying notes.

ISTA PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Years Ended December 31,			For the Period From February 13, 1992 (Inception) To December 31, 2002
	2002	2001	2000
Revenue	$278	$—	$—	$278

Costs and expenses:
Research and development	14,751	15,770	16,200	73,463
Selling, general and administrative	8,224	7,538	6,455	31,753

Total costs and expenses	22,975	23,308	22,655	105,216

Loss from operations	(22,697)	(23,308)	(22,655)	(104,938)
Interest income	213	826	848	2,627
Interest expense	(473)	(25)	(50)	(793)

Net loss	(22,957)	(22,507)	(21,857)	(103,104)
Deemed dividend for preferred stockholders	—	—	(19,245)	(19,245)

Net loss attributable to common stockholders	$(22,957)	$(22,507)	$(41,102)	$(122,349)

Net loss per common share, basic and diluted	$(7.53)	$(14.43)	$(60.13)

Shares used in computing net loss per common share, basic and diluted	3,048,679	1,559,388	683,558

See accompanying notes.

ISTA PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

PERIOD FROM FEBRUARY 13, 1992 (INCEPTION) TO DECEMBER 31, 2002

(in thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Preferred and Common Stock Subscribed Amount	Subscriptions Receivable	Deferred Compensation	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Issuance of Series A preferred stock at $1.00 per share for cash	295,000	$295	—	$—	$—	$—	$—	$—	$—	$—	$295
Issuance of common stock at $.32 to $.1.80 per share for cash	—	—	95,000	—	60	—	—	—	—	—	60
Issuance of common stock at $.376 per share for intellectual property	—	—	13,333	—	5	—	—	—	—	—	5
Net loss	—	—	—	—	—	—	—	—	—	(121)	(121)

Balance at December 31, 1992	295,000	295	108,333	—	65	—	—	—	—	(121)	239
Issuance of Series A preferred stock at $1.00 per share for cash	539,375	539	—	—	—	—	—	—	—	—	539
Net loss	—	—	—	—	—	—	—	—	—	(471)	(471)

Balance at December 31, 1993	834,375	834	108,333	—	65	—	—	—	—	(592)	307
Issuance of common stock at $2.10 per share for cash	—	—	13,333	—	27	—	—	—	—	—	27
Issuance of common stock at $2.10 per share for services	—	—	540	—	1	—	—	—	—	—	1
Net loss	—	—	—	—	—	—	—	—	—	(619)	(619)

Balance at December 31, 1994	834,375	834	122,206	—	93	—	—	—	—	(1,211)	(284)
Issuance of Series A preferred stock at $1.00 per share for cash	1,128,531	1,129	—	—	—	—	—	—	—	—	1,129
Issuance of Series B preferred stock at $2.75 per share for cash and in exchange for outstanding note payable, net of issuance costs of $15,548	1,955,555	5,362	—	—	—	—	—	—	—	—	5,362
Net loss	—	—	—	—	—	—	—	—	—	(887)	(887)

Balance at December 31, 1995	3,918,461	7,325	122,206	—	93	—	—	—	—	(2,098)	5,320
Issuance of common stock upon exercise of options	—	—	4,445	—	9	—	—	—	—	—	9
Net loss	—	—	—	—	—	—	—	—	—	(3,025)	(3,025)

Balance at December 31, 1996	3,918,461	7,325	126,651	—	102	—	—	—	—	(5,123)	2,304
Issuance of Series C preferred stock at $5.63 per share for cash, net of issuance costs of $66,735	947,295	5,267	—	—	—	—	—	—	—	—	5,267
Issuance of common stock upon exercise of options	—	—	5,186	—	11	—	—	—	—	—	11
Repurchase and retirement of Series A preferred stock	(11,153)	(11)	—	—	—	—	—	—	—	(45)	(56)
Net loss	—	—	—	—	—	—	—	—	—	(6,752)	(6,752)

Balance at December 31, 1997	4,854,603	12,581	131,837	—	113	—	—	—	—	(11,920)	774
Issuance of Series C preferred stock and warrants at $5.63 per share in exchange for conversion of bridge loans of $1,000,000 and cash, net of issuance costs of $43,676	844,166	4,709	—	—	—	—	—	—	—	—	4,709
Preferred and common stock subscribed	—	—	—	—	—	1,266	(1,266)	—	—	—	—
Issuance of common stock for exercisable options	—	—	2,192	—	6	—	—	—	—	—	6
Issuance of common stock at $7.60 per share for cash	—	—	9,388	—	71	—	—	—	—	—	71
Deferred compensation related to stock options	—	—	—	—	12	—	—	(12)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	11	—	—	11
Net loss	—	—	—	—	—	—	—	—	—	(9,624)	(9,624)

Balance at December 31, 1998	5,698,769	17,290	143,417	—	202	1,266	(1,266)	(1)	—	(21,544)	(4,053)
Issuance of Series C preferred stock and warrants at $5.63 per share in exchange for conversion of bridge loans and cash, net of issuance costs of $41,929	1,235,894	6,959	—	—	—	—	—	—	—	—	6,959
Issuance of preferred and common stock subscribed	221,551	1,247	2,464	—	19	(1,266)	1,266	—	—	—	1,266
Issuance of common stock for exercisable options	—	—	20,610	—	93	—	—	—	—	—	93
Issuance of common stock at $7.60 per share for cash	—	—	5,212	—	39	—	—	—	—	—	39
Deferred compensation related to stock options	—	—	—	—	3,538	—	—	(3,538)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	1,324	—	—	1,324
Net loss	—	—	—	—	—	—	—	—	—	(14,284)	(14,284)

Balance at December 31, 1999	7,156,214	25,496	171,703	—	3,891	—	—	(2,215)	—	(35,828)	(8,656)

ISTA PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

PERIOD FROM FEBRUARY 13, 1992 (INCEPTION) TO DECEMBER 31, 2002 (CONTINUED)

(in thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Preferred and Common Stock Subscribed Amount	Subscriptions Receivable	Deferred Compensation	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Issuance of Series C preferred stock at 11.70 per share for acquisition of Visionex	3,319,363	28,773	—	—	—	—	—	—	—	—	28,773
Issuance of Series D preferred stock at $5.63 per share	1,776,199	10,000	—	—	—	—	—	—	—	—	10,000
Issuance of common stock in conjunction with the initial public offering, net of issuance costs of $4,479	—	—	345,000	—	31,746	—	—	—	—	—	31,746
Conversion of Preferred Stock to common stock	(12,251,776)	(64,269)	878,367	2	64,267	—	—	—	—	—
Issuance of Common Stock from exercise of warrants	—	—	79,702	—	41	—	—	—	—	—	41
Issuance of common stock for options	—	—	67,066	—	362	—	—	—	—	—	362
Common stock issued for services	—	—	—	—	113	—	—	—	—	—	113
Deferred compensation related to stock options	—	—	—	—	3,535	—	—	(3,535)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	3,165	—	—	3,165
Deemed dividend for preferred stockholders	—	—	—	—	—	—	—	—	—	(19,245)	(19,245)
Net loss	—	—	—	—	—	—	—	—	—	(21,857)	(21,857)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(27)	—	(27)
Unrealized gain on investments	—	—	—	—	—	—	—	—	149	—	149
Comprehensive loss	—	—	—	—	—	—	—	—	—	—	(21,735)
Balance at December 31, 2000	—	—	1,541,838	2	103,955	—	—	(2,585)	122	(76,930)	24,564
Issuance of common stock for options	—	—	17,417	—	79	—	—	—	—	—	79
Common stock issued for cash	—	—	84,567	—	3,999	—	—	—	—	—	3,999
Common stock issued under ESPP	—	—	699	—	25	—	—	—	—	—	25
Common stock issuable under ESPP	—	—	800	—	22	—	—	—	—	—	22
Deferred compensation related to stock options	—	—	—	—	2,960	—	—	(2,960)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	1,902	—	—	1,902
Net loss	—	—	—	—	—	—	—	—	—	(22,507)	(22,507)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(14)	—	(14)
Unrealized loss on investments	—	—	—	—	—	—	—	—	(130)	—	(130)
Comprehensive loss	—	—	—	—	—	—	—	—	—	—	(22,651)

Balance at December 31, 2001	—	—	1,645,321	2	111,040	—	—	(3,643)	(22)	(99,437)	7,940
Issuance of common stock for options	—	—	32,008	—	121	—	—	—	—	—	121
Common stock issued under ESPP	—	—	3,531	—	26	—	—	—	—	—	26
Common stock issued for services	—	—	30,000	—	197	—	—	—	—	—	197
Issuance of common stock in conjunction with the private placement, net of issuance costs of $2,657	—	—	11,578,926	11	41,332	—	—	—	—	—	41,343
Repurchase of common stock	—	—	(1,666)	—	(13)	—	—	—	—	—	(13)
Deferred compensation related to stock options	—	—	—	—	(93)	—	—	93	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	2,160	—	—	2,160
Amortization of fair value of warrant discount	—	—	—	—	412	—	—	—	—	—	412
Net loss	—	—	—	—	—	—	—	—	—	(22,957)	(22,957)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	15	—	15
Unrealized loss on investments	—	—	—	—	—	—	—	—	(16)	—	(16)
Comprehensive loss	—	—	—	—	—	—	—	—	—	—	(22,958)

Balance at December 31, 2002	—	$—	13,288,120	$13	$153,022	$—	$—	$(1,390)	$(23)	$(122,394)	$29.228

ISTA PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended			For the Period From February 13, 1992 (Inception) To December 31, 2002
	2002	2001	2000
OPERATING ACTIVITIES
Net loss	$(22,957)	$(22,507)	$(21,857)	$(103,104)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of deferred compensation	2,160	1,902	3,165	8,571
Amortization of fair value of warrant discount and related accrued interest	467	—	—	467
Common stock issued for services	197	—	113	310
Forgiveness of note receivable	—	162	—	162
Depreciation and amortization	337	344	315	1,666
Changes in operating assets and liabilities:
Advanced payments—clinical trials and other current assets	(18)	611	(166)	(509)
Note receivable from officer	—	—	(10)	(162)
Accounts payable	20	285	(217)	911
Accrued compensation and related expenses	(112)	435	290	687
Accrued expenses—clinical trials and other accrued expenses	(746)	(136)	(2,406)	1,702
Deferred rent	8	(10)	(11)	10
Deferred income	(278)	5,000	—	4,722
License fee received from Visionex	—	—	—	5,000

Net cash used in operating activities	(20,922)	(13,914)	(20,784)	(79,567)
INVESTING ACTIVITIES
Purchases of marketable securities	(14,517)	(12,346)	(19,808)	(46,671)
Maturities of marketable securities	14,280	25,919	3,000	43,190
Purchase of equipment	(402)	(251)	(243)	(2,542)
Proceeds from refinancing under capital leases	—	—	—	827
Deposits and other assets	(9)	72	123	(53)
Cash acquired from Visionex transaction	—	—	4,403	4,403

Net cash (used in) provided by investing activities	(648)	13,394	(12,525)	(846)
FINANCING ACTIVITIES
Payments on obligation under capital leases	—	(15)	(250)	(827)
Proceeds from exercise of stock options	121	79	362	681
Proceeds from exercise of warrants	—	—	41	41
Proceeds from bridge loans with related parties	—	—	1,250	5,047
Payments on bridge loans with related parties	—	—	(1,750)	(3,755)
Proceeds from issuance of preferred stock	—	—	10,000	34,215
Repurchase of preferred stock	—	—	—	(56)
Proceeds from issuance of common stock and conversion of note payable, net of issuance costs	41,343	4,046	31,746	77,350

Net cash provided by financing activities	41,464	4,110	41,399	112,696
Effect of exchange rate changes on cash	15	(14)	(27)	(26)

Increase in cash and cash equivalents	19,909	3,576	8,063	32,257
Cash and cash equivalents at beginning of period	12,348	8,772	709	—

Cash and cash equivalents at end of period	$32,257	$12,348	$8,772	$32,257

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest	$6	$25	$30	$308

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Preferred stock issued in exchange for bridge loans with stockholders and accrued interest	$—	$—	$—	$2,357

Extinguishment of liability through acquisition of Visionex	$—	$—	$5,000	$5,000

Series C preferred stock issued for acquisition of Visionex	$—	$—	$28,773	$28,773

Conversion of preferred stock to common stock	$—	$—	$64,269	$64,269

See accompanying notes.

ISTA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

1.    Organization and Summary of Significant Accounting Policies

The Company

ISTA Pharmaceuticals, Inc. (“ISTA” or the “Company”) was incorporated in the state of California on February 13, 1992 to discover, develop and market new remedies for diseases and conditions of the eye. The Company reincorporated in Delaware on August 4, 2000.

ISTA is an emerging specialty pharmaceutical company focused on the development and commercialization of unique and uniquely improved products for serious diseases and conditions of the eye. Since the Company’s inception, it has devoted its resources primarily to fund research and development programs and late-stage product acquisitions. In December 2001, ISTA announced its strategic plan to transition from a development-stage organization to a specialty pharmaceutical company with a primary focus on ophthalmology.

On March 8, 2000, ISTA acquired all the outstanding shares of Visionex in a transaction accounted for as a purchase (see Note 9). The operations of Visionex are included in the consolidated financial statements since the date of acquisition. All intercompany accounts have been eliminated in consolidation.

Basis of Presentation

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of business. Since inception, the Company has been primarily engaged in research and development, and through December 31, 2002, the Company has incurred accumulated losses of $122.4 million, which includes the deemed dividend to preferred stockholders of $19.2 million (Note 9). The Company’s ability to transition from the development stage and ultimately, to attain profitable operations, is dependent upon obtaining sufficient working capital to complete the successful development of its products, FDA approval of its products, achieving market acceptance of such products and achievement of sufficient levels of revenue to support the Company’s cost structure. Management believes that the Company’s existing capital resources will enable the Company to fund operations for at least the next 12 months.

On November 11, 2002, the stockholders approved a 1-for-10 reverse stock split. The reverse stock split reduced the outstanding number of shares but not the par value of the Company’s common stock. The stated capital on the Company’s balance sheet attributable to the outstanding shares of common stock (which is determined by multiplying the par value by the number of shares outstanding) was reduced proportionately based on the reverse stock split ratio of 1-for-10. However, the additional paid-in capital account on the Company’s balance sheet was increased by the amount by which the stated capital was reduced, so that the aggregate amount of the Company’s stockholders’ equity is unchanged by the reverse stock split. The per share net loss and the per share net book value of the Company’s common stock is also increased because there are fewer shares of common stock outstanding. All historical common stock shares and per share data have been adjusted for the reverse stock split throughout these financial statements for all periods presented.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks, certificates of deposit and short-term investments with original maturities of three months or less when purchased. Cash and cash equivalents are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments.

ISTA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Short-term Investments

Investments with an original maturity of more than three months are considered short-term investments and have been classified by management as available-for-sale. Such investments are carried at fair value, with unrealized gains and losses included as a separate component of stockholders’ equity.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities are considered to be representative of their respective fair values because of the short-term nature of those instruments.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and short-term investments.

Property and Equipment

Property and equipment are recorded at cost. Equipment and furniture are depreciated using the straight-line method over their estimated useful lives (generally three to seven years) and leasehold improvements are amortized using the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter. Equipment acquired under capital leases is amortized over the estimated useful life of the assets. The Company has no capital leases for the year ended December 31, 2002.

Impairment of Long-lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the fair value to the carrying value. While the Company’s current and historical operating and cash flow losses are indicators of impairment, the Company believes the future cash flows to be received from the long-lived assets will exceed the assets’ carrying value, and accordingly, the Company has not recognized any impairment losses through December 31, 2002.

Research and Development Costs

Expenditures relating to research and development are expensed in the period incurred. The Company also expenses costs incurred to obtain and prosecute patents, as recoverability of such expenditures is not assured. Approximately $211,000, $204,000 and $344,000 of patent-related costs were included in research and development expense in 2002, 2001 and 2000, respectively. From February 13, 1992 (inception) through December 31, 2002 the Company expensed approximately $1,255,000 related to these costs.

Our research and development expenses to date have consisted primarily of costs associated with the clinical trials of our product candidates, compensation and other expenses for research and development personnel, costs for consultants and contract research, costs related to development of commercial scale manufacturing capabilities for our lead product candidate Vitrase® and in process research and development costs related to the acquisition of three late-stage development compounds.

ISTA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We generally classify and separate research and development expenditures into amounts related to preclinical research, clinical development and manufacturing development. We have not tracked our historical research and development costs by specific project, rather, we track costs by the type of cost incurred.

Stock-based Compensation

As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation”, the Company has elected to follow APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations in accounting for stock-based employee compensation. Under APB 25, if the exercise price of the Company’s employee and director stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant, no compensation expense is recognized.

When the exercise price of the employee or director stock options is less than the estimated fair value of the underlying stock on the grant date, the Company records deferred compensation for the difference and amortizes this amount to expense in accordance with FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans”, over the vesting period of the options.

Options or stock awards issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123 and EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction With Selling Goods or Services”, and recognized over the related service period. Deferred charges for options granted to non-employees are periodically re-measured as the options vest.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

We recognize revenue consistent with the provisions of the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin No. 101 (“SAB 101”), “Revenue Recognition”, which sets forth guidelines in the timing of revenue recognition based upon factors such as passage of title, installation, payments and customer acceptance. Amounts received for upfront product and technology license fees under multiple-element arrangements are deferred and recognized over the period of such services or performance if such arrangements require on-going services or performance. Non-refundable amounts received for milestone payments are recognized upon (i) the achievement of specified milestones when the Company has earned the milestone payment or, (ii) the milestone payment is substantive in nature and the achievement of the milestone was not reasonably assured at the inception of the agreement. The Company defers payments for milestone events which are reasonably assured and recognizes them ratably over the minimum remaining period of the Company’s performance obligations. Payments for milestones which are not reasonably assured are treated as the culmination of a separate earnings process and are recognized as revenue when the milestones are achieved. Royalty revenue will be recognized upon sale of the related products, provided the royalty amounts are fixed and determinable and collection of the related receivable is probable. Any amounts received prior to satisfying our revenue recognition criteria will be recorded as deferred revenue in the accompanying balance sheets.

ISTA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effect of New Accounting Standards

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144. Upon adoption in January 2002, SFAS No. 142 did not have a material effect on the financial position or results of operations of the Company.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which establishes one accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 supercedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board (“APB”) Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. Upon adoption in January 2002, SFAS No. 144 did not have a material effect on the financial position or results of operations of the Company.

In November 2002, the Emerging Issues Task Force (“EITF”) reached consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”, which addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus of EITF 00-21 will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. Additionally, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, “Accounting Changes.” Management is currently evaluating the effect that the adoption of EITF 00-21 will have on its results of operations and financial position.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation— Transition and Disclosure.” SFAS No. 148 is an amendment to SFAS No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also provides additional disclosures about the method of accounting for stock-based employee compensation. Amendments are effective for financial statements for the Company beginning January 1, 2003. The Company has currently chosen to not adopt the voluntary change to the fair value based method of accounting for stock-based employee compensation. If the Company should choose to adopt such a method, its implementation pursuant to SFAS No. 148 could have a material effect on the Company’s consolidated financial position and results of operations.

Net Loss Per Share

In accordance with SFAS No. 128, “Earnings Per Share”, and SEC Staff Accounting Bulletin No. 98, basic net income (loss) per common share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period.

ISTA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has excluded all preferred stock, outstanding options and warrants, and shares subject to repurchase from the calculation of diluted loss per common share because all such securities are anti-dilutive for all periods presented. The total number of shares excluded from the calculation of diluted net loss per share, prior to application of the treasury stock method for options and warrants, was 2,071,864, 355,664 and 224,121 for the years ended December 31, 2002, 2001 and 2000, respectively.

Segment Reporting

The Company currently operates in only one segment.

Comprehensive Income

The Company has adopted the provisions of SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. Net loss and other comprehensive loss, including foreign currency translation adjustment and unrealized gains and losses on investments shall be reported, net of their related tax effect, to arrive at comprehensive loss.

As of December 31, 2002, accumulated foreign currency translation adjustment and accumulated unrealized gain on investments were ($27,000) and $4,000, respectively.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

2.    Balance Sheet Details

Property and Equipment

Equipment and leasehold improvements and related accumulated depreciation and amortization are as follows (in thousands):

	December 31,
	2002	2001
Property and equipment:
Equipment	$1,561	$1,314
Furniture and fixtures	452	366
Leasehold improvements	308	279

	2,321	1,959
Less accumulated depreciation and amortization	(1,442)	(1,140)

	$879	$819

Total depreciation and amortization expense amounted to $337,000, $344,000 and $315,000 and $1,666,000 for the years ended December 31, 2002, 2001 and 2000 and for the period from February 13, 1992 (inception) to December 31, 2002, respectively.

ISTA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accrued Expenses

Other accrued expenses consist of the following (in thousands):

	December 31,
	2002	2001
Accrued general expenses	$618	$996
Accrued contract manufacturing expenses	216	397
Accrued state tax payable	23	30
Accrued insurance premiums	—	131

	$857	$1,554

3.    Short-Term Investments

At December 31, 2002 and 2001, short-term investments in marketable securities were classified as available-for-sale as follows (in thousands):

	Gross Amortized Costs	Net Unrealized Gains	Estimated Fair Value
Short-term investments:
Corporate debt securities	$3,235	$19	$3,254

Balance at December 31, 2001	$3,235	$19	$3,254

U.S. Government & agencies	$3,451	$4	$3,455

Balance at December 31, 2002	$3,451	$4	$3,455

The contractual maturities of all short-term investments classified as available-for-sale as of December 31, 2002 and 2001 are all within one year.

Realized gains and losses were immaterial to the Company’s financial results for the years ended December 31, 2002 and 2001. Gross unrealized gains were $7,000, $20,000 and $157,000 and $184,000 for December 31, 2002, 2001 and 2000 and for the period from February 13, 1992 (inception) to December 31, 2002, respectively. Gross unrealized losses were $23,000, $1,000 and $8,000 and $32,000 for the years ended December 31, 2002, 2001 and 2000 and for the period from February 13, 1992 (inception) to December 31, 2002, respectively.

4.    Related Party Transactions

A former executive of the Company is also a stockholder of a supplier with which the Company entered into an agreement in 1996 whereby the supplier provided certain manufacturing services to the Company. The agreement with the supplier was terminated in December 2001. For the years ended December 31, 2002, 2001 and 2000 and the period from February 13, 1992 (inception) to December 31, 2002, the Company purchased, $0, $0, $288,000 and $715,000, respectively, in services from the supplier.

In 1997, the Company provided an unsecured loan to an officer in the amount of $126,000. In 2001, the principal amount of the loan plus all accrued interest was forgiven and recorded as an operating expense upon the resignation of the officer.

ISTA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the years ended December 31, 2002, 2001 and 2000 and the period from February 13, 1992 (inception) to December 31, 2002, the Company made total payments of approximately $6,000, $7,000 and $41,000 and $189,000, respectively, to a management company owned by a stockholder of the Company for reimbursement of services performed on behalf of the Company.

5.    Stockholders’ Equity

Common and Preferred Stock

During 2000, the Company issued 3,319,363 shares of Series C preferred stock at $11.70 per share to acquire all the outstanding capital stock of Visionex, which was convertible into 245,879 shares of common stock (see Note 9).

Also during 2000, the Company issued 1,776,199 shares of Series D preferred stock at $5.63 per share to Allergan for proceeds of $10.0 million (see Note 10).

On August 25, 2000, the Company closed on its initial public offering with the sale of 300,000 shares of common stock. On September 12, 2000, the underwriters of the Company’s initial public offering exercised their over allotment to purchase an additional 45,000 shares. The net proceeds from the initial public offering totaled $31.7 million. The Series A, B and C preferred stock converted on a one to 7.4 basis into 775,961 shares of common stock and the Series D preferred stock converted into 102,406 shares of common stock.

On December 13, 2001, the Company sold, in a private placement, 84,567 shares of common stock to Otsuka Pharmaceuticals, Co. Ltd. for $4.0 million (see Note 11).

On November 19, 2002, the Company sold, in a private placement, 10,526,306 shares of common stock to certain investors for $40.0 million. Additionally, $4.0 million of promissory notes were converted to 1,052,620 shares of common stock to several of the same investors.

At December 31, 2002 and 2001 the Company had 5,000,000 shares of preferred stock authorized at a $.001 par value and no shares were issued and outstanding.

Preferred and Common Stock Subscribed

Preferred and common stock subscribed at December 31, 1998, reflected 221,551 and 2,464 shares of the Company’s Series C preferred and common stock, respectively, subscribed by certain stockholders in December 1998 at a per share price of $5.63 and $7.60, respectively. A corresponding subscription receivable was included in stockholders’ equity as of December 31, 1998. In January 1999, the Company completed the subscribed transaction, and all preferred and common stock subscription amounts were received and all preferred and common stock and common stock warrants subject to the subscriptions were issued. The common stock warrants were not separately valued; therefore the entire proceeds from the transaction were included in preferred stock in the accompanying balance sheet.

Common Stock Warrants

In connection with the Series C preferred stock financing completed during 1998 and 1999, the Company also sold to the investors warrants to purchase 85,472 shares of common stock, which were bundled with the preferred stock as a combined unit. Each of the combined units consists of 10 shares of preferred stock and five warrants to purchase .01 shares of common stock at $0.76 per share. The warrants expire upon the earlier of five years from the date of issuance or the closing of an initial public

ISTA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

offering. The warrants also provide the holder with the option to receive common shares equal to the intrinsic value of the warrant at the time of warrant exercise (a “cashless exercise”). As the warrants were sold with the stock in a combined unit, the warrants were not separately valued and the proceeds from the financing were not allocated between Series C Preferred Stock and common stock. Accordingly, the entire proceeds from the financing are included in preferred stock in the accompanying balance sheet. In connection with the Company’s initial public offering in August 2000, all of the warrants were exercised for the purchase of shares of common stock. A total of 80,150 warrants were used to purchase 74,379 shares of common stock in a cashless exercise and 5,323 warrants were used to purchase 5,323 shares of common stock in a cash exercise.

In November 2002, the Company consummated a private placement of $40.0 million of its common stock and warrants exercisable for an additional $6.0 million of common stock to certain investors with a purchase price of $3.80 per share. In addition, $4.0 million of promissory notes previously issued to several of the same investors in the Company’s September 2002 bridge financing were converted into 1,052,620 shares of the Company’s common stock, based upon the conversion price of $3.80 per share, concurrently with the consummation of the private placement.

The warrants were accounted for under EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, and APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, which require the warrants to be recorded at their fair value as a discount on the underlying note. The fair value of the warrants was determined to be $412,000 under SFAS No. 123, “Accounting for Stock-Based Compensation”, using the Black-Scholes Valuation Model. The warrants were valued using the following assumptions: risk-free interest rate of 3%; dividend yield of 0%; expected volatility of 73%; and a term of five years. The value of the warrants was amortized as interest expense over the period of time the promissory notes were outstanding in 2002.

Employee Stock Purchase Plan

In April 2000, the Company’s Board of Directors adopted the Employee Stock Purchase Plan (the “Stock Purchase Plan”), which initially provides for the issuance of a maximum of 20,000 shares of common stock.

Eligible employees can have up to 15% of their earnings withheld, subject to certain maximums, to be used to purchase shares of the Company’s common stock every January and July. The price of the common stock purchased under the Stock Purchase Plan will be equal to 85% of the lower of the fair value of the common stock on the commencement date of the offering period or the specified purchase date. As of December 31, 2002, 4,331 shares had been issued to participants, with an additional 2,897 shares issuable at year end.

The Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the plan on the first day of each year, beginning in 2001, equal to the lesser of 20,000 shares, 1.5% of the outstanding shares of common stock on the first day of the year, or a lesser amount as the Board of Directors may determine. As of January 1, 2003, the number of shares available for issuance increases to 200,000 shares, 1.5% of the outstanding shares of common stock on the first day of the year, or a lesser amount as the Board of Directors may determine.

ISTA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Compensation Plan

The Company had reserved 53,618 shares of common stock under the 1993 Stock Plan (the “Plan”) for issuance to eligible employees, officers, directors and consultants. The Plan provided for the grant of incentive and nonstatutory stock options. Terms of the stock option agreements, including vesting requirements, were determined by the Board of Directors, subject to the provisions of the Plan. Options granted by the Company vest ratably over four years and are exercisable from the date of grant for a period of ten years. The option price equaled the estimated fair value of the common stock as determined by the Board of Directors on the date of the grant. Upon completion of the Company’s initial public offering in August 2000, the 1993 Stock Plan was terminated. No further option grants will be made under this Plan, and any shares reserved but not yet issued and cancellations under the 1993 Stock Plan will be made available for grant under the 2000 Stock Plan.

In 2000, the Company’s stockholders approved the 2000 Stock Plan that became effective upon the completion of the Company’s initial public offering in August 2000. The 2000 Stock Plan provides for the grant of incentive stock options to employees and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants. A total of 20,000 shares of common stock were initially reserved for issuance under the 2000 Stock Plan. The 2000 Stock Plan provides for annual increases in the number of shares available for issuance under the plan on the first day of each year, beginning in 2000, equal to the lesser of 20,000 shares, 1.5% of the outstanding shares of common stock on the first day of the year, or a lesser amount as the Board of Directors may determine. As of January 1, 2003, the number of shares available for issuance increases to 200,000 shares, 1.5% of the outstanding shares of common stock on the first day of the year, or a lesser amount as the Board of Directors may determine. At the Special Shareholder Meeting on November 11, 2002, the shareholders approved an increase of 2,500,000 options available for issuance under the 2000 Stock Plan.

As of December 31, 2002, a total of 827,417 shares of common stock were reserved for issuance under the 2000 Stock Plan.

In December 2001, the Board of Directors granted our new Chief Executive Officer and President a stand-alone option agreement to purchase 100,461 shares of common stock of the Company for a purchase price of $20.00 per share.

In June 2002, the Board of Directors granted our new Vice President, Sales & Marketing a stand-alone option agreement to purchase 30,000 shares of common stock of the Company for a purchase price of $8.50.

In August 2002, the Board of Directors granted our new Vice President, Operations a stand-alone option agreement to purchase 15,000 shares of common stock of the Company for a purchase price of $6.90.

ISTA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the Company’s stock option activity and related information follows:

	Shares	Price Per Share	Weighted-Average Exercise Price
Outstanding at December 31, 1999	248,080	$2.03 – $ 7.56	$5.88
Granted	68,722	$7.56 – $104.00	$40.54
Exercised	(65,914)	$7.56 – $104.00	$5.60
Canceled	(27,269)	$3.78 – $ 7.56	$7.53

Outstanding at December 31, 2000	223,619	$2.03 – $104.00	$16.92
Granted	174,275	$19.00 – $ 51.25	$26.28
Exercised	(17,417)	$2.03 – $ 7.56	$5.09
Canceled	(25,314)	$7.56 – $104.00	$68.15

Outstanding at December 31, 2001	355,163	$2.03 – $104.00	$17.35
Granted	1,773,670	$3.49 – $ 16.10	$3.80
Exercised	(32,008)	$2.03 – $ 7.56	$3.74
Canceled	(24,961)	$7.56 – $104.00	$42.61

Outstanding at December 31, 2002	2,071,864	$2.03 – $ 51.25	$5.66

The following table summarizes information about options outstanding at December 31, 2002:

Range of Exercise Price	Number Outstanding	Options Outstanding		Options Exercisable
		Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable and Vested	Weighted Average Exercise Price
$2.03 – $51.25	2,071,864	7.96	$5.66	318,024	$9.23

As required under SFAS No. 123, “Accounting for Stock-Based Compensation”, and SFAS No. 148, “Accounting for Stock-Based Compensation Transition and Disclosure”, the pro forma effects of stock-based compensation on net loss have been estimated at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 is an amendment to SFAS No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also provides additional disclosures about the method of accounting for stock-based employee compensation. Amendments are effective for financial statements for the Company beginning January 1, 2003. The Company has currently chosen to not adopt the voluntary change to the fair value based method of accounting for stock-based employee compensation. If the Company should choose to adopt such a method, its implementation pursuant to SFAS No. 148 could have a material effect on the Company’s consolidated financial position and results of operations.

ISTA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of these options was estimated at the date of grant using the minimum value pricing model for grants prior to the initial public offering and the Black Scholes method for grants after the initial public offering with the following weighted average assumptions for 2002, 2001 and 2000: risk-free interest rate of 3.0%, 5.1% and 5.75%, respectively, zero dividend yield, volatility of 73% in 2002 and 2001 and 72% in 2000; and a weighted-average life of the option of five years. The estimated weighted average fair value of stock options granted during 2002, 2001 and 2000 was $3.15, $23.10 and $52.50, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the related options. The Company’s pro forma information follows (in thousands except per share data):

	Years Ended December 31,
	2002	2001	2000
Net loss attributable to common stockholders, as reported	$(22,957)	$(22,507)	$(41,102)
Pro forma net loss	$(23,675)	$(24,389)	$(41,920)
Net loss per share, basic and diluted, as reported	$(7.53)	$(14.43)	$(60.13)
Pro forma net loss per share, basic and diluted	$(7.77)	$(15.60)	$(61.30)

Shares Reserved for Future Issuance

The following shares of common stock are reserved for future issuance at December 31, 2002:

Stock plans:
Options granted and outstanding	2,071,864
Reserved for future option grants	827,417

2,899,281
Stock purchase plan:
Reserved for future issuance	55,669

2,954,950

Deferred Compensation

During the years ended December 31, 2002, 2001 and 2000 in connection with the grant of various stock options to employees, the Company recorded deferred stock compensation totaling $93,000, $2,960,000 and $3,535,000, respectively, representing the difference between the exercise price and the estimated market value of the Company’s common stock as determined by the Company’s management on the date such stock options were granted. Deferred compensation is included as a reduction of stockholders’ equity and is being amortized to expense over the vesting period of the options in accordance with FASB Interpretation No. 28, which permits an accelerated amortization methodology. During the years ended December 31, 2002, 2001 and 2000, the Company recorded amortization of deferred compensation expense of $2,160,000, $1,902,000 and $3,165,000, respectively. As of December 31, 2002, total charges to be recognized in future periods from amortization of deferred stock compensation are anticipated to be approximately $920,000, $374,000 and $96,000 for the years ending December 31, 2003, 2004 and 2005, respectively.

In August 2001, the Company offered certain employees an opportunity to exchange certain of their existing stock options. These options are required to be accounted for as variable stock options in accordance with FIN 44. Variable stock options can result in significant increases and decreases in compensation expense subject to the variability of the Company’s stock price. There was no material impact on the financial statements in 2002 or 2001 as a result of the variable stock options.

ISTA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Commitments and Contingencies

Clinical Trial Agreements

During 1998 and 1999, the Company entered into several agreements with contract research organizations to perform Phase III clinical trials in various countries. Upon early termination, the Company is subject to a termination fee of approximately $200,000 as defined in the agreements. The Company presently has no intention of terminating the agreements. As of December 31, 2002, the Company had approximately $3.4 million of future obligations relating to services to be provided under these agreements.

Lease Commitments

The Company leases its corporate and laboratory facilities and certain equipment under various operating leases. As of December 31, 2002, the Company has made approximately $31,000 in cash deposits related to operating leases. Provisions of the facilities lease provide for abatement of rent during certain periods and escalating rent payments during the term. For financial reporting purposes, rent expense is recognized on a straight-line basis over the term of the lease. Accordingly, rent expense recognized in excess of rent paid is reflected as deferred rent. Additionally, the Company is required to pay taxes, insurance and maintenance expenses related to the building. Rent expense on the facilities and equipment during 2002, 2001 and 2000 and the period from February 13, 1992 (inception) to December 31, 2002 was $452,000, $313,000 and $518,000 and $2,277,000, respectively.

Future annual minimum payments under operating leases as of December 31, 2002 are as follows (in thousands):

Years Ending December 31:
2003	$360
2004	328
2005	81
2006	11

$780

Purchase Commitments

The Company entered into a long-term supply agreement with a manufacturer of hyaluronidase in the United Kingdom (“UK”). The supply agreement provides for the UK manufacturer to supply, and the Company to purchase, certain minimum levels of ovine hyaluronidase. At December 31, 2002, the approximate future purchase commitment under the supply agreement is $914,000 for 2003.

7.    Income Taxes

At December 31, 2002, the Company had federal and California income tax net operating loss carryforwards of approximately $72,573,000 and $67,939,000, respectively.

The federal tax loss carryforwards will begin to expire in 2008, unless previously utilized. The California tax loss carryforwards will begin to expire in 2005, unless previously utilized. The Company also has federal and California research tax credit carryforwards of approximately $3,688,000 and $2,157,000, respectively. The federal research tax credit will begin to expire in 2010, unless previously utilized.

ISTA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pursuant to Sections 382 and 383 of the Internal Revenue Code (“IRC”), annual use of the Company’s tax loss and credit carryforwards may be limited because of cumulative changes in ownership of more than 50% that have occurred. During 2002, a change in ownership as described in IRC Section 382, did occur and will limit the ability of the Company to utilize the net operating losses and tax credit carryforwards in the future.

Significant components of the Company’s deferred tax assets are shown below. A valuation allowance of $40,040,000 has been established to offset the deferred tax assets, as realization of such assets is uncertain.

	December 31,
	2002	2001
Deferred tax asset:
Net operating loss carryforwards	$29,307,000	$20,829,000
Research and development credits	5,091,000	4,383,000
Capitalized research and development	3,469,000	3,332,000
Deferred revenue	1,924,000	2,037,000
Other, net	249,000	306,000

Total deferred tax asset	40,040,000	30,887,000
Valuation allowance for deferred tax assets	(40,040,000)	(30,887,000)

	$—	$—

A portion of the deferred tax assets related to net operating loss carryforwards as of December 31, 2002 include amounts related to stock option activity for which subsequent recognizable tax benefits, if any, will be credited to stockholders’ equity.

8.    Employee Benefit Plan

The Company has a 401(k) Savings Plan covering substantially all employees that have been employed for at least three months and meet certain age requirements. Employees may contribute up to 15% of their compensation per year (subject to a maximum limit by federal tax law). The Company does not provide matching contributions to the 401(k) Savings Plan.

9.    Visionex Agreements and Acquisition

Visionex was established in 1997, under the laws of Singapore, to engage in clinical, regulatory and marketing activities. During 1997, Visionex obtained from us the exclusive rights to register, import, market, sell and distribute Vitrase® and a product called Keraform® in East Asian markets, excluding Japan and Korea, for which Visionex paid us $5.0 million. Prior to our acquisition of Visionex (discussed below), investors who owned 66% of ISTA shares controlled 100% of Visionex shares.

On March 8, 2000, we acquired Visionex by entering into an agreement with Visionex shareholders whereby we issued 3,319,363 shares of our Series C preferred stock, convertible into 245,879 shares of our common stock, to acquire all of the outstanding capital stock of Visionex. We assigned a fair value of $11.70 per share to the 3,319,363 shares of Series C preferred stock issued to effect the acquisition, at which time we recorded a deemed dividend of $19.2 million to recognize the excess of the value of the shares issued over the net assets acquired.

ISTA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under Singapore tax law, Visionex was subject to a 15% withholding tax on a $5.0 million license that it paid to us in connection with a license to market, sell and distribute Vitrase® and our other corneaplasty products in certain countries in Southeast Asia. This withholding tax was waived by the Economic Development Board, or EDB, of Singapore subject to various conditions, including a commitment that Visionex would implement a proposed project to expand its business activities in Singapore to the benefit of the local economy. We substantially wound down Visionex operations in July 2002, and the proposed project was never implemented. Based upon a letter we recently received from the EDB and our assessment of our obligations with the EDB, management does not believe that we will be required to pay any withholding tax or related obligations in connection with the license fee. However, if we are required to pay this withholding tax, we do not believe such payment would have a material adverse effect on the Company’s business.

The Company’s consolidated financial statements for 2002 and 2001 include the operations of Visionex since the date of acquisition.

10.    Allergan Agreement

In March 2000, the Company entered into a license agreement with Allergan, under which Allergan will be responsible for the marketing, sale and distribution of Vitrase® in the United States and all international markets, except Mexico (until April 2004) and Japan. Under a related supply agreement, the Company will supply all of Allergan’s requirements of Vitrase® at a fixed price per unit subject to certain future adjustments. The term of the license is ten full years after the date of the first commercial sale. Profits on the sale of Vitrase® in the United States will be shared equally between Allergan and the Company. The Company is responsible for all costs of product development, preclinical studies and clinical trials of Vitrase® and may receive up to $35.0 million in payments from Allergan upon the achievement of specified regulatory and development objectives.

The Company also issued 1,776,199 shares of Series D preferred stock to Allergan at $5.63 per share for proceeds of approximately $10.0 million. These shares were converted into 102,407 shares of common stock upon completion of the Company’s initial public offering.

11.    Otsuka Agreement

In December 2001, the Company entered into a license agreement with Otsuka Pharmaceuticals, Co. Ltd., under which Otsuka will be responsible for the marketing, sale and distribution of Vitrase® in Japan. Under a related supply agreement, the Company will supply all of Otsuka’s requirements of Vitrase® at a fixed price per unit subject to certain future adjustments. The term of the license is the later of fifteen years from the date of first commercial sale of Vitrase® in Japan or the expiration of the last valid claim of the licensed patents. Currently, no patents for Vitrase® have been issued in Japan.

The Company is responsible for all costs related to manufacturing, while Otsuka is responsible for preclinical studies, clinical trials and regulatory approval of Vitrase® in Japan. In December 2001, the Company received an initial license payment of $5.0 million and may receive an additional license payment upon regulatory approval of Vitrase® in Japan. Due to the Company’s continuing involvement with Otsuka under the license agreement and related supply agreement, the $5.0 million license fee was recorded as deferred revenue as of December 31, 2001 and is being amortized over the estimated life of the license agreement of 18 years.

ISTA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    AcSentient Agreement

In May 2002, the Company acquired substantially all the assets of AcSentient, Inc. The assets include United States marketing rights for a new formulation of timolol, which the Company has named ISTALOL™, a beta-blocking agent for treating glaucoma. AcSentient previously acquired rights to this compound from Senju. The assets acquired from AcSentient also included United States product rights to bromfenac, a topical non-steroidal anti-inflammatory compound for the treatment ocular inflammation, and worldwide marketing rights for Caprogel®, a novel compound for the treatment of hyphema. AcSentient previously acquired the rights to these two compounds from Senju and the Eastern Virginia Medical School, respectively.

The Company acquired the rights to these three compounds in exchange for $290,000 and 10,000 shares of the Company’s common stock valued at $99,000 ($9.90 per share). Additionally, the Company assumed the liabilities of two milestone payments to Senju ($750,000 and $500,000), a milestone payment to the Eastern Virginia Medical School ($65,000), legal expenses associated with the acquisition ($20,000) and a patent application fee for Caprogel® ($4,500). As of the date these compounds were acquired, they had not achieved feasibility and there is no significant alternative future use should the Company’s development efforts prove unsuccessful. Accordingly, the Company recorded an acquired in-process research and development charge of $1,728,500 in May 2002 related to the purchase of these compounds.

The NDA for ISTALOL™ was submitted by Senju to the FDA in September 2002. The NDA included data from pre-clinical studies conducted in Japan, combined with data from a Phase I clinical study conducted in the United States and a multi-center Phase III clinical study recently completed in the United States. The Company is currently initiating a Phase III study of bromfenac in the United States. Assuming successful completion of our clinical studies, the Company anticipates submitting an NDA for bromfenac in early 2004. The Company is currently conducting feasibility studies for the commercialization of Caprogel®. Once completed, and if these studies yield promising results, the Company intends to pursue further clinical development of Caprogel® consistent with such studies’ results. However, the timing and scope for our development of Caprogel® may change based on our assessment, from time to time, of this product candidate’s market potential, other product opportunities and our corporate priorities.

The Company also issued 84,567 shares of common stock to Otsuka Pharmaceuticals, Co. Ltd. at $47.30 per share in a private placement for net proceeds of approximately $4.0 million.

13.    Geographic Information

During 2002, the Company purchased certain laboratory and production equipment for use in the UK. In years past, the Company also purchased certain laboratory and production equipment in Mexico. Laboratory and production equipment located in these countries totaled $632,000, $443,000 and $180,000 at December 31, 2002, 2001 and 2000, respectively.

The Company also has certain obligations denoted in foreign currency relating to clinical trials in Mexico, the UK, Poland, Germany, and the Netherlands. At December 31, 2002, 2001 and 2000 these obligations totaled $33,000, $61,000 and $24,000, respectively.

14.    Shareholder Rights Plan

During January 2002, the Company adopted a Shareholder Rights Plan, whereby the Company issued a dividend of one right for each share of common stock of the Company held by stockholders of record as of the close of business on January 25, 2002. The plan was designed to contribute to the preservation of the Company’s long-term value for its stockholders and assure the stockholders’ fair value in the event of a future unsolicited business combination or similar transaction involving the Company.

ISTA PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	September 30, 2003	December 31, 2002
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$9,673	$32,257
Short-term investments	9,628	3,455
Other current assets	647	509

Total current assets	19,948	36,221
Property and equipment, net	710	879
Deposits and other assets	35	35

Total Assets	$20,693	$37,135

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,180	$910
Accrued compensation and related expenses	144	687
Accrued expenses — clinical trials	411	721
Other accrued expenses	685	857

Total current liabilities	3,420	3,175
Deferred rent	11	10
Deferred revenue	4,514	4,722
Stockholders’ equity:
Common stock, $.001 par value; 100,000,000 shares authorized at September 30, 2003 and December 31, 2002; 13,331,888 and 13,288,120 shares issued and outstanding at September 30, 2003 and December 31, 2002, respectively	13	13
Additional paid in capital	153,200	153,022
Deferred compensation	(625)	(1,390)
Accumulated other comprehensive income	(24)	(23)
Deficit accumulated during the development stage	(139,816)	(122,394)

Total stockholders’ equity	12,748	29,228

Total Liabilities and Stockholders’ Equity	$20,693	$37,135

Note: The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

ISTA PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,		For the Period From February 13, 1992 (Inception) Through September 30, 2003
	2003	2002	2003	2002
Revenue	$69	$68	$208	$208	$486
Operating expenses:
Research and development	4,403	3,872	11,753	11,264	85,216
Selling, general and administrative	1,794	1,736	6,146	5,902	37,899

Total operating expenses	6,197	5,608	17,899	17,166	123,115

Loss from operations	(6,128)	(5,540)	(17,691)	(16,958)	(122,629)
Interest income	66	14	275	144	2,902
Interest expense	—	(55)	(6)	(55)	(799)

Net loss	(6,062)	(5,581)	(17,422)	(16,869)	(120,526)
Deemed dividend for preferred stockholders	—	—	—	—	(19,245)

Net loss attributable to common stockholders	$(6,062)	$(5,581)	$(17,422)	$(16,869)	$(139,771)

Net loss per common share, basic and diluted	$(0.46)	$(3.30)	$(1.31)	$(10.05)

Shares used in computing net loss per common share, basic and diluted	13,322	1,689	13,304	1,678

ISTA PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, unaudited)

	Nine Months Ended September 30,		For the Period From February 13, 1992 (Inception) Through September 30, 2003
	2003	2002
Operating Activities
Net loss	$(17,422)	$(16,869)	$(120,526)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of deferred compensation	765	1,772	9,336
Amortization of fair value of warrant discount and related accrued interest	(9)	53	458
Common stock issued for services	—	99	310
Forgiveness of note receivable	—	—	162
Depreciation and amortization	257	252	1,923
Deferred rent	1	3	11
Deferred income	(208)	(210)	4,514
Changes in operating assets and liabilities:
Advanced payments—clinical trials and other current assets	(138)	5	(647)
Note receivable from officer	—	—	(162)
Accounts payable	1,270	1,001	2,181
Accrued compensation and related expenses	(543)	(657)	144
Accrued expenses—clinical trials and other accrued expenses	(482)	(696)	1,220
License fee received from Visionex	—	—	5,000

Net cash used in operating activities	(16,509)	(15,247)	(96,076)
Investing Activities
Purchase of marketable investment securities	(10,983)	(11,026)	(57,654)
Sale of marketable investment securities	4,822	14,270	48,012
Purchase of equipment	(88)	(323)	(2,630)
Deposits and other assets	—	—	(53)
Proceeds from refinancing under capital leases	—	—	827
Cash acquired from Visionex transaction	—	—	4,403

Net cash used in investing activities	(6,249)	2,921	(7,095)
Financing Activities
Payments on obligation under capital lease	—	—	(827)
Proceeds from exercise of stock options	172	119	853
Proceeds from exercise of warrants	—	—	41
Proceeds from bridge loans with related parties	—	4,000	5,047
Payments on bridge loans with related parties	—	—	(3,755)
Proceeds from issuance of preferred stock	—	—	34,215
Repurchase of preferred stock	—	—	(56)
Proceeds from issuance of common stock	—	—	77,350

Net cash provided by financing activities	172	4,119	112,868
Effect of exchange rate changes on cash	2	4	(24)

(Decrease) Increase in Cash and Cash Equivalents	(22,584)	(8,203)	9,673
Cash and cash equivalents at beginning of period	32,257	12,348	—

Cash and Cash Equivalents At End of Period	$9,673	$4,145	$9,673

ISTA PHARMACEUTICALS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003

1.    The Company

ISTA Pharmaceuticals, Inc. (“ISTA” or the “Company”) was incorporated in the state of California on February 13, 1992 to discover, develop and market new remedies for diseases and conditions of the eye. The Company reincorporated in Delaware on August 4, 2000.

ISTA is an emerging specialty pharmaceutical company focused on the development and commercialization of unique and uniquely improved products for serious diseases and conditions of the eye. Since the Company’s inception, it has devoted its resources primarily to fund research and development programs and late-stage product acquisitions. In December 2001, ISTA announced its strategic plan to transition from a development-stage organization to a specialty pharmaceutical company with a primary focus on ophthalmology.

Although currently the Company has no approved products, ISTA has several product candidates in late-stage clinical development, and ISTA has filed three New Drug Applications (“NDA”) within the last twelve months. With respect to two of these NDAs, ISTA expects to receive approval from the U.S. Food and Drug Administration (FDA”) during late 2003 or early 2004 of Vitrase® for use as a spreading agent to facilitate the dispersion and absorption of other drugs and Istalol™ for the treatment of glaucoma. There can be no assurances that either Vitrase® or Istalol™ will receive FDA approval in the expected time frame, or at all. Even if ISTA receives FDA approval of the Vitrase® NDA for use as a spreading agent, the launch of the product may require FDA approval of supplemental filings related to product packaging and labeling and, in certain circumstances, the approval of Allergan, Inc. Nevertheless, ISTA is currently undertaking significant preparations for expansion of its marketing and manufacturing capabilities in the event such approvals are obtained. ISTA is also currently conducting a Phase III clinical study of Xibrom™ for the treatment of ocular inflammation and a feasibility study of Caprogel® for the treatment of hyphema.

As of September 30, 2003, the Company had approximately $19.3 million in cash and short-term investments. The Company incurred a net loss of $17.4 million for the nine months ended September 30, 2003 and had an accumulated deficit of $139.8 million at September 30, 2003. The ability of the Company to continue as a going concern is dependent upon its ability to obtain additional capital and achieve profitable operations. The Company’s ability to transition from the development stage and ultimately, to attain profitable operations, is dependent upon obtaining sufficient working capital to complete the successful development of its products, approval by the FDA of its products, achieving market acceptance of such products and achievement of sufficient levels of revenue to support the Company’s cost structure. In October 2003, we filed a Registration Statement on Form S-2 (Registration No. 333-109576) with the Securities and Exchange Commission (“SEC”) with respect to a public offering of up to 4,500,000 shares of our common stock. Of these shares, up to 500,000 previously issued shares of our common stock will be sold by certain selling stockholders. Pursuant to the Registration Statement, we are also seeking to register 675,000 shares of our common stock to cover an over-allotment option granted to the underwriters of the public offering.

We believe that our current cash and cash equivalents on hand, as well as the net proceeds we receive from the public offering, will be sufficient to finance our anticipated capital and operating requirements for at least the next twelve months. However, if we do not complete this offering, we will need to reduce our costs and/or raise additional capital during the next twelve months, particularly if we obtain FDA approval for any of our products. If we engage in acquisitions of companies, products, or

ISTA PHARMACEUTICALS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

technology in order to execute our business strategy, we may need to raise additional capital. We may be required to raise additional capital in the future through collaborative agreements, Private Investment in Public Equity (“PIPE”) financings, and various other equity or debt financings. If we are required to raise additional capital in the future, there can be no assurance that the additional financing will be available on favorable terms, or at all.

2.    Basis of Presentation

General

The unaudited condensed consolidated financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. In management’s opinion, the accompanying financial statements have been prepared on a basis consistent with the audited financial statements and contain adjustments, consisting of only normal, recurring accruals, necessary to present fairly the Company’s financial position and results of operations. Interim financial results are not necessarily indicative of results anticipated for the full year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

On November 11, 2002, the stockholders approved a 1-for-10 reverse stock split. The reverse stock split reduced the outstanding number of shares but not the par value of the Company’s common stock. The stated capital on the Company’s balance sheet attributable to the outstanding shares of common stock (which is determined by multiplying the par value by the number of shares outstanding) was reduced proportionately based on the reverse stock split ratio of 1-for-10. However, the additional paid-in capital account on the Company’s balance sheet was increased by the amount by which the stated capital was reduced, so that the aggregate amount of the Company’s stockholders’ equity was unchanged by the reverse stock split. The per share net loss and the per share net book value of the Company’s common stock is also increased because there are fewer shares of common stock outstanding. All historical common stock shares and per share data have been adjusted for the reverse stock split throughout these financial statements for all periods presented.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 10-K/A, as amended, for the year ended December 31, 2002.

3.    Revenue Recognition

The Company recognizes revenue consistent with the provisions of SEC Staff Accounting Bulletin No. 101, “Revenue Recognition”, which sets forth guidelines in the timing of revenue recognition based upon factors such as passage of title, installation, payments and customer acceptance. Amounts received for upfront product and technology license fees under multiple-element arrangements are deferred and recognized ratably over the period of such services or performance if such arrangements require on-going services or performance. Non-refundable amounts received for milestone payments are recognized upon (i) the achievement of specified milestones when the Company has earned the milestone payment or, (ii) the milestone payment is substantive in nature and the achievement of the milestone was not reasonably assured at the inception of the agreement. The Company defers payments for milestone

ISTA PHARMACEUTICALS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

events which are reasonably assured and recognizes them ratably over the minimum remaining period of the Company’s performance obligations. Payments for milestones which are not reasonably assured are treated as the culmination of a separate earnings process and are recognized as revenue when the milestones are achieved. Royalty revenue will be recognized upon sale of the related products, provided the royalty amounts are fixed and determinable and collection of the related receivable is probable. Any amounts received prior to satisfying our revenue recognition criteria will be recorded as deferred revenue in the accompanying balance sheets.

In December 2001, the Company began a collaboration with Otsuka Pharmaceutical Co., Ltd. under which Otsuka will be responsible for all clinical development, regulatory approvals, sales and marketing activities for Vitrase®, for ophthalmic uses in the posterior segment of the eye, in Japan. The Company’s principal sources of revenue from this collaboration and the commercialization of Vitrase® will be the license fee received in December 2001, which is being amortized over the Company’s continuing involvement with Otsuka, milestone payments and product sales received from Otsuka. To date, the Company has not earned this milestone payment from Otsuka and it cannot guarantee that it will receive this milestone payment in the future. Under the terms of the collaboration, the Company is responsible for the manufacture of Vitrase® and supplying all of Otsuka’s requirements for Vitrase®.

4.    Comprehensive Income (Loss)

Statement of Financial Accounting Standard (“SFAS”) No. 130, “Reporting Comprehensive Income”, requires reporting and displaying comprehensive income (loss) and its components, which, for ISTA, includes net loss and unrealized gains and losses on investments and foreign currency translation gains and losses. Total comprehensive loss for the nine-month period ended September 30, 2003 and 2002 was $17,423,000 and $16,884,000, respectively. In accordance with SFAS No. 130, the accumulated balance of unrealized gains (losses) on investments and the accumulated balance of foreign currency translation adjustments are disclosed as separate components of stockholders’ equity.

5.    Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, which (i) amends SFAS No. 123, “Accounting for Stock-Based Compensation” to add two new transitional approaches when changing from the Accounting Principals Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” intrinsic value method of accounting for stock-based employee compensation to the SFAS No. 123 fair value method and (ii) amends APB Opinion No. 28, “Interim Financial Reporting” to call for disclosure of SFAS No. 148 pro forma information on a quarterly basis. The Company has elected to adopt the disclosure only provisions of SFAS No. 148 and will continue to follow APB Opinion No. 25 and related interpretations in accounting for stock options granted to its employees and directors. Accordingly, employee and director compensation expense is recognized only for those options whose price is less than the market value at the measurement date.

When the exercise price of the employee or director stock options is less then the estimated fair value of the underlying stock on the grant date, the Company records deferred compensation for the difference and amortizes this amount to expense in accordance with FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Options or Award Plans”, over the vesting period of the options.

ISTA PHARMACEUTICALS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Options or stock awards issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123 and Emerging Issues Task Force (“EITF”) No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction With Selling Goods or Services”, and recognized over the related service period. Deferred charges for options granted to non-employees are periodically re-measured as the options vest.

As required under SFAS No. 123 and SFAS No. 148, the pro forma effects of stock-based compensation on net loss and net loss per common share have been estimated at the date of grant using the Black-Scholes option pricing model based on the following weighted-average assumptions: risk-free interest rate of 3%, dividend yields of 0%, expected volatility of 73%, and a weighted-average expected life of the option of 4 years.

For purposes of adjusted pro forma disclosures, the estimated fair value of the options is amortized to expense over the option’s vesting period. The effect of applying SFAS No. 123 for purposes of providing pro forma disclosures is not likely to be representative of the effects on the Company’s operating results for future years because changes in the subjective input assumptions can materially affect future value estimates. Pro forma information is as follows:

	Nine Months Ended
	September 30, 2003	September 30, 2002
Net loss attributable to common stockholders, as reported	($17,422)	($16,869)

Pro forma net loss	($18,475)	($17,265)

Net loss per share, basic and diluted, as reported	($1.31)	($10.05)

Pro forma net loss per share, basic and diluted	($1.39)	($10.29)

6.    Net Loss Per Share

In accordance with SFAS No. 128, “Earnings Per Share”, and SEC Staff Accounting Bulletin (“SAB”) No. 98, basic net loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Under SFAS No. 128, diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares, such as stock options, outstanding during the period. Such common equivalent shares have not been included in the Company’s computation of net loss per share as their effect would be anti-dilutive.

Under the provisions of SAB No. 98, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.

7.    Private Investment in Public Equity

On November 19, 2002, the Company consummated a private investment in public equity (“PIPE”) transaction, involving a private placement of 10,526,306 shares of its common stock for the aggregate gross purchase price of approximately $40.0 million, or $3.80 per share, and warrants to purchase up to 1,578,946 shares of its common stock for an exercise price of $3.80 per share. Investors in the PIPE transaction included persons and entities affiliated with The Sprout Group, Sanderling Venture Partners,

ISTA PHARMACEUTICALS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investor Growth Capital Limited, Gund Investment Corporation, KBL Healthcare, MDS Capital, and Ontario Teachers’ Pension Plan Board. In addition, $4.0 million of promissory notes previously issued to several of the same investors in ISTA’s September 2002 bridge financing were converted into 1,052,620 shares of the Company’s common stock, based upon the conversion price of $3.80 per share, and warrants to purchase up to 263,158 shares of its common stock with an exercise price of $3.80 per share, concurrently with the consummation of the PIPE transaction.

8.    Commitments and Contingencies

The Company is subject to routine claims and litigation incidental to its business. In the opinion of management, the resolution of such claims is not expected to have a material adverse effect on the operating results or financial position of the Company.

Visionex

Visionex was established in 1997, under the laws of Singapore, to engage in clinical, regulatory and marketing activities. During 1997, Visionex obtained from us the exclusive rights to register, import, market, sell and distribute Vitrase® and a product called Keraform® in East Asian markets, excluding Japan and Korea, for which Visionex paid us $5.0 million. Prior to the Company’s acquisition of Visionex (discussed below), investors who owned 66% of ISTA shares controlled 100% of Visionex shares.

On March 8, 2000, the Company acquired Visionex by entering into an agreement with Visionex shareholders whereby we issued 3,319,363 shares of the Company’s Series C preferred stock, convertible into 245,879 shares of its common stock, to acquire all of the outstanding capital stock of Visionex. The Company assigned a fair value of $11.70 per share to the 3,319,363 shares of Series C preferred stock issued to effect the acquisition, at which time the Company recorded a deemed dividend of $19.2 million to recognize the excess of the value of the shares issued over the net assets acquired.

Under Singapore tax law, Visionex was subject to a 15% withholding tax on a $5.0 million license that it paid to the Company in connection with a license to market, sell and distribute Vitrase® and its other corneaplasty products in certain countries in Southeast Asia. This withholding tax was waived by the Economic Development Board, or EDB, of Singapore subject to various conditions, including a commitment that Visionex would implement a proposed project to expand its business activities in Singapore to the benefit of the local economy. The Company substantially wound down Visionex operations in July 2002, and the proposed project was never implemented. Based upon a letter the Company received from the EDB and the Company’s assessment of its obligations with the EDB, management does not believe that the Company will be required to pay any withholding tax or related obligations in connection with the license fee. However, if the Company is required to pay this withholding tax, the Company does not believe such payment would have a material adverse effect on the Company’s business.

PROSPECTUS , 2003

4,500,000 Shares

Common Stock

Thomas Weisel Partners LLC Jefferies & Company, Inc. RBC Capital Markets Roth Capital Partners

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the common stock being registered hereunder, all of which expenses will be paid by us. All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee, the Nasdaq National Market application fee and the NASD filing fee.

SEC registration fee	$4,020
NASD filing fee	5,468
Nasdaq application fee	22,500
Printing expenses	100,000
Legal fees and expenses	137,500
Accounting fees and expenses	75,000
Blue sky fees and expenses	10,000
Miscellaneous	25,000

Total	$379,488

*To	be filed by amendment.

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors and any corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our certificate of incorporation and our bylaws provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. We also entered into agreements with our directors and executive officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and executive officers to the fullest extent permitted by Delaware law. We have also purchased directors and officers liability insurance, which provides coverage against certain liabilities, including liabilities under the Securities Act.

ITEM 16.    EXHIBITS

Exhibit Number	Description

1.1	Form of Underwriting Agreement

3.1	Restated Certificate of Incorporation of registrant (1)

3.2	Certificate of Correction to Restated Certificate of Incorporation (1)

3.3	Certificate of Correction to Restated Certificate of Incorporation (2)

3.3	Bylaws of the registrant, as amended (3)

3.4	Certificate of Amendment to Bylaws of the registrant (1)

4.1	Specimen common stock certificate (3)

4.2	Preferred Stock Rights Agreement, dated as of December 31, 2001, between the registrant and Mellon Investor Services LLC (4)

Exhibit Number	Description

4.3	First Amendment to the Preferred Stock Rights Agreement with Mellon Investor Services LLC, dated November 18, 2002 (5)

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation

10.1	Amended and Restated Investors Rights Agreement dated as of March 29, 2000 (3)

10.2	1993 Stock Plan and forms of agreements thereunder (3)

10.3	2000 Stock Plan, as amended and restated, and forms of agreements thereunder (3), (18)

10.4	2000 Employee Stock Purchase Plan, as amended (3)

10.5	Form of Indemnification Agreement with executive officers and directors (3)

10.6	Clinical Development Agreement between Covance, Inc. and the registrant dated as of October 28, 1998, as amended (3)

10.7	Agreement between CroMedica Global Inc. and the registrant as of September 8, 1998 (3)

10.8	Agreement between CroMedica Global Inc. and the registrant as of May 19, 1999 (3)

10.9	Lease between the registrant and Aetna Life Insurance Company dated September 13, 1996 for leased premises located at Suite 100, 15279 Alton Parkway, Irvine, California (3)

10.10	Distributor Agreement between Laboratorios Sophia S.A. de C.V. and the registrant as of April 23, 1998 (3)

10.11	Supply Agreement between Biozyme Laboratories, Ltd. and the registrant as of September 23, 1999 (3)

10.12	License Agreement between Allergan Sales, Inc., Allergan Sales, Ltd. and the registrant as of March 29, 2000 (3), (6)

10.13	Supply Agreement between Allergan Sales, Inc., Allergan Sales, Ltd. and the registrant as of March 29, 2000 (3), (6)

10.14	Amendment No. 1 to Contract Clinical Research Agreement with CroMedica Global, Inc., dated May 19, 1999 (7)

10.15	Amendment No. 2 to Contract Clinical Research Agreement with CroMedica Global, Inc., dated May 19, 1999 (7)

10.16	License Agreement between Otsuka Pharmaceutical Co., Ltd., and the registrant, dated as of December 13, 2001 (6), (8)

10.17	Supply Agreement between Otsuka Pharmaceutical Co., Ltd., and the registrant, dated as of December 13, 2001 (6), (8)

10.18	Securities Purchase Agreement between Otsuka Pharmaceutical Co., Ltd., and the registrant, dated as of December 13, 2001 (6), (8)

10.19	Registration Rights Agreement between Otsuka Pharmaceutical Co., Ltd., and the registrant, dated as of December 13, 2001 (6), (8)

10.20	Amendment No. 3 to Contract Clinical Research Agreement with CroMedica Global, Inc., dated December 5, 2001 (9)

10.21	Executive Employment Agreement between Vicente Anido, Jr., Ph.D. and the registrant, dated December 21, 2001 (9)

10.22	Stand-Alone Stock Option Agreement between Vicente Anido, Jr., Ph.D. and the registrant, dated December 21, 2001 (9)

10.23	Transition and Release Agreement between Edward H. Danse and the registrant, dated January 2, 2002 (9)

Exhibit Number	Description

10.24	Facility Lease Amendment No. 1 with Alton Plaza Property, Inc. (9)

10.25	Facility Lease Amendment No. 2 with Alton Plaza Property, Inc. (9)

10.26	Asset Purchase and Sale Agreement with AcSentient, Inc., dated May 3, 2002 (10)

10.27	Master Services Agreement with R.P. Scherer West, Inc. doing business as SP Pharmaceuticals, dated June 7, 2002 (11)

10.28	Form of Change in Control Severance Agreement with certain officers (12)

10.29	Form of Change in Control Severance Agreement with (Thomas A. Mitro and Kirk McMullin.) (12)

10.30	Note and Warrant Purchase Agreement between the registrant and Investors, dated September 19, 2002 (16)

10.31	Form of Senior Secured Convertible Promissory Note issued under the Note and Warrant Purchase Agreement (13)

10.32	Form of Warrant issued under the Note and Warrant Purchase Agreement (13)

10.33	Common Stock and Warrant Purchase Agreement between the registrant and Investors, dated September 19, 2002 (16)

10.34	Form of Warrant to be issued under the Common Stock and Warrant Purchase Agreement (13)

10.35	Individual Non-Qualified Stock Option Agreement between Thomas A. Mitro and the registrant, dated July 1, 2002 (14)

10.36	Individual Non-Qualified Stock Option Agreement between Kirk McMullin and the registrant, dated August 5, 2002 (14)

10.37	Bausch & Lomb Pharmaceuticals, Inc. Contract Manufacturing Supply Agreement with registrant, dated November 25, 2002 (17)

10.38	Bausch & Lomb Pharmaceuticals, Inc. Contract Manufacturing Supply Agreement with registrant, dated February 6, 2003 (17)

10.39	License Agreement between the Eastern Virginia Medical School, and AcSentient, Inc., dated as of January 29, 2002 (17)

10.40	Addendum between the Eastern Virginia Medical School, and AcSentient, Inc., dated as of April 30, 2002 (6), (15)

10.41	Letter regarding consent to assignment of License Agreement from AcSentient, Inc. to the Eastern Virginia Medical School, dated April 26, 2002 (15)

10.42	License Agreement between Senju Pharmaceutical Co., Ltd. and AcSentient, Inc., dated March 7, 2002 (17)

10.43	Agreement between Senju Pharmaceutical Co., Ltd. and AcSentient, Inc., dated April 17, 2002 (17)

10.44	Series D Preferred Stock Purchase Agreement between Allergan Pharmaceuticals (Ireland) Ltd., Inc., and registrant, dated as of March 29, 2000 (3)

10.45	Amendment to Bromfenac License Agreement between Senju Pharmaceutical Co., Ltd., and registrant, dated August 13, 2002 (6), (15)

10.46	Amendment to Timolol Agreement between Senju Pharmaceutical Co., Ltd., and registrant, dated August 13, 2002 (6), (15)

10.47	Form of Side Letter from Investor AB

Exhibit Number	Description

10.48	Form of Side Letter from Sprout Capital IX, L.P.

21.1	Subsidiaries of the registrant (1)

23.1	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP

24.1	Power of Attorney (included in the signature page to this registration statement on page II-5)

(1)	Incorporated by reference to the registrant’s report on Form 10-K for the year ended December 31, 2002, filed with the Commission on March 7, 2003.

(2)	Incorporated by reference from the registrant’s report on Form 8-K filed with the Commission on April 9, 2003.

(3)	Incorporated by reference to the registrant’s Registration Statement on Form S-1 (File No. 333-34120).

(4)	Incorporated by reference to the registrant’s report on Form 8-A filed with the Commission on January 22, 2002.

(5)	Incorporated by reference from the registrant’s Registration Statement on Form 8-A12G/A filed with the Commission on November 19, 2002.

(6)	Confidential treatment requested as to certain portions.

(7)	Incorporated by reference to the registrant’s report on Form 10-K for the year ended December 31, 2000, filed with the Commission on March 30, 2001.

(8)	Incorporated by reference from the registrant’s report on Form 8-K filed with the Commission on January 2, 2002.

(9)	Incorporated by reference from the registrant’s report on Form 10-K for the year ended December 31, 2001, filed with the Commission on April 1, 2002.

(10)	Incorporated by reference from the registrant’s report on Form 8-K filed with the Commission on May 6, 2002.

(11)	Incorporated by reference from the registrant’s report on Form 8-K filed with the Commission on July 9, 2002.

(12)	Incorporated by reference from the registrant’s report on Form 10-Q for the period ended June 30, 2002 filed with the Commission on August 14, 2002.

(13)	Incorporated by reference from the registrant’s report on Form 8-K filed with the Commission September 25, 2002.

(14)	Incorporated by reference from the registrant’s Registration Statement on Form S-8 filed with the Commission on February 18, 2003.

(15)	Incorporated by reference from the registrant’s report on Form 10-K/A for the period ended December 31, 2002 filed with the Commission on April 30, 2003.

(16)	Incorporated by reference from the registrant’s report on Form 10-K/A for the period ended December 31, 2002 filed with the Commission on May 14, 2003.

(17)	Incorporated by reference from the registrant’s report on Form 10-K/A for the period ended December 31, 2002 filed with the Commission on June 4, 2003.

(18)	Incorporated by reference from the registrant’s report on Form 10-Q for the period ended June 30, 2003 filed with the Commission on August 14, 2003.

ITEM 17.    UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(2) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it has met the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 12th day of November, 2003.

ISTA PHARMACEUTICALS, INC.

By:	/S/ VICENTE ANIDO, JR.
Vicente Anido, Jr., Ph.D, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ VICENTE ANIDO, JR. Vicente Anido, Jr., Ph.D.	President, Chief Executive Officer and Director	November 12, 2003

/s/ LAUREN P. SILVERNAIL Lauren P. Silvernail	Chief Financial Officer and Vice President, Corporate Development	November 12, 2003

/s/ ROBERT G. MCNEIL* Robert G. McNeil, Ph.D.	Chairman of the Board	November 12, 2003

/s/ JEFFREY L. EDWARDS* Jeffrey L. Edwards	Director	November 12, 2003

/s/ BENJAMIN F. MCGRAW III* Benjamin F. McGraw III	Director	November 12, 2003

/s/ PETER BARTON HUTT* Peter Barton Hutt	Director	November 12, 2003

/s/ KATHLEEN D. LAPORTE* Kathleen D. LaPorte	Director	November 12, 2003

Signature	Title	Date

/s/ LIZA PAGE NELSON* Liza Page Nelson	Director	November 12, 2003

/s/ RICHARD C. WILLIAMS* Richard C. Williams	Director	November 12, 2003

/s/ WAYNE I. ROE* Wayne I. Roe	Director	November 12, 2003

*By: /S/ VICENTE ANIDO, JR. Vicente Anido, Jr., Ph.D.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement

3.1	Restated Certificate of Incorporation of registrant (1)

3.2	Certificate of Correction to Restated Certificate of Incorporation (1)

3.3	Certificate of Correction to Restated Certificate of Incorporation (2)

3.3	Bylaws of the registrant, as amended (3)

3.4	Certificate of Amendment to Bylaws of the registrant (1)

4.1	Specimen common stock certificate (3)

4.2	Preferred Stock Rights Agreement, dated as of December 31, 2001, between the registrant and Mellon Investor Services LLC (4)

4.3	First Amendment to the Preferred Stock Rights Agreement with Mellon Investor Services LLC, dated November 18, 2002 (5)

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation

10.1	Amended and Restated Investors Rights Agreement dated as of March 29, 2000 (3)

10.2	1993 Stock Plan and forms of agreements thereunder (3)

10.3	2000 Stock Plan, as amended and restated, and forms of agreements thereunder (3), (18)

10.4	2000 Employee Stock Purchase Plan, as amended (3)

10.5	Form of Indemnification Agreement with executive officers and directors (3)

10.6	Clinical Development Agreement between Covance, Inc. and the registrant dated as of October 28, 1998, as amended (3)

10.7	Agreement between CroMedica Global Inc. and the registrant as of September 8, 1998 (3)

10.8	Agreement between CroMedica Global Inc. and the registrant as of May 19, 1999 (3)

10.9	Lease between the registrant and Aetna Life Insurance Company dated September 13, 1996 for leased premises located at Suite 100, 15279 Alton Parkway, Irvine, California (3)

10.10	Distributor Agreement between Laboratorios Sophia S.A. de C.V. and the registrant as of April 23, 1998 (3)

10.11	Supply Agreement between Biozyme Laboratories, Ltd. and the registrant as of September 23, 1999 (3)

10.12	License Agreement between Allergan Sales, Inc., Allergan Sales, Ltd. and the registrant as of March 29, 2000 (3), (6)

10.13	Supply Agreement between Allergan Sales, Inc., Allergan Sales, Ltd. and the registrant as of March 29, 2000 (3), (6)

10.14	Amendment No. 1 to Contract Clinical Research Agreement with CroMedica Global, Inc., dated May 19, 1999 (7)

10.15	Amendment No. 2 to Contract Clinical Research Agreement with CroMedica Global, Inc., dated May 19, 1999 (7)

10.16	License Agreement between Otsuka Pharmaceutical Co., Ltd., and the registrant, dated as of December 13, 2001 (6), (8)

10.17	Supply Agreement between Otsuka Pharmaceutical Co., Ltd., and the registrant, dated as of December 13, 2001 (6), (8)

Exhibit Number	Description

10.18	Securities Purchase Agreement between Otsuka Pharmaceutical Co., Ltd., and the registrant, dated as of December 13, 2001 (6), (8)

10.19	Registration Rights Agreement between Otsuka Pharmaceutical Co., Ltd., and the registrant, dated as of December 13, 2001 (6), (8)

10.20	Amendment No. 3 to Contract Clinical Research Agreement with CroMedica Global, Inc., dated December 5, 2001 (9)

10.21	Executive Employment Agreement between Vicente Anido, Jr., Ph.D. and the registrant, dated December 21, 2001 (9)

10.22	Stand-Alone Stock Option Agreement between Vicente Anido, Jr., Ph.D. and the registrant, dated December 21, 2001 (9)

10.23	Transition and Release Agreement between Edward H. Danse and the registrant, dated January 2, 2002 (9)

10.24	Facility Lease Amendment No. 1 with Alton Plaza Property, Inc. (9)

10.25	Facility Lease Amendment No. 2 with Alton Plaza Property, Inc. (9)

10.26	Asset Purchase and Sale Agreement with AcSentient, Inc., dated May 3, 2002 (10)

10.27	Master Services Agreement with R.P. Scherer West, Inc. doing business as SP Pharmaceuticals, dated June 7, 2002 (11)

10.28	Form of Change in Control Severance Agreement with certain officers (12)

10.29	Form of Change in Control Severance Agreement with (Thomas A. Mitro and Kirk McMullin.) (12)

10.30	Note and Warrant Purchase Agreement between the registrant and Investors, dated September 19, 2002 (16)

10.31	Form of Senior Secured Convertible Promissory Note issued under the Note and Warrant Purchase Agreement (13)

10.32	Form of Warrant issued under the Note and Warrant Purchase Agreement (13)

10.33	Common Stock and Warrant Purchase Agreement between the registrant and Investors, dated September 19, 2002 (16)

10.34	Form of Warrant to be issued under the Common Stock and Warrant Purchase Agreement (13)

10.35	Individual Non-Qualified Stock Option Agreement between Thomas A. Mitro and the registrant, dated July 1, 2002 (14)

10.36	Individual Non-Qualified Stock Option Agreement between Kirk McMullin and the registrant, dated August 5, 2002 (14)

10.37	Bausch & Lomb Pharmaceuticals, Inc. Contract Manufacturing Supply Agreement with registrant, dated November 25, 2002 (6), (17)

10.38	Bausch & Lomb Pharmaceuticals, Inc. Contract Manufacturing Supply Agreement with registrant, dated February 6, 2003 (6), (17)

10.39	License Agreement between the Eastern Virginia Medical School, and AcSentient, Inc., dated as of January 29, 2002 (6), (17)

10.40	Addendum between the Eastern Virginia Medical School, and AcSentient, Inc., dated as of April 30, 2002 (6), (15)

Exhibit Number	Description

10.41	Letter regarding consent to assignment of License Agreement from AcSentient, Inc. to the Eastern Virginia Medical School, dated April 26, 2002 (15)

10.42	License Agreement between Senju Pharmaceutical Co., Ltd. and AcSentient, Inc., dated March 7, 2002 (6), (17)

10.43	Agreement between Senju Pharmaceutical Co., Ltd. and AcSentient, Inc., dated April 17, 2002 (6), (17)

10.44	Series D Preferred Stock Purchase Agreement between Allergan Pharmaceuticals (Ireland) Ltd., Inc., and registrant, dated as of March 29, 2000 (3)

10.45	Amendment to Bromfenac License Agreement between Senju Pharmaceutical Co., Ltd., and registrant, dated August 13, 2002 (6), (15)

10.46	Amendment to Timolol Agreement between Senju Pharmaceutical Co., Ltd., and registrant, dated August 13, 2002 (6), (15)

10.47	Form of Side Letter from Investor AB

10.48	Form of Side Letter from Sprout Capital IX, L.P.

21.1	Subsidiaries of the registrant (1)

23.1	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP

24.1	Power of Attorney (included in the signature page to this registration statement on page II-5)

(1)	Incorporated by reference to the registrant’s report on Form 10-K for the year ended December 31, 2002, filed with the Commission on March 7, 2003.

(2)	Incorporated by reference from the registrant’s report on Form 8-K filed with the Commission on April 9, 2003.

(3)	Incorporated by reference to the registrant’s Registration Statement on Form S-1 (File No. 333-34120).

(4)	Incorporated by reference to the registrant’s report on Form 8-A filed with the Commission on January 22, 2002.

(5)	Incorporated by reference from the registrant’s Registration Statement on Form 8-A12G/A filed with the Commission on November 19, 2002.

(6)	Confidential treatment requested as to certain portions.

(7)	Incorporated by reference to the registrant’s report on Form 10-K for the year ended December 31, 2000, filed with the Commission on March 30, 2001.

(8)	Incorporated by reference from the registrant’s report on Form 8-K filed with the Commission on January 2, 2002.

(9)	Incorporated by reference from the registrant’s report on Form 10-K for the year ended December 31, 2001, filed with the Commission on April 1, 2002.

(10)	Incorporated by reference from the registrant’s report on Form 8-K filed with the Commission on May 6, 2002.

(11)	Incorporated by reference from the registrant’s report on Form 8-K filed with the Commission on July 9, 2002.

(12)	Incorporated by reference from the registrant’s report on Form 10-Q for the period ended June 30, 2002 filed with the Commission on August 14, 2002.

(13)	Incorporated by reference from the registrant’s report on Form 8-K filed with the Commission September 25, 2002.

(14)	Incorporated by reference from the registrant’s Registration Statement on Form S-8 filed with the Commission on February 18, 2003.

(15)	Incorporated by reference from the registrant’s report on Form 10-K/A for the period ended December 31, 2002 filed with the Commission on April 30, 2003.

(16)	Incorporated by reference from the registrant’s report on Form 10-K/A for the period ended December 31, 2002 filed with the Commission on May 14, 2003.

(17)	Incorporated by reference from the registrant’s report on Form 10-K/A for the period ended December 31, 2002 filed with the Commission on June 4, 2003.

(18)	Incorporated by reference from the registrant’s report on Form 10-Q for the period ended June 30, 2003 filed with the Commission on August 14, 2003.